DORATO RESOURCES INC.

FILING STATEMENT

Dated:  April 3, 2008

Neither the TSX Venture Exchange Inc. nor any securities regulatory authority has in any way passed upon the merits of the Transaction described in this Filing Statement

TABLE OF CONTENTS

ARTICLE 1

SUMMARY OF FILING STATEMENT

2

1.1

Cautionary Language

2

1.2

General

2

1.2.1

Principal Terms of the Change of Business

2

1.2.2

Summary of Interests of any Insider, Promoter or Control Person

of the Issuer and their Respective Associates and Affiliates

(before and after giving effect to the Change of Business)

4

1.2.3

Non-Arm’s Length Transaction

4

1.2.4

Summary of Estimated Funds Available to the Resulting Issuer

4

1.2.5

Selected Pro Forma Consolidated Financial Information

5

1.2.6

Details of the Issuer’s Listing on the Exchange

5

1.2.7

Statement of Market Price of the Securities of the Issuer

5

1.2.8

Summary of Relationship or Other Arrangement between the

Issuer and the Sponsor

5

1.2.9

Details of Any Conflict of Interest

5

1.2.10

Interests of Experts

5

1.2.11

Risk Factors

6

ARTICLE 2

INFORMATION CONCERNING THE ISSUER

10

2.1

CORPORATE STRUCTURE

10

2.1.1

Name and Incorporation

10

2.2

General Development of the Business

10

2.2.1

History

10

2.2.2

The Financing

11

2.3

Selected Consolidated Financial Information and Management’s

Discussion and Analysis

11

2.3.1

Selected Financial Information

11

2.3.2

Management Discussion and Analysis

11

2.4

Description of the Securities

13

2.5

Stock Option Plan

13

2.6

Prior Sales

14

2.7

Executive Compensation

15

2.7.1

Executive Officers of the Issuer

15

2.7.2

Directors of the Issuer

16

2.7.3

Other Remuneration

16

2.8

Non-Arm’s Length Party Transactions/Arm’s Length Transactions

16

2.9

Legal Proceedings

17

2.10

Auditor, Transfer Agents and Registrars

17

2.11

Material Contracts

17

ARTICLE 3

INFORMATION CONCERNING THE TARGET ASSETS UNDER

THE OPTION AGREEMENTS

17

3.1

NARRATIVE DESCRIPTION OF THE TARGET ASSETS

17

3.1.1

General

17

3.1.2

Target Assets – Cordillera del Condor Property

17

ARTICLE 4

INFORMATION CONCERNING THE RESULTING ISSUER

36

4.1

Corporate Structure

36

4.1.1

Name and Incorporation

36

4.1.2

Intercorporate Relationships

36

4.2

Narrative Description of the Business

36

4.2.1

Stated Business Objectives

36

4.2.2

Milestones

36

4.2.3

Exploration and Development for Resulting Issuer with Mineral Project

37

4.3

Description of the Securities

37

4.4

Pro Forma Consolidated Capitalization

37

4.4.1

Pro Forma Consolidated Capitalization

37

4.4.2

Fully Diluted Share Capital

38

4.5

Available Funds and Principal Purposes

38

4.5.1

Funds Available

38

4.5.2

Dividends and Dividend Policy

38

4.6

Principal Securityholders

39

4.7

Directors, Officers and Promoters

39

4.7.1

Name, Address, Occupation and Security Holdings

39

4.7.2

Management

40

4.7.3

Penalties or Sanctions

40

4.7.4

Personal Bankruptcies

40

4.7.5

Conflicts of Interest

41

4.7.6

Other Reporting Issuer Experience

41

4.8

Executive Compensation

41

4.8.1

Executive Compensation

41

4.9

Indebtedness of Directors and Officers

42

4.10

Investor Relations Arrangements

42

4.11

Options to Purchase Securities

42

4.11.1

Outstanding Stock Options

42

4.11.2

Stock Option Plan

42

4.12

Escrowed Securities

42

4.13

Auditor(s), Transfer Agent(s) and Registrar(s)

43

ARTICLE 5

GENERAL MATTERS

43

5.1

Sponsorship and Agent Relationship

43

5.1.1

Sponsor

43

5.1.2

Relationships

43

5.2

Experts

43

5.2.1

Opinions

43

5.2.2

Interest of Experts

43

5.2.3

Expertised Reports

44

5.3

Other Material Facts

44

5.3.1

Other Material Facts

44

5.4

Board Approval

44

5.4.1

Board Approval

44

ARTICLE 6

FINANCIAL STATEMENTS

44

In this Filing Statement, unless there is something in the subject matter or context inconsistent therewith, the capitalized terms set forth hereunder have the following meanings:

“Common Shares” means the common shares in the capital of the Issuer;

“Company” means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual;

“Control Person” means any person or company that holds or is one of a combination of persons or companies that holds a sufficient number of any of the securities of the issuer so as to materially affect the control of the Issuer, or that holds more than 20% of the outstanding voting securities of the Issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the Issuer;

 “Exchange” means the TSX Venture Exchange Inc.;

“Financing” means the Non-Brokered Private Placement;

“Insider” means in relation to the Issuer:

(a)

a director or senior officer of the Issuer;

(b)

a director or senior officer of another issuer that is an Insider or a subsidiary of the Issuer; or

(c)

a person that beneficially owns or controls, directly or indirectly, voting shares carrying more than 10% of the voting rights attached to all outstanding voting shares of the Issuer;

 “NI-43-101” means National Instrument 43-101 Standards of Disclosure for Mineral Projects promulgated by the Canadian Securities Administrators;

“Non-Brokered Private Placement” has the meaning set forth under the heading “1.2.1(c) The Financing”;

“Option Agreements” means, collectively, the option agreements regarding the Vicmarama Property, the Maravilla Property, the Lahaina 1 Property, the Lahania 2 Property, and the Afrodita Property;

“Person” means a company or individual;

“Placement Shares” means the Common Shares to be issued on closing of the Financing;

“Resulting Issuer” means Dorato Resources Inc. after completing the Change of Business;

“Shareholder” means a holder of Common Shares of the Issuer;

FINANCIAL AND OTHER INFORMATION

In this Filing Statement, unless otherwise specified, all dollar amounts are expressed in United States Dollars (“US$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar.

ARTICLE 1

ARTICLE 2
SUMMARY OF FILING STATEMENT

2.1

CAUTIONARY LANGUAGE

The following is a summary of information in connection with DORATO RESOURCES INC. (“Dorato” or the “Issuer”) and, assuming completion of the Change of Business and the Financing set out hereunder and should be read together with the more detailed information and financial data and statements contained elsewhere in this filing statement (the “Filing Statement”).

2.2

GENERAL

The purpose of this Filing Statement is to provide information with respect to the Issuer’s proposed Change of Business to the mining sector under Exchange policies.

2.2.1

Principal Terms of the Change of Business

(a)

Reactivation

The Issuer has entered into five agreements with several different vendors to acquire options to earn interests in several prospective mineral exploration properties located in Peru. The acquisition by the Issuer of the mining property options will constitute a Change of Business to the mining sector.  The Issuer has been inactive for 3 years when it ceased its operations as a company that was involved in the development of music transfer software.  The proposed Change of Business requires the Issuer to satisfy applicable Exchange requirements including shareholder approval and the filing of this Filing Statement.

The Issuer will transfer its listing to the Exchange effective on the Change of Business.  The Issuer’s Common Shares are currently listed on the NEX Board of the Exchange under the symbol “DRI.H”.  The Issuer has been classified by the Exchange as an “inactive issuer”.

At a shareholders’ meeting held on June 22, 2004, shareholders of the Issuer approved a change of the Issuer’s primary business focus to other business opportunities, including the acquisition, exploration and development of natural resources properties.

The Issuer will seek the approval of its shareholders to the Change of Business as and by way of written consent resolution, based on a review of the matters contained in this Filing Statement.

(b)

Option Agreements

Dorato has the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 16,158 hectares (the “Vicmarama Property”). In order to earn a 100% interest in the Vicmarama Property, Dorato has agreed to issue a total of 750,000 common shares. Upon acceptance by the Exchange 250,000 shares will be issued and the remaining 500,000 shares will be issued over the following 24 months.  Dorato has also agreed to pay $250,000 as consideration for the Vicmarama Property.

Dorato has the option to earn 100% interest in 18 mineral claims, comprising an aggregate of 14,500 hectares (the “Maravilla Property”).  In order to earn a 100% interest, Dorato has agreed to issue 1,500,000 common shares.  Upon acceptance by the Exchange 250,000 of these shares will be issued and the remaining 1,250,000 shares will be issued over the following 24 months.  Dorato has also agreed to pay $300,000 as consideration for the Maravilla Property.

Dorato has the option to earn 100% interest in 11 mineral claims, comprising an aggregate of 9,659 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, Dorato has agreed to issue 1,500,000 common shares.  Upon acceptance by the Exchange  250,000 of these shares will be issued and the remaining 1,250,000 shares will be issued over the following 24 months.  Dorato has also agreed to pay $400,000 as consideration for the Lahaina 2 Property.

Dorato has the option to earn 100% interest in 17 mineral claims, comprising an aggregate of 15,468 hectares (the “Lahaina 1 Property”).  In order to earn a 100% interest in the Lahaina 1 Property, Dorato has agreed to issue 3,400,000 common shares.  Upon acceptance by the Exchange 400,000 of these shares will be issued and the remaining 3,000,000 shares will be issued over the following 36 months.  Dorato has also agreed to pay $270,000 as consideration for the Lahaina 1 Property.

Dorato Peru S.A.C., a wholly-owned subsidiary of Dorato incorporated on April 25, 2007, has also entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, Dorato has been granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 shares and the payment of $8,000,000 payable over 36 months.

A summary of the cash payments and Common Share deliveries under all of the Option Agreements is set forth below:

Project	Common Shares Issued	Cash Payment
Vicmarama Property	750,000	$250,000
Maravilla Property	1,500,000	$300,000
Lahaina 1 Property	3,400,000	$270,00
Lahaina 2 Property	1,500,000	$400,000
Afrodita Property	3,000,000	$8,000,000
Total:	10,150,000	$9,220,000

(c)

The Financing

In order to meet the financing conditions set forth in the Option Agreements, to enable the Issuer to incur the necessary exploration expenditures and to ensure that the Issuer has additional funds to cover general administrative and overhead expenses over the next 12 months, the Issuer is completing a non-brokered private placement financing for gross proceeds of Cdn. $10,200,000 as soon as the Issuer’s change of business has been approved along with the reactivation.

The Issuer is offering up to 17,000,000 Common Shares at a price of Cdn. $0.60 per share. In addition to the statutory four month hold period, the subscribers will voluntarily agree that the Shares be held in escrow for one year with 50% of the Shares being released after four months, a further 25% being released after eight months, and the final 25% being released after one year.

Canaccord Capital Corporation has agreed to act as Sponsor in regards to the Change of Business pursuant to the policies of the Exchange.

The transaction is subject to regulatory approval.

2.2.2

Summary of Interests of any Insider, Promoter or Control Person of the Issuer and their Respective Associates and Affiliates (before and after giving effect to the Change of Business)

Name and Position	Interest Before Change of Business and the Financing	Interest After Change of Business and the Financing	Percentage Before Change of Business and the Financing	Percentage After Change of Business and the Financing
Anton J. Drescher, President and CEO	1,245,221 common shares	1,784,221 common shares	18.33%	6.39%
Donna M. Moroney, Corporate Secretary & CFO	45,000 common shares	60,000 common shares	<1%	<1%
Gerhard J. Drescher, Director	25,000 common shares	37,000 common shares	<1%	<1%
Rowland Perkins, Director	25,000 common shares	37,000 common shares	<1%	<1%
Jeffrey Pontius, Proposed Director	Nil	200,000 common shares	N/A	<1%

2.2.3

Non-Arm’s Length Transaction

The Change of Business contemplated in this Filing Statement is an arm’s length transaction.

2.2.4

Summary of Estimated Funds Available to the Resulting Issuer

As at February 29, 2008, the Issuer had working capital of $354,805.  On closing of the Financing, the Issuer will receive an additional Cdn. $10,200,000.  The estimated funds available to the Issuer, after completion of the Change of Business, including the working capital of the Issuer, the proceeds from the Financing, net of expenses in connection with the Financing will be approximately $10,554,002. The principal purposes of those funds, after giving effect to the Change of Business to meet the financing conditions set forth in the Option Agreements.

Reference is made to the heading “Target Assets – Cordillera del Condor Property” for disclosure concerning the Phase I exploration program on the Cordillera del Condor Property

Principal Use of Funds	Amount
Estimated expenses of the Change of Business and the Financing	$ 130,000
General and administrative expenses for the 18 months following closing of the Change of Business and the Financing	250,000
Recommended Phase 1 exploration program on Properties for 18 months following closing of the Change of Business and the Financing	2,354,000
Property payments due on closing of the Change of Business and the Financing	1,920,000
Unallocated working capital	5,900,002
Total	$ 10,554,002

The Issuer intends to spend the funds available to it on the completion of the Change of Business as forth above.  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary.

2.2.5

Selected Pro Forma Consolidated Financial Information

The Company’s selected unaudited pro forma financial information as at October 31, 2007 is as follows:

Cash and cash equivalents	$ 9,415,967
Total assets	14,240,943
Total liabilities	25,899
Shareholder’s equity	$ 14,215,044

2.2.6

Details of the Issuer’s Listing on the Exchange

The Issuer's Common Shares trade on NEX board of the Exchange under the symbol “DRI.H”.

2.2.7

Statement of Market Price of the Securities of the Issuer

The Issuer’s shares were halted on October 19, 2007 pending the announcement of theChange of Business. The market price of the securities on the date of the halt was Cdn. $0.67. The Change of Business was announced on November 19, 2007. As of April 3, 2008 the market price of the securities was $1.78.

2.2.8

Summary of Relationship or Other Arrangement between the Issuer and the Sponsor

Canaccord Capital Corporation has been retained as a Sponsor in accordance with the Exchange policies.

2.2.9

Details of Any Conflict of Interest

The directors and officers of the Issuer are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and the laws requiring disclosure by directors and officers of conflicts of interest.  The Issuer will rely upon such laws in respect of any such conflict of interest or in respect of any breach of duty by any of the Issuer’s directors or officers.  All such conflicts are required to be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and the directors of the Issuer are required to govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

Certain of the Issuer’s directors may also be directors, officers or shareholders of other companies that are engaged in the business of acquiring, developing and exploiting natural resource properties.  Such associations may give rise to conflicts of interest from time to time.

2.2.10

Interests of Experts

No person or company, whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Filing Statement or as having prepared or certified a report or valuation described or included in this Filing Statement, holds any beneficial interest, directly or indirectly, in any property of the Issuer or of an associate or affiliate of the Issuer and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Issuer or of an associate or affiliate of the Issuer and no such person is a promoter of the Issuer or an associate or affiliate of the Issuer.

2.2.11

Risk Factors

AN INVESTMENT IN SECURITIES OF THE ISSUER IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK AND SHOULD ONLY BE MADE BY INVESTORS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.

Prior to making an investment decision, investors should consider the investment risks set forth below and those described elsewhere in this document, which are in addition to the usual risks associated with an investment in a business at an early stage of development.  The directors of the Issuer consider the risks set forth below to be the most significant to potential investors in the Issuer, but not all of the risks associated with an investment in securities of the Issuer.  If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the directors are currently unaware or which they consider not to be material in connection with the Issuer’s business, actually occur, the Issuer’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected.  In such circumstances, the price of the Issuer’s securities could decline and investors may lose all or part of their investment.  The risk factors, other than “The Change of Business May Not Be Completed”, assume completion of the Change of Business and the Financing.

The Change of Business May Not Be Completed

The Change of Business is subject to approval of the Shareholders of the Issuer and is also subject to final acceptance of the Exchange.  There can be no assurance that all of the necessary approvals will be obtained.  If the transactions contemplated by the Option Agreements are not completed for these reasons or for any other reasons, the Issuer will continue to search for other opportunities; however, the Issuer will have incurred significant costs associated with the failed implementation of the applicable Option Agreement.  Additionally, the Issuer may in its discretion, determine not to exercise any or all of the options contained in the Option Agreements.

Exploration, Development and Production Risks

An investment in the Issuer’s Common Shares is speculative due to the nature of the Issuer’s involvement in the evaluation, acquisition, exploration and, if warranted, development and production of minerals.

Mineral exploration involves a high degree of risk and there is no assurance that expenditures made on future exploration by the Issuer will result in new discoveries in commercial quantities.

While the Issuer, upon completion of the Change of Business, will have a limited number of specific identified exploration or development prospects, management will continue to evaluate prospects on an ongoing basis in a manner consistent with industry standards.  The long-term commercial success of the Issuer depends on its ability to fund, acquire, develop and commercially produce reserves.  No assurance can be given that the Issuer will be able to locate satisfactory properties for acquisition or participation.  If such acquisitions or participations are identified, the Issuer may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic.  The Issuer has no earnings records, no reserves and no production resource properties.

Insurance

The Issuer’s involvement in the exploration for and development of resource properties may result in the Issuer becoming subject to liability for certain risks, in particular, unexpected or unusual geological operating conditions, including rock bursts, cave ins, fires, floods, earthquakes, pollution, blow-outs, property damage, personal injury or other hazards. Although the Issuer will obtain insurance in accordance with industry standards to address such risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities.  In addition, such risks may not, in all circumstances, be insurable or, in certain circumstances, the Issuer may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons.  The payment of such uninsured liabilities would reduce the funds available to the Issuer.  The occurrence of a significant event that the Issuer is not fully insured against or the insolvency of the insurer or such event, could have a material adverse effect on the Issuer’s financial position, results of operations or prospects.

No assurance can be given that insurance to cover the risks to which the Issuer’s activities will be subject will be available at all or at economically feasible premiums.  Insurance against environmental risks (including potential for pollution or other hazards as a result of the disposal of waste products occurring from production) is not generally available to companies within the industry.  The payment of such liabilities would reduce the funds available to the Issuer.  Should the Issuer be unable to fund fully the cost of remedying an environmental problem, the Issuer might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy.

Prices, Markets and Marketing of Natural Resources

In addition to establishing markets for its natural resources, the Issuer must also successfully market its natural resources to prospective buyers.  The marketability and price of natural resources which may be acquired or discovered by the Issuer will be affected by numerous factors beyond its control.

Government regulations including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of natural resources and environmental protection are all factors which may affect the marketability and price of natural resources.  The exact effect of these factors cannot be accurately predicted, however any one or a combination of these factors could result in the Issuer not receiving an adequate return for shareholders.

Substantial Capital Requirements and Liquidity

The Issuer anticipates that it will make substantial expenditures for the acquisition, exploration, development and production of natural resources in the future.  The Issuer may have limited ability to expend the capital necessary to undertake or complete its projects or to fulfill the Issuer’s obligations under any applicable agreements, including without limitation, the Option Agreements.  There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Issuer.  Future activities may require the Issuer to alter its capitalization significantly.  The inability of the Issuer to access sufficient capital for its operations could have a material adverse effect on the Issuer’s financial condition, results of operations or prospects.

Competition

The Issuer will actively compete for acquisitions, leases, licences, options, concessions, claims, skilled industry personnel and other related interests with a substantial number of other companies, many of which have significantly greater financial resources than the Issuer.

The Issuer’s ability to successfully bid on and acquire additional property rights to participate in opportunities and to identify and enter into commercial arrangements with other parties will be dependent upon developing and maintaining close working relationships with its future industry partners and joint operators and its ability to select suitable properties and to consummate transactions in a highly competitive environment.

Environmental Risks

All phases of the natural resources business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and provincial and municipal laws and regulations.  Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emission of various substances produced in association with operations.  The legislation also requires that facility sites and mines be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities.  Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material.  Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs.  The discharge of tailings or other pollutants into the air, soil or water may give rise to liabilities to foreign governments and third parties and may require the Issuer to incur costs to remedy such discharge.  No assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Issuer’s financial condition, results of operations or prospects.

Companies engaged in the exploration and development of mineral properties generally experience increased costs and delays as a result of the need to comply with applicable laws, regulations and permits. The Issuer believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in natural resource exploration and development activities may be required to compensate those suffering loss or damage by reason of its activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing operations and activities of natural resources companies or more stringent implementation thereof, could have a material adverse impact on the Issuer and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in developments of new properties.

Resources

There can be no assurance that the Issuer’s future exploration and development efforts will result in the discovery and development of commercial accumulations of natural resources.

Regulatory Requirements

Natural resource activities may be affected in varying degrees by political and financial instability, inflation and haphazard changes in government regulations relating to this industry.  Any changes in regulations or shifts in political or financial conditions are beyond the Issuer’s control and may adversely affect the Issuer’s business.  Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation and safety.

Reliance on Operators and Key Employees

The success of the Issuer will be largely dependent upon the performance of its management and key employees.  The Issuer does not have any key man insurance policies and therefore there is a risk that the death or departure of any member of management or any key employee could have a material adverse effect on the Issuer.  In assessing the risk of an investment in the Issuer’s shares, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the management of the Issuer.  An investment in the Issuer’s Common Shares is suitable only for those investors who are willing to risk a loss of their entire investment and who can afford to lose their entire investment.

Permits and Licences

The operations of the Issuer will require licences and permits from various governmental authorities.  There can be no assurance that the Issuer will be able to obtain all necessary licences and permits that may be required to carry out exploration and development of its projects.

Title Matters

Although the title to the properties under the Option Agreements which the Issuer proposes to acquire have been reviewed by the Issuer and formal title opinions have been obtained by the Issuer, no assurances can be given that there are no title defects affecting such property.  The properties under the Option Agreements may be subject to prior unregistered liens, agreements or transfers, native land claims or other undetected title defects.  There is no guarantee that title to the properties under the Option Agreements will not be challenged or impugned.  The Issuer will satisfy itself, however, that evidence of title to the properties under the Option Agreements will be adequate and acceptable by prevailing industry standards.

Additional Funding Requirements

From time to time, the Issuer may require additional financing in order to carry out its acquisition, exploration, development and production activities.  Failure to obtain such financing on a timely basis could cause the Issuer to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.  If the Issuer’s future revenues decrease as a result of lower commodity prices or otherwise, it will affect the Issuer’s ability to expend the necessary capital to replace its reserves or to maintain its production.  If the Issuer’s cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or be available on favourable terms.

Availability of Equipment and Access Restrictions

Natural resource exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted.  Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Issuer and may delay exploration and development activities.

Conflict of Interest of Management

Certain of the Issuer’s directors and officers are also directors and officers of other natural resource companies.  Consequently, there exists the possibility for such directors and officers to be in a position of conflict.  Any decision made by any of such directors and officers relating to the Issuer will be made in accordance with their duties and obligations to deal fairly and in good faith with the Issuer and such other companies.

The Market Price of the Common Shares May Be Subject to Wide Price Fluctuations

The market price of the Common Shares of the Issuer may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Issuer, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Issuer, general economic conditions, changes in mineral reserve or resource estimates, results of exploration, changes in results of mining operations, legislative changes and other events and factors outside of the Issuer’s control.  In addition, stock markets from time to time have experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Common Shares of the Issuer.

The Issuer is unable to predict whether substantial amounts of Common Shares will be sold in the open market.  Any sales of substantial amounts of Common Shares in the public market or the perception that such sales might occur, could materially and adversely affect the market price of the Common Shares of the Issuer.

ARTICLE 3
INFORMATION CONCERNING THE ISSUER

3.1

CORPORATE STRUCTURE

3.1.1

Name and Incorporation

The full corporate name of the Issuer is DORATO RESOURCES INC.

The address of the Issuer’s head office is:

Suite 507- 837 West Hastings Street
Vancouver, B.C.   V6C 3N6

Canada

3.2

GENERAL DEVELOPMENT OF THE BUSINESS

3.2.1

History

Dorato Resources Inc. (“Dorato”) is a British Columbia corporation incorporated on May 26, 1981 as Force Energy Ltd. On September 10, 1981 the Company changed its name to Force Resources Ltd. On December 1, 1994 the Company changed its name to Force Technologies Inc. and consolidated its common shares on a five old for one new basis. On October 1, 1997 the Company changed its name to Glassmaster Industries Inc. and split its common shares on a one old for two new basis. On April 24, 1998 the Company continued its corporate jurisdiction into the state of Wyoming, U.S.A. On August 14, 2000, the Company changed its name to Interlink Systems Inc. and consolidated its common shares on a two old for one new basis. On October 28, 2003, the Company changed its name to Quest Ventures Inc. and consolidated its common shares on a four old for one new basis. On  October 9, 1997 the Company incorporated its wholly owned subsidiary Glassmaster Industries Inc. (“Glassmaster”) in the State of Nevada, U.S.A. On January 15, 2001, the Company sold 100% of its interest in Glassmaster. On March 1, 2001 the Company incorporated another wholly owned subsidiary, Jackalope Audio Inc., under the Yukon Business Corporations Act. On March 31, 2005, the Company sold 100% of its interest in Jackalope Audio Inc. On April 24, 2006, the Company changed its name to Dorato Resources Inc. and consolidated its common shares on a two old shares for one new basis.

On August 21, 2006 the Company continued its corporate jurisdiction from the State of Wyoming into British Columbia. During the year ended January 31, 2005, the shareholders approved a change of the Company’s primary business focus from its Jackalope Audio Website to other business opportunities, including the acquisition, exploration and development of natural resource properties.

3.2.2

The Financing

The Issuer is proceeding with the Financing in conjunction with the Change of Business.  Reference is made to the heading “Section 1.2.1(c) The Financing”. A description of the number and type of securities being distributed and the terms and conditions relating thereto are as follows:

(a)

17,000,000 Common Shares are being offered by the Issuer at a subscription price of Cdn$0.60 per Common Share on a non-brokered basis for gross proceeds of Cdn.$10,200,000;

(b)

there is no other manner of financing being undertaken by or on behalf of the Issuer in connection with the Change of Business.

1.1

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT’S DISCUSSION AND ANALYSIS

1.1.1

Selected Financial Information

The Company’s selected annual information for the three most recently completed financial years as at and for the years ending January 31st are as follows:

	2007 $	2006 $	2005 $
Total revenue	Nil	Nil	Nil
Net loss	79,383	79,507	61,474
Loss) per common share – basic	0.03	0.07	0.05
Loss) per common share – diluted
Total assets	365,257	6,213	6,454
Total liabilities	6,719	216,154	125,726
Shareholder’s equity (deficit)	358,538	(209,941)	(119,272)

The Company’s selected unaudited financial information as at and for the three, six and nine months ended October 31, 2007, are as follows:

	October 31, 2007 $	July 31, 2007 $	April 30, 2007 $
Cash and Cash equivalents	728,427	334,389	342,967
Total assets	1,012,180	340.750	348,424
Total liabilities	25,899	12,022	6,311
Shareholder’s equity	986,281	328,728	342,113

1.1.2

Management Discussion and Analysis

Liquidity and Capital Resources

Year Ended January 31, 2007

The Company had cash and cash equivalents of $361,726 as of January 31, 2007, compared to $1,451 at January 31, 2006, representing an increase of $360,275.  The Company had a working capital of $357,735 as of January 31, 2007, compared to a working capital deficiency of $211,891 as of January 31, 2006.  The increase in cash on hand and resultant increase in working capital was the result of a private placement of 2,200,000 units at a price of Cdn$0.225 per unit.

During the fiscal year ended January 31, 2007 the Company raised an aggregate of $420,561 from a private placement of 2,200,000 units at a price of $0.19 (Cdn$0.225) per unit.  The Company did not raise any funds during the fiscal year ended January 31, 2006

Nine Months Ended October 31, 2007

The Company had cash of $728,427 as of October 31, 2007, compared to $361,726 at January 31, 2007, representing an increase of $366,701.  The Company had a working capital of $712,583 as of October 31, 2007, compared to a working capital of $357,735 as of January 31, 2007.  The increase in cash on hand and resultant increase in working capital was acquired as a result of the exercise of 2,175,000 share purchase warrants and the subscription for an additional 25,000 common shares pursuant to the exercise of 25,000 share purchase warrants at a price of $0.25 (Cdn$0.30) per share during the quarter ended October 31, 2007.

During the nine months ended October 31, 2007 the Company received an aggregate of $669,073 from the exercise of 2,200,000 share purchase warrants at a price of US$0.25 (Cdn$0.30) per share.  During the nine months ended October 31, 2006 the Company raised an aggregate of $420,561 from a private placement of 2,200,000 units at a price of Cdn$0.225 (US$0.1994) per unit.

Other than the proposed private placement of 17,000,000 common shares at a price of Cdn$0.60 per share the Company has no funding commitments or arrangements for additional financing at this time and there is no assurance that the Company will be able to obtain any additional financing on terms acceptable to it, if at all.  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.

Results of Operations

Year Ended January 31, 2007

The Company incurred a net loss of $79,383 for the fiscal year ended January 31, 2007, compared to a loss of $79,507 for the fiscal year ended January 31, 2006.  There was a nominal increase in operating expenses incurred during the fiscal year ended January 31, 2007 compared with the operating expenses incurred during the fiscal year ended January 31, 2006.  The general and administrative expenses incurred during fiscal 2007 primarily consisted of consulting fees of $26,411 (2006 - $36,489), professional fees of $21,611 (2006 - $15,713), rent of $12,171 (2006 - $11,447), filing fees of $8,714 (2006 - $6,894), transfer agent fees of $5,685 (2006 - $3,240), and office and general of $8,418 (2006 - $2,808).  The professional and consulting fees relate to services required in order to maintain financial reporting and public filing requirements.  There were no other significant changes in other general and administrative expenses.  In view of the Company’s lack of operations, its administrative expenses were nominal as the Company continued to strive to maintain minimum expenditures.

Nine Months Ended October 31, 2007

The Company incurred a net loss of $110,926 for the nine months ended October 31, 2007, compared to a loss of $67,566 for the nine months ended October 31, 2006.  The operating expenses were relatively unchanged between the nine months ended October 31, 2007 and the nine months ended October 31, 2006.  The Company incurred consulting fees of $20,785 (2006 - $19,920), professional fees of $14,732 (2006 - $17,321), filing fees of $8,197 (2006 - $8,534), rent of $9,561 (2006 - $9,185), transfer agent fees of $3,244 (2006 - $5,128), office and general expenses of $1,310 (2006 - $7,846) and travel and entertainment costs of $4,728 (2006 - $Nil).  There were no other significant changes in other general and administrative expenses.  During the period the Company received interest income of $10,541 (2006 - $1,233) and wrote off exploration expenses of $58,085 (2006 - $Nil).  In view of its lack of operations, the Company’s administrative expenses were nominal as it continued to strive to maintain minimum expenditures.

The Company does not maintain its own staff.  A management company, Harbour Pacific Capital Corp., controlled by one of the Company’s directors, performs an administrative service on our behalf and bills the Company a fee for this service.  The management company provides full management services including bookkeeping services.

1.2

DESCRIPTION OF THE SECURITIES

The Issuer will be distributing Common Shares in connection with the Change of Business pursuant to the various earn-in requirements under the Option Agreements (reference is made to the heading “Section  Option Agreements”) and pursuant to the Financing.  The following is a summary of the material attributes and characteristics of the Common Shares in the capital of the Issuer.  The following summary does not purport to be complete and reference is made to the Articles of the Issuer as well as the Business Corporations Act (British Columbia).

(a)

Dividend Rights - Subject to any other shares of the Issuer ranking senior to the Common Shares from time to time with respect to the payment of dividends, holders of Common Shares shall be entitled to receive, if, as and when declared by the Board of Directors, such dividends as may be declared thereon by the Board of Directors.

(b)

Voting Rights - The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of shareholders of the Issuer, except those meetings where only the holders of another class or series of shares are entitled to vote separately as a class or series.

(c)

Rights Upon Dissolution or Winding-Up - In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Issuer, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, holders of Common Shares shall be entitled, subject to the preferences accorded to any other shares of the Issuer ranking senior to the Common Shares from time to time with respect to payment on such a distribution, to share equally, share for share, in the remaining property of the Issuer.

(d)

Other Rights - The Common Shares do not carry any pre-emptive, subscription, conversion or exchange rights nor any redemption, retraction, purchase for cancellation or surrender, sinking or purchase fund provisions or provisions permitting or restricting the issuance of additional securities or any other material restrictions.  There are no provisions requiring a securityholder to contribute additional capital.

1.3

STOCK OPTION PLAN

(a)

Summary of Option Plan - The Issuer implemented a stock option plan (the “Option Plan”) on July 26, 2007.  The purpose of the Option Plan is to recognize contributions made by directors, officers and employees and to provide for an incentive for their continuing relationship with the Issuer.  Pursuant to the Option Plan, stock options may be granted up to a maximum of five years from the date of grant. The number of Common Shares that may be reserved for issuance to all optionees pursuant to stock options granted under the Option Plan shall be limited to a “rolling” 10%, pursuant to which the total number of Common Shares issuable under the Option Plan shall be fixed at 10% of the issued Common Shares outstanding at the time of any stock option grant, subject to the applicable rules and regulations of the Exchange.

In accordance with Exchange requirements: (i) the number of Common Shares reserved for issuance to any one person, within a 12 month period, will not exceed 5% of the Outstanding Issue (ii) the number of Common Shares which may be issued to insiders under the Option Plan will not exceed 10% of the issued Common Shares at the time of the granting of the options; (iii) the number of Common Shares which may be issued to any one insider and his or her associates under the Option Plan within a one year period will not exceed 5% of theOustanding Issue ; (iv) the number of Common Shares reserved for issuance to any one consultant, within a 12 month period, will not exceed 2% of the Outstanding Issue; and (v) grants of stock options to an employee, consultant or director conducting investor relations services may not exceed 2% of the Outstanding Issue at the time of granting.

Stock option agreements entered into under the Option Plan do not require any vesting of the stock options unless the optionee provides investor relations services to the Issuer, in which event the stock option agreement provides for vesting of the stock option over at least 12 months with one-quarter of the stock option vesting in three month intervals.

(b)

Subscription Price -

The Subscription Price per Common Share to be acquired on the exercise of an Option will be the Discounted Market Price per share for the Comon Shares on the Exchange on the last trading date on such exchange before the Effective Date of the Option.

(c)

Termination Provisions – No Option may be exercised after:

(i)

the time at which the Optionee ceases to be a Director, or

(ii)

in the case of an Officer or Employee, 5:00 p.m. Pacific Standard Time on the last day on which the Officer or Employee worked for the Issuer or a Subsidiary

However:

(iii)

an Option that would otherwise cease to be exercisable by reason of the death of the Optionee at the particular time may be exercised by their personal representative, from time to time no later than the earlier of the Expiry Date of the Option and one day after the particular time; and

(iv)

an Option that would otherwise cease to be exercisable by reason that the particular time if the effective time that the Optionee has Retired or become Totally Disabled may be exercised by the Optionee, from time to time no later than the earlier of the Expiry Date of the Option and ninety days after the particular time or, if the Optionee is engaged in Investor Relations Activities, then thirty days after the particular time.

1.4

PRIOR SALES

(a)

Prior Sales – During the previous 12 months, the Issuer has sold an aggregate of 2,200,000 common shares upon exercise of 2,200,000 share purchase warrants at a price of $0.25 ($0.30 Cdn.) per share.

(b)

Stock Exchange Price -. The following table sets forth the particulars of the trading of the Issuer’s Common Shares on the NEX for the periods indicated:

Time Period	High Cdn$	Low Cdn$	Volume
March 2008	2.10	1.50	72,813
February 2008	2.37	1.80	60,431
January 2008	2.40	1.75	253,618
December 2007	2.33	1.40	392,003
November 2007	2.00	1.29	513,962
October 2007	N/A	N/A	250
September 2007	0.85	0.67	52,118
August 2007	0.84	0.77	37,112
July 2007	0.93	0.76	8,796
June 2007	0.82	0.82	3,316
May 2007	1.00	0.82	20,450
Quarter Ended April 30, 2007	0.85	0.70	160,080
Quarter ended January 31, 2007	0.99	0.70	81,358
Quarter ended October 31, 2006	0.99	0.495	191,063
Quarter ended July 31, 2006	0.50	0.37	43,205
Quarter ended April 30, 2006	0.50	0.30	107,550
Quarter ended January 31, 2006	0.36	0.29	25,206
Quarter ended October 31, 2005	0.36	0.27	43,028

1.5

EXECUTIVE COMPENSATION

1.5.1

Executive Officers of the Issuer

Summary Compensation Tabe

		Annual Compensation			Long Term Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	All Other Compensation
Anton J. Drescher President	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	30,028 28,964 25,970	Nil Nil Nil	Nil Nil Nil
Donna M. Moroney Corporate Secretary	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	7,418 6,544 Nil	Nil Nil Nil	Nil Nil Nil

During the most recently completed fiscal year ended January 31, 2007, Dorato did not award or institute any LTIP in favour of its Names Executive Officers.

During the most recently completed fiscal year ended January 31, 2007, there were no Options or SARS granted to the Named Executive Officers.

During the most recently completed fiscal year ended January 31, 2007, no Options and/or SARS were exercised by the Named Executive Officers.

During the financial year ended January 31, 2007, Dorato did not reprice any of the stock options previously granted to the Named Executive Officers or directors who were not Named Executive Officers.

Dorato does not have a defined benefit or actuarial plan for the Named Executive Officers under which benefits are determined primarily by final compensation (or average final compensation) and years of service.

Securities Authorized For Issuance under Equity Compensation Plans

The following table sets forth information regarding the Plan in the aggregate as of April 3, 2008.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	Nil	N/A	Nil
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	N/A	N/A	N/A

1.5.2

Directors of the Issuer

None of the directors of the Issuer has received any cash compensation, directly or indirectly, for their services rendered during the most recently completed financial year of the Issuer.  The Issuer does not have any non-cash compensation plans for its Directors and it does not propose to pay or distribute any non-cash compensation during the current financial year.

1.5.3

Other Remuneration

During the last financial year there was no other remuneration paid or payable, directly or indirectly, by the Issuer pursuant to any existing plan or arrangement to its directors and its Named Executive Officer serving during or at the end of the last financial year.

With respect to any person named and their associates or affiliates, there is no indebtedness of the person, associate or affiliate to the Issuer or its subsidiaries that was outstanding nor any transaction or arrangement of the person, associate or affiliate with the Issuer or subsidiary, at any time since the commencement of the Issuer’s last financial year.

1.6

NON-ARM’S LENGTH PARTY TRANSACTIONS/ARM’S LENGTH TRANSACTIONS

(a)

Non-Arm’s Length Party Transactions - There were no acquisitions of assets or services or provision of assets or services in any transaction completed within 24 months before the date of the Filing Statement, or in any proposed transaction, where the Issuer has obtained or proposes to obtain such assets or services from (a) any director or officer of the Issuer; (b) a securityholder disclosed in the Filing Statement as a principal securityholder, either before or after giving effect to the Change of Business and/or the Financing; or (c) an Associate or Affiliate of any of the persons or companies referred to in paragraphs (a) or (b) above.

(b)

Arm’s Length Party Transactions - The proposed Change of Business as well as the Financing are Arm’s Length Transactions.

1.7

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Issuer is a party or of which any of its property is the subject matter nor are any such proceedings known to the Issuer to be contemplated.

1.8

AUDITOR, TRANSFER AGENTS AND REGISTRARS

(a)

Auditor - The auditor of the Issuer is BDO Dunwoody LLP, Chartered Accountants, Suite 604, 750 West Pender Street, Vancouver, British Columbia, V6C 2T7.

(b)

Transfer Agent and Registrar - The transfer agent and registrar of the Issuer's Common Shares is Pacific Corporate & Trust Company at its principal offices are in Vancouver, British Columbia.

1.9

MATERIAL CONTRACTS

The Option Agreements related to the acquisition of the five new properties as well as the agreements forming a part of the Financing are the only material contracts entered into by the Issuer, the particulars of which are set forth in this Filing Statement under the heading “ Section 1.2.1(b) Option Agreements”. These material contracts may be inspected during business hours at the offices of Blake, Cassels, & Graydon LLP in Vancouver.

ARTICLE 2
INFORMATION CONCERNING THE TARGET ASSETS UNDER THE OPTION AGREEMENTS

2.1

NARRATIVE DESCRIPTION OF THE TARGET ASSETS

2.1.1

General

Reference is made to the heading “Section 1.2.1(b) Option Agreements”, for information concerning the Option Agreements.  The material propertyof the Issuer will be the Cordillera del Condor Property. This project is more particularly described below.

2.1.2

Target Assets – Cordillera del Condor Property

The following information is with respect to the Cordillera del Condor Property, which is a property material to the Issuer:

A report entitled “Report (Revised) on the Cordillera del Condor Property Departamento de Amazonas Peru” by G.D. Belik, P. Geo., an independent qualified person, dated January 28, 2008 (the “Cordillera del Condor Report” or the “Technical Report”) was prepared for the Issuer in compliance with NI-43-101.  The following summary has been prepared with the consent of G.D. Belik (the “Author”)and in most cases is a direct extract of the disclosure contained in the Cordillera del Condor Report.  The Cordillera del Condor Report has been filed with certain Canadian securities regulatory authorities pursuant to NI-43-101 and will be available for review on SEDAR.

Source of Information and Data

The Technical Report is based on a thorough review of prior exploration results on the property, a review of government reports and maps and a general review of available information regarding the exploration history and nature of the deposits in the district and the results of current and past exploration activity in the general region.

The Author visted the project area on October 27, 2007. Nine character type samples were collected from some of the showings and alterations exposed at the El Tambo prospect and submitted to Acme Analytical Labs in Vancouver for analysis. Description of the samples and discussion of the results are included in the Technical Report.

The Author relied on information supplied by the Issuer concerning the status, ownership and location of the mineral titles comprising the property but has no independently verified or attempted to verify the accuracy, completeness or authenticity of the information and disclaims responsibility for such information.

A.

PROPERTY DESCRIPTION AND LOCATION

The Cordillera del Condor property is comprised of 68 mineral claims and mining concessions located in northern Peru.  The mineral titles form two large blocks adjacent to Ecuador and extend along the easterly to southerly-facing slopes of the Cordillera del Condor, a north-northeast trending range the summit of which forms the border between Peru and Ecuador.  The claim blocks are located about 7.5 kilometres apart and have a combined area of approximately 60,000 hectares.  The area is sparsely populated and covered by tropical rain forest.  The mean elevation of the area is about 1,200 metres above sea level.

Dorato Resources Inc. acquired the property through four option agreements with Peruvian nationals and a separate option agreement with Compania Minera Afrodita S.A., a private Peruvian Company.

The concessions occur in two separate blocks located about 8.5 km apart. The northern block is about 34 km long and up to 10.5 km wide. The southern block is about 42 km long and up to 14 km wide. Title information is outlined in the following table.

Title Information

Concession Name	Record No	Title Holder	Date Issued	Gross Area (ha)	Net Area (ha)	Taxes (US $)
LAHAINA 1	010257406	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	803.3410	3,000.00
LAHAINA 2	010257506	Carlos Armando Ballon Barraza	2006-06-12	900.00	900.0000	2,700.00
LAHAINA 3	010257606	Carlos Armando Ballon Barraza	2006-06-12	900.00	900.0000	2,700.00
LAHAINA 4	010257706	Carlos Armando Ballon Barraza	2006-06-12	700.00	689.2444	2,100.00
LAHAINA 5	010257806	Carlos Armando Ballon Barraza	2006-06-12	800.00	800.0000	2,400.00
LAHAINA 6	010257906	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	975.9268	3,000.00
LAHAINA 7	010258006	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 8	010258106	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 9	010258206	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 10	010258306	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 11	010258406	Carlos Armando Ballon Barraza	2006-06-12	900.00	900.0000	2,700.00
LAHAINA 12	010258506	Carlos Armando Ballon Barraza	2006-06-12	800.00	800.0000	2,400.00
LAHAINA 13	010258606	Carlos Armando Ballon Barraza	2006-06-12	900.00	900.0000	2,700.00
LAHAINA 14	010258706	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 15	010258806	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 16	010258906	Carlos Armando Ballon Barraza	2006-06-12	1,000.00	1,000.0000	3,000.00
LAHAINA 17	010259006	Carlos Armando Ballon Barraza	2006-06-12	800.00	800.0000	2,400.00
LAHAINA 18	010459106	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	907.7881	3,000.00
LAHAINA 19	010459206	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	922.4605	3,000.00
LAHAINA 20	010459306	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	1,000.0000	3,000.00
LAHAINA 21	010459406	Carlos Armando Ballon Barraza	2006-10-27	200.00	200.0000	600.00
LAHAINA 22	010459506	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	956.6783	3,000.00
LAHAINA 23	010459606	Carlos Armando Ballon Barraza	2006-10-27	800.00	800.0000	2,400.00
LAHAINA 24	010459706	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	947.8885	3,000.00
LAHAINA 25	010459806	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	973.4304	3,000.00
LAHAINA 26	0104599 06	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	1,000.0000	3,000.00
LAHAINA 27	010460106	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	1,000.0000	3,000.00
LAHAINA 28	010460006	Carlos Armando Ballon Barraza	2006-10-27	1,000.00	951.4360	3,000.00
MARAVILLA 1	010080907	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	803.3410	3,000.00
MARAVILLA 2	010081007	Carlos Armando Ballon Barraza	2007-01-12	900.00	900.0000	2,700.00
MARAVILLA 3	010081107	Carlos Armando Ballon Barraza	2007-01-12	900.00	900.0000	2,700.00
MARAVILLA 4	010081207	Carlos Armando Ballon Barraza	2007-01-12	700.00	689.2444	2,100.00
MARAVILLA 5	010081307	Carlos Armando Ballon Barraza	2007-01-12	800.00	800.0000	2,400.00
MARAVILLA 6	010081407	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	975.9268	3,000.00
MARAVILLA 7	010081507	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	1,000.0000	3,000.00
MARAVILLA 8	010081607	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	1,000.0000	3,000.00
MARAVILLA 9	010081707	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	1,000.0000	3,000.00
MARAVILLA 10	010082007	Carlos Armando Ballon Barraza	2007-01-12	1,000.00	1,000.0000	3,000.00
MARAVILLA 11	010082207	Carlos Armando Ballon Barraza	2007-01-12	900.00	900.0000	2,700.00
MARAVILLA 12	010088007	Carlos Armando Ballon Barraza	2007-01-17	800.00	800.0000	2,400.00
MARAVILLA 13	010088107	Carlos Armando Ballon Barraza	2007-01-17	900.00	900.0000	2,700.00
MARAVILLA 14	010088207	Carlos Armando Ballon Barraza	2007-01-17	1,000.00	1,000.0000	3,000.00
MARAVILLA 15	010088307	Carlos Armando Ballon Barraza	2007-01-17	1,000.00	1,000.0000	3,000.00
MARAVILLA 16	010088407	Carlos Armando Ballon Barraza	2007-01-17	1,000.00	1,000.0000	3,000.00
MARAVILLA 17	010088507	Carlos Armando Ballon Barraza	2007-01-17	800.00	800.0000	2,400.00
MARAVILLA 18	010206207	Carlos Armando Ballon Barraza	2007-08-01	1,000.00	907.7881	3,000.00
APU	010211695	Compania Minera Afrodita S.A.	1995-01-02	8.75	8.7500	26.25
CAMPANA 1	010056393	Compania Minera Afrodita S.A.	1993-02-15	1,000.00	1,000.0000	3,000.00
CAMPANA 2	010056293	Compania Minera Afrodita S.A.	1993-02-15	900.00	900.0000	2,700.00
COMAINA 1	010056193	Compania Minera Afrodita S.A.	1993-02-15	1,000.00	1,000.0000	3,000.00
COMAINA 2	010056493	Compania Minera Afrodita S.A.	1993-02-15	1,000.00	1,000.0000	3,000.00
COMAINA 3	010064993	Compania Minera Afrodita S.A.	1993-03-30	1,000.00	1,000.0000	3,000.00
HITO	010064793	Compania Minera Afrodita S.A.	1993-03-30	100.00	100.0000	300.00
PAMINA	010173707	Natalia RodrIguez Chang	2007-03-08	1,000.00	1,000.0000	3,000.00
VICMARAMA 1	010456306	Victor Marino Alvaro Martinez	2006-10-27	400.00	400.0000	1,200.00
VICMARAMA 10	010454906	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 11	010454806	Victor Marino Alvaro Martinez	2006-10-27	900.00	900.0000	2,700.00
VICMARAMA 13	010455106	Victor Marino Alvaro Martinez	2006-10-27	900.00	808.8825	2,700.00
VICMARAMA 14	010456006	Victor Marino Alvaro Martinez	2006-10-27	800.00	674.6809	2,400.00
VICMARAMA 15	010456206	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 16	010455606	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	967.0231	3,000.00
VICMARAMA 17	010460206	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 2	010455906	Victor Marino Alvaro Martinez	2006-10-27	900.00	815.0201	2,700.00
VICMARAMA 3	010455406	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 4	010455206	Victor Marino Alvaro Martinez	2006-10-27	800.00	800.0000	2,400.00
VICMARAMA 5	010455706	Victor Marino Alvaro Martinez	2006-10-27	800.00	792.4142	2,400.00
VICMARAMA 6	010455506	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 8	010456106	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
VICMARAMA 9	010455806	Victor Marino Alvaro Martinez	2006-10-27	1,000.00	1,000.0000	3,000.00
			Total	61,908.75	60,671.2651	185,726.25

In Peru, mineral rights are acquired by application; a Mineral Claim is a formal request for a Mining Concession.  Claim boundaries are determined by UTM coordinates (PSA 56 datum); there is no requirement to physically mark the boundaries of the claim area.  Once granted, the Mining Concession provides the holder the right to explore and exploit mineral resources within the specified concession area.  All mining activities (except for work that is reconnaissance in nature) are carried on exclusively through Mining Concessions.

Most of the northern claim block (Lahaina 1-3, Lahina 17-20, Maravilla 1-4, Maravilla 12-15, Maravilla 17 and Vicmarama 13-17) overlaps the buffer zones of two Protected Natural Areas.  Approval (“favourable technical opinion”) is required from the Natural Resources Institute (INRENA) before a Mining Concession can be granted in these areas.  As soon as procedures are completed, Mining Concession titles should be granted to each and every Mineral Claim located outside the Protected Natural Area buffer zones.  Those claims located within the protected buffer zone will be subject to restrictions imposed by the Protected Natural Areas Law.

In Peru, ownership of a Mining Concession by a foreign entity within 50 kilometres of the national border is not allowed unless approved by Supreme Decree.

The annual tax on Mineral Concessions is currently US$3.00 per hectare.  Based on the present size of property, the annual tax obligation (assuming conversion of all claims to concessions) will be approximately US $184,000 per year.  Taxes have to be paid by June 1 of each year.

Prior to 1992 no exploration was permitted along the border regions of Peru. In 1992 the mining code was revised to permit mining in the frontier regions and extensive concessions were acquired in the Cordillera del Condor region along the border with Ecuador. In 1995, a border dispute broke out between Peru and Ecuador which was settled with the signing of the peace treaty in 1999. After resolution of the dispute, an approximate 10 km-wide tract of land running along the Peruvian side of the border was given protected status (Ichigkat Muja National Park), partly on ecological grounds and partly for security reasons. Based largely on the current exploration boom and the large number of new projects and important new discoveries that have emerged on the Ecuadorian side of the border but also partly because of the incursion of illegal miners across the border from Ecuador, the southern limit of the park was moved north in late 2006 to a natural divide located at approximate UTM coordinates 9597000N (PSA 56) in order to allow exploration companies access to prospective terrain on the Peruvian side of the border. Large tracts of ground (including those parcels optioned by Dorato) were subsequently staked along the border region. The concessions owned by Afrodita predate the border conflict and have remained in good standing since they were issued in 1993-1995.

To date, Dorato has obtained no exploration permits.  In Peru, approval is required when the proposed exploration may have a significant impact on the environment, people or historical sites.

The writer is not aware of any environmental liabilities to which the property is currently subject.  The area, however, is environmentally sensitive and there is a possibility that mine development or future exploration programs may be subject to restrictions or prohibited entirely.

B.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the Property and Proximity to Population Centers

Although there is currently considerable mining and exploration activity on the Ecuadorian side of the border and a number of roads that service small towns and exploration camps come close to the border, there is still virtually no infrastructure on the Peruvian side except for a few small military outposts scattered through the region. The closest road to the central part of the Cordillera del Condor property from the Peruvian side is about 150 km to the south. Without direct road access exploration will be logistically challenging and expensive. Future mine development likely will require road access from the Ecuadorian side of the border.

There are essentially no support facilities along the border region adjacent to the Cordillera del Condor property. The nearest town with basic support facilities is Terra Heroica, located about 14 km to the west. The nearest major center with all service facilities is the city of Loja, Ecuador, located roughly 70 km to the west.

Topography, Elevation and Vegetation

The claim areas occur near the western edge of the Amazon basin and extend along the easterly- to southerly-facing slopes of the Cordillera del Condor, a north-northeast trending range the summit of which forms the border between Ecuador and Peru.

Vegetation is dense and typical of a tropical rain forest. Relief is moderate to steep over most of the property with numerous deeply incised streams and rivers with frequent narrow, steep canyons. Elevations range from slightly less than 600 meters to about 1800 meters above sea level.

Relevant Climate and Length of Operating Season

The climate is tropical with warm humid days being the norm. Rainfall is abundant, particularly during the rainy season between November and March.

C.

HISTORY

General

Historically, the Cordillera del Condor was one of the most important gold-bearing areas in Ecuador. Alluvial gold deposits were exploited by the Incas and later by the Spanish conquistadors and colonials for centuries. During the late 16th to early 17th century total gold production from the district reportedly exceeded 100,000 oz per year. There are numerous historical references to alluvial gold deposits on both sides of the border.

In modern times, the first significant discovery in the region occurred in 1981 when Ecuadorian prospectors discovered bonanza-grade gold mineralization in old Inca workings at Nambija near the town of Zamora. A stampede of miners ensued. Although accurate records were not kept, some accounts estimate that more than 1 million ounces of gold was recovered in less than 10 years by up to 10,000 miners using primitive mining methods.

With all of the prospective ground taken up at Nambija, an overflow of Ecuadorian prospectors continued moving eastward and found significant new base metal, silver and lode gold occurrences at Chinapintza, Biche, Pachicutza, El Hito, Santa Bárbara and elsewhere along the border region with Peru. These discoveries attracted the attention of foreign exploration companies who carried out exploration programs on the Ecuadorian side of the border (some supported or joint-ventured by government-owned Minera Condor) starting in the late 1980’s with Prominex U.K. and later others including TVX Gold, Noranda, Teck, RTZ, Billiton S.A., Corriente, Dynasty 9 Metals, Goldmarca, Valerie Gold, Lateegra Gold and Aurelian Resources. Currently there are a large number of projects under exploration and/or development. The recent announcement by Aurelian of a 43-101 compliant, initial resource estimate of 58.9 million tones grading 7.23 g/t gold (13.7 million ounces) at Fruta del Norte underscores the potential of the region.

Prior Ownership and Exploration

Very little exploration has been carried out on the Peruvian side of the border to date. With the changing of the mining law in 1992, Metales Y Finanzas, S.A. (Metalfin), a predecessor of Afrodita acquired a group of concessions adjacent to the Ecuador border between Chinapintza and El Hito and shortly after expanded their holdings to cover an area more than 150 km long along the border region. Metalfin carried out minor preliminary prospecting, mapping and geochemical sampling in the central part of the claim block (northern part of the current Afrodita concessions) in 1993 and early 1994, which is summarized in a report by Francisco Montecinos dated March, 1994. Montecinos describes small-scale gold mining that had been previously carried out on the property by Ecuadorian garimpeiros in the upper reaches of Comaina Creek near the small military outpost of El Tambo located near the Ecuador border.

The figure below illustrates exploration targets on the Afrodita claims:

770000E
780000E
N
9560000N
9550000N
1
2
3
4
5
Chinapintza
El Hito
Legend
Creek
Elevation Contour (200 m interval)
International Border
Concession Boundary (Dorato Resources)
Limit of 2003 Anglogold Geochemical Surveys
Anglogold Follow-Up Targets
1 El Tambo -polymetallic epithermal Au-Ag
2 Casa Quemada -polymetallic epithermal Au-Ag
3 El Conguime -porphyry Cu-Au and epithermal Au-Ag
4 Conaima 4 -epithermal Au-Ag, Au skarn
5 Cobra 1 -epithermal Au-Ag
Placer Gold Creek (Anglogold and Metalfin Surveys)
Interpreted Fault
kilometers
0 1 2
DORATO RESOURCES
Cordillera del Condor Project
Exploration Targets
Afrodita Concessions

The veins showings at El Tambo were mapped and sampled by Metalfin in 1993 and 1994. Seventeen main vein structures were identified and sampled in 1993 which returned gold values ranging from less than 1 gram to 45 g/t with an average grade of 10-11 g/t. Montecinos carried out further sampling in 1994 with similar results. Veining and alteration at El Tambo are exposed in a series of surface cuts and adits over an area about 500m x 600m in size located adjacent to the Ecuador border. The vein system appears to be open to the north and east. Individual veins are narrow (<0.1m-1.0m) and hosted by altered quartz porphyry and hydrothermal breccias.

Stockwork veining is locally evident. Veins consist of quartz with locally massive pyrite and varying amount of galena, sphalerite and chalcopyrite. The host rock is commonly pyritic and pervasively clay-altered with zones of strong clay-sericite-pyrite alteration adjacent to veins. The hydrothermal breccias, which appear to predate veining, are up to 30 meters wide and contain various types of rock fragments cemented by rock flour, quartz, sulphide and limonite.

Between January 22nd and April 20, 1994, Metalfin expanded upon the work of Montecinos, north and south of the El Tambo area. Work consisted of prospecting, panning and silt sampling (62 samples collected from 23 creeks). Prospecting identified six areas of significant veining and alteration. Silt sampling and panning identified five areas of highly anomalous gold in stream sediments.

No further work was carried out by Metalfin and during the border conflict the concession block was reduced to the original core area and at some point transferred to Afrodita. In 2003 Anglogold Exploraciones Peru S.A.C. (“Anglo”) optioned the property and carried out an initial exploration program between September, 2003 and March, 2004. Work consisted of detailed mapping and 10 sampling at El Tambo, 154.75 kms of cut grid (500m line spacing), grid and stream channel mapping, a biogeochemical survey (364 fern samples and 360 liana samples collected on a 500 x 500 meter sample grid), stream sediment sampling (387 samples) and rock sampling (323 samples).

Five principal gold anomalies were identified by the geochemical surveys (El Tambo, Casa Quemada, Conaima 4, El Conguime and Cobra 1). Mapping at El Tambo was genrally consistent with the earlier work by Metalfin and confirmed the presence of numerous polymetallic veins and tectonic-hydrothermal breccias in an east-west corridor approximately 600 meters long and 400 to 500 meters wide. The zone of veining and alteration coincides with a strong gold biogeochemical anomaly that extends off the survey grid area to the west. In total 76 samples were collected by Anglo representing vein, wall rock and Aureole type alteration/mineralization. Thirteen samples of vein material averaged 14.4 g/t Au and 261 g/t Ag. Twenty-six samples of wall rock averaged 1.2 g/t Au and 26 g/t Ag and thirty-seven halo samples averaged 0.1 g/t Au and 6.8 g/t Ag.

The Conaima 4 target appears to be intrusion related and occurs at the contact between granodiorite (Zamora Batholith) and Jurassic sandstone and limestone that is partly altered to garnet-scapolite skarn. There is an association with anomalous gold values in rock and stream sediments and to some extent with a biogeochemical Au/As anomaly. The main area of interest is about 1 km x 2 km in size.

The El Conguime target area occurs adjacent to a small porphyry stock which hosts significant stockwork Cu mineralization on the Ecuadorian side of the border (El Hito prospect). On the Peruvian side, Anglo identified a strong biogeochemical anomaly about 2 x 4 km in size that is supported by stream sediment gold geochemistry (many anomalies; two samples returned >1 ppm gold). The main lithologies that underlie the area are Jurassic sediments and volcanics. Pyrite is fairly ubiquitous in amounts up to 15%. In the eastern part of the area a series of barren silicified pyritic ledges and pyritic silica breccias form prominent ridges around the summit of El Conguime peak that appear to be part of an extensive high-level, silica cap zone.

The Cobra 1 target is centered about 2 km northeast of El Tambo and consists of a series of biogeochemical anomalies partly supported by stream and rock gold geochemistry (up to 1.321 ppm Au–rock sample 18292). The gold data in fern samples suggests the possibility of a major structural intersection. The potential target area is interpreted to be about 4 km long.

Casa Quemada is located 1.0 km southeast of El Tambo and is an extension of informal workings from the Ecuadorian side and is picked up by a series of pits and trenches centered at about  771000E, 95522500N. The showings appear to be similar to those at El Tambo and probably represent a southerly extension of the same mineralizing system.

After completion of the initial program Anglo geologists carried out a test pit program to evaluate the main geochemical target identified by the phase I program which was completed in mid to late 2004. In total, 574 rock pit samples were collected over the El Conguime, Cobra 1 and Casa Quemada. No follow-up was carried out at Conaima 4 because the concession was inadvertently allowed to lapse and was not recovered.

At El Conguime, extensive pitting was carried out east of the porphyry plug over a vertical range of 800 meters. Pitting exposed carbonate-altered diorite, hornfels and variable pyritized andesitic volcanics. Strong stream sediment gold anomalies were confirmed by panning but were thought to represent saprolitic enrichment. Only two samples returned >1 ppm gold; both were obtained from narrow, sulphide-rich veins. Overall, there are a few scattered isolated anomalous areas for Ag, As, Mo and Pb. Cu and Zn form larger more coherent anomalies.

At Cobra 1, pitting confirmed a series of north-south structure with isolated, elevated gold values, which correlate well with gold panning results. The area is underlain principally by altered (pyritequartz- clay) intrusive which locally has an oxidized silica-rich leached cap which locally carries visible gold (Line 21, 2750E). Gold mineralization appears to be largely controlled by discrete structures. Anomalous gold values are associated with anomalous As, Sb, Pb and Zn.

Test pitting at Casa Quemada exposed pyritic, clay-altered volcaniclastic rocks. Geochemically, the zone is defined by anomalous values in Au, Ag, As, Cu, Pb, and Zn. Exposed mineralization is similar to that at El Tambo.

Recommendations for a 1000-meter diamond drill program (8 holes) to evaluate the El Tambo mineralization at depth was included in the final report by Anglo but this work was never carried out and the option on the Afrodita property was dropped.

D.

GEOLOGICAL SETTING

The regional geological setting of Ecuador and northern Peru is shown in the figure below. This area is comprised of three main physiographic regions: Costa on the west, the Sierra (central Andes) and Oriente on the east. The Costa occurs west of the Andes along the coastal plains and is underlain by young, locally derived sediments with inliers of older accreted volcanic terrain. The Sierra includes two parallel mountain ranges; Cordillera Occidental on the west, which is mostly underlain by Cretaceous marine volcanics and sediments cut by young intrusives and Cordillera Real on the east, underlain by deformed metamorphic rocks. The Cordillera Occidental and Cordillera Real are separated by a high plateau region underlain by Tertiary to Recent volcanics.

78°W
N
Columbia
0°
0°
Quito
Cordillera Occidental
Sierra
Costa
Ecuador
Oriente
Pacific Ocean
Guayaquil
Cordillera Real
Cordillera de Cutucu
Loja
Cordillera del Condor
Dorato Properties
Peru
Zamora Batholith
Peru
Piura
Tertiary to Recent Sediments
Tertiary to Recent Volcanics
Cretaceous to Tertiary I-type Intrusions
Acreted Island Arc, Ocean Floor and Marine Sedimentary Rocks
Triassic to Cretaceous Volcanic and Sedimentary Rocks
Jurassic I-type Intrusions
Paleozoic to Cretaceous Metamorphic Rocks
0
200 km

Simplified Geology of Ecuador and Northern Peru

The Cordillera del Condor property occurs along the eastern edge of the Cordillera del Condor uplift between approximate latitudes 3º 37' S & 4º 21' S. The geology is a compilation based on available government maps and recent work carried out by exploration companies in the area, which is made available on their web sites. The geology in the area of the Afrodita concessions is based largely on the work carried out by Anglo in 2003-2004 with the addition of some structural interpretation carried out by the Author.

The Southern claim block is underlain by a complex package of metamorphic, volcanic, sedimentary and intrusive rocks ranging in age from Precambrian to Lower Tertiary. A series of deformed Precambrian schists, phyllites and gneisses underlie a large area (+50 km²) in the southern part of the claim area in what is interpreted to be large fault-bounded block of preserved basement beneath a former (eroded) Mesozoic graben. A sliver of similar Precambrian basement is preserved in the southern part of the Afrodita concession block to the north where it is overlain by a thick section of Jurassic volcanic and sedimentary rocks preserved in a well-defined fault corridor (discussed below) that extends north through Aurelian Resources Fruta del Norte gold deposit and the Corriente copper belt. On the Afrodita concession, the Jurassic section is composed of a lower sedimentary sequence (Chapiza Formation) consisting of impure ferruginous sandstones, quartzitic sandstone (locally pyrite-rich), massive quartzite and limestone which is conformably overlain by interbedded andesitic tuffs, volcaniclastics and andesitic to basaltic flows of the Misahualli Formation. Limestones of the Chapiza Formation are locally skarnified.

Intrusive rocks of the Zamora Batholith underlie about 60% of the southern claim block. The batholith is comprised of I-type granitic rocks that include early more mafic varieties (hornblendebiotite granodiorites, diorites, and quartz diorites) and later, more differentiated felsic varieties (quartz monzonitic to granitic). Rb/Sr age dating indicates the main phase of intrusive activity occurred during the Middle Jurassic (170-190 Ma) with a later porphyry-related phase (Corriente intrusions) in the upper part of the Late Jurassic (144-150 Ma).

The Chinapintza area and northwest part of the Afrodita concession block are underlain by Cretaceous rhyolitic to dacitic tuffs and breccia intruded by synvolcanic quartz-feldspar porphyries. This intrusive-extrusive volcanic complex is exposed over an area of about 16 km² in a belt that is about 10 km long and 2 to 4 km wide. The volcanics and intrusives generally are pervasively altered (illite +/- sericite-quartz-pyrite). The core area contains numerous highgrade polymetallic Au-Ag veins and mineralized breccia pipes. K-Ar ages on micas from dykes indicate an age of 96 +/- 10 Ma. The emplacement of the Chinapintz porphyry intrusions appears to be associated with a reactivation of earlier faults during the period of back-arc extension in the region that occurred in the late Lower to Upper Cretaceous.

The geology of the northern claim block is poorly known. The only source of information is from large-scale regional government maps. The area is mapped as being mainly underlain by the Zamora Batholith which intrudes flat-lying carbonates and shales of the Triassic Pucará Group (part of the foreland basin) along the eastern margin of the claim area. Younger sandstones of the Cretaceous Hollin Formation unconformably overlie the older rock units in places.

The region is cut by numerous faults; there appear to be four main sets (N-NNE, ENE, WNW & NW). The dominant structural feature in the region is a north to north-northeast trending fault corridor, somewhat curvilinear in form, that has down-dropped and preserved remnants of the Jurassic volcanic-sedimentary sequence along a section that is about 60 km long and up to 8 km wide. This corridor is part an Early Mesozoic magmatic arc-rift system that has been active (reactivated) over a long period of time.

E.

EXPLORATION AND DRILLING

No exploration work has been carried out by Dorato Resources Inc. on the Cordillera del Condor property to date. There are no records of any prior drilling on the property. Anglo appears to have considered an eight-hole drill program at El Tambo but this work was never carried out.

In a news release dated March 27, 2007, Goldmarca Limited announced that it was mobilizing two drill rigs onto the Afrodita ground to initiate a 1,500 metre drill program at El Tambo pursuant to an option-to-purchase agreement between Goldmarca and Afrodita dated May 5, 2006.  There were no follow-up progress reports and it appears the program was never carried out.  Financial reports released by Goldmarca indicate that to the end of September, 2007, the company incurred expenditures totaling $346,290 on the property.  Approximately $35,000 is recorded as exploration expenditures (professional, consulting, geological, geophysical) with the balance reported principally as acquisition costs.  The precise nature or results of the work completed by Goldmarca have not been made public.

F.

MINERALIZATION

The southern and eastern parts of Dorato’s southern claim block (Lahaina 12-16, Lahaina 22-28, Maravilla 6-10, Vicmarama 1-6, Micmarama 8-11 and Pamina concessions) and the entire northern claim block are essentially virgin ground. Apart from coarse-scale regional government mapping programs, there is no documentation of any prior surveys or exploration work having been carried out in these areas.

Exploration work by Anglo on the Afrodita block established significant mineralization and/or alteration at El Tambo, Casa Quemada, Conaima 4, El Conguime and Cobra 1.

El Tambo and Casa Quemada:

El Tambo and Casa Camada are extensions of the Chinapintza mineralized belt across the border into Peru. The Chinapintza intrusive-extrusive complex underlies about 10 km² of the Afrodita concession area. At El Tambo veining and alteration are widespread over an area at least 500 x 600 meters in size. Soil and thick vegetation cover possible extensions of the zone to the northeast and south.

The veins at El Tambo are the same as those at Chinapintza and consist of quartz heavily impregnated with pyrite plus variable amounts of base metal sulphides. Most of the veins are less than 0.3 m but locally are up to 1.0 m wide. Stockwork veining and swarms of thin anastomosing veinlets often occur parallel to the main vein sets. Wall rock alteration consists of intense illitesericite- pyrite +/- quartz which grades outward to illite-chlorite. The dominant vein directions are NE and ESE with moderate to steep southerly dips. Zones of hydrothermal and tectonic breccia were mapped by Metalfin and Anglo but there are discrepancies regarding locations, number and sizes of the bodies. The Author examined one of the breccia bodies during the property visit. The breccia is pipe-like and exposed over an area about 40m x 20m. The breccia is heterolithic and contains well-rounded clasts of mainly quartzite and volcanics but also locally clasts of rounded vein-quartz and rounded massive sulphide (mainly pyrite). The breccia is dark grey (manganiferous), strongly pyritic (semimassive in places) and cut by epithermal quartz veins and veinlets although in general the overall vein density is low.

A strongly fractured, sheared and brecciated quartzite was mapped by Anglo along the southern edge of the El Tambo zone. Descriptions are rather vague but the zone reportedly is altered and mineralized. It is bounded by two faults, which trend ESE (subparallel to one of the main vein sets). The quartzite body is about 50m wide, 550m long and has not been closed off to the east.

Most of the veins were extensively sampled by Metalfin in 1993 and 1994 which returned gold values ranging from less than 1 gram to 45 g/T with an average grade of 10-11 g/t. In 2003 and 2004, Anglogold resampled some of the veins and analysed a broad suite of samples of various types of wall rock and peripheral, halo-type alteration and mineralization. The results of the Anglo sampling are presented in tables below.

El Tambo Vein Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
17593	9560	142	4970	10000	10000	880	44
17595	7960	157	1220	10000	10000	1640	18
17596	41670	149	1970	10000	10000	603	30
17598	49020	2172	10000	10000	10000	6220	37
18202	9100	126	777	10000	10000	880	58
18209	10540	54	1590	1590	320	294	5
18216	12290	201	5130	10000	10000	609	58
18218	34960	149	1130	10000	10000	910	108
18222	282	79	513	478	713	160	12
18223	2854	33	272	5900	138	233	32
15485	1562	39	2610	988	10000	320	6
15498	383	4	59	126	844	11	1
15802	6910	89	658	10000	10000	568	61
Average	14392	261

El Tambo Wall Rock Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
17591	502	20	2300	1370	814	131	5
17592	799	31	321	1650	1800	176	5
17594	311	16	195	1440	1730	154	9
17597	3027	69	2060	4980	10000	361	5
18203	414	6	91	3460	840	127	7
18204	189	34	556	1190	1900	257	6
18205	103	17	474	678	392	88	6
18206	106	5	66	459	38	68	6
18207	137	2	109	247	32	71	3
18208	113	1	61	408	99	38	3
18210	750	15	929	5460	4940	180	6
18211	999	24	109	167	30	58	6
18217	104	3	180	985	191	119	6
18219	3722	117	388	10000	10000	1130	48
18220	554	41	220	6600	10000	464	17
18221	7870	58	612	10000	10000	740	45
18224	3131	47	592	2570	3810	243	13
18226	6420	108	1310	10000	10000	389	57
15486	393	4	72	555	1710	50	1
15487	373	3	255	284	3180	15	2
15488	806	3	205	319	3160	25	2
15499	261	2	31	55	142	19	2
15801	128	19	73	2720	3300	62	13
15803	176	12	87	3670	2620	132	11
15837	252	5	145	5020	188	215	6
15838	163	15	406	1170	207	173	8
Average	1223	26

El Tambo Aureole Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb(ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
17581	206	4.6	141	668	33	68
17582	151	3.3	184	875	111	12
17583	189	2.3	134	327	40	27
17584	71	6.5	98	306	76	112
17585	203	38.4	576	474	9650	91
17586	51	2.1	80	99	36	26
17587	18	1.7	53	97	50	11
17588	24	2.6	83	115	93	19
17589	58	4.5	44	218	28	28
17590	33	4.3	39	101	23	23
17599	177	14.3	548	213	927	66
18201	22	4.8	121	883	165	75
18229	12	4.0	150	356	109	260
18230	55	1.0	92	831	33	86
15490	64	1.0	25	128	155	28
15491	83	1.5	29	92	119	61
15492	96	3.1	65	198	505	47
15493	37	0.7	17	24	572	17
15494	46	0.2	63	33	79	24
15495	86	0.7	93	55	358	5
15496	85	3.4	72	251	1170	134
14771	890	6.1	86	415	736	156
14772	38	3.0	68	133	81	58
14776	50	2.5	52	205	373	59
14777	53	11.9	330	118	177	118
15696	21	3.6	94	371	64	19
15697	70	11.5	1080	54	85	41
15698	33	8.9	199	101	176	57
15699	47	7.6	124	85	126	194
15804	77	26.8	743	142	218	70
15805	44	13.2	265	154	128	87
15806	152	18.1	672	144	238	320
15807	14	3.0	217	34	240	23
15808	63	8.6	224	715	117	84
15809	24	4.7	114	98	40	45
15839	64	20.4	1070	514	420	63
15840	162	2.0	94	584	2120	14
Average	96	6.9

Vein samples collected by Anglo averaged 14.4 g/t Au and 261 g/t Ag which correlate well with the results obtained by Metalfin. Vein mineralization contains significant base metals (Pb=Zn>Cu) and anomalous levels of As and Sb. Twenty-six samples of wall rock averaged 1.2 g/t Au and 26 g/t Ag and thirty-seven halo samples averaged 0.1 g/t Au and 6.8 g/t Ag.

The table below is a list of samples collected by Anglo from the quartzite breccia. Eleven samples were collected. All returned anomalous gold values ranging from 55 to 5930 ppb with an average value of 1380 ppb (1.38 g/t). Silver averages 17.9 ppm (17.9 g/t). There is a similar association with base metals and anomalous arsenic and to a lesser extent anomalous antimony.

El Tambo Quartzite Breccia Samples (Anglogold)

Sample	Au (ppb)	Ag (ppm)	Cu (ppm)	Pb (ppm)	Zn (ppm)	As (ppm)	Sb (ppm)
18212	345	10	404	5930	7610	86	14
18213	218	1	19	212	45	27	1
18214	228	5	38	149	265	38	1
18215	1054	4	136	167	46	674	5
15481	4766	61	1360	6460	7900	423	38
15482	956	36	111	1140	2340	131	4
15483	5930	66	1440	568	4350	60	7
15484	464	5	231	537	621	238	3
15489	1012	1	343	75	61	100	1
15497	156	4	348	87	106	34	2
14774	55	4	586	29	1180	36	2
Average	1380	17.9

The Author collected nine character-type samples at El Tambo during the property visit.  Two samples of vein mineralization (one oxidized, one unoxidized) assayed 4.8 and 4.2 g/t gold and 54.5 and 87.3 g/t Ag. Both vein samples contained anomalous levels of As and Sb. The unoxidized vein sample contained 1024 ppm Cu, >10000 ppm Pb and > 10000 ppm Zn which is consistent with the results obtained by Anglo. Samples of pyritic, manganiferous, hydrothermal breccia collected from two separate locations returned similar results (583/388 ppb Au, 12.1/13.8 ppm Ag, 160/151 ppm Cu, 3491/3811 ppm Pb and 9716/6014 ppm Zn). The remaining samples were grab samples of weak silicification and clay alteration peripheral to some of the veins; all returned low Au and Ag values.

Casa Quemada is located 1.0 km southeast of El Tambo and has a similar geological setting. A series of old pits and small hand trenches expose veins hosted by clay-altered and pyritized volcaniclastic rocks intruded by a small rhyodacite plug. Fourteen samples of vein and wall rock alteration collected from the showing area by Anglo returned anomalous gold values ranging from 30 ppb to +1000 ppb. Anglo tested the area north of the showings in 2004 with a single E-W line of test pits with negative results.

Conaima 4

The Conaima 4 target is located about 5 km ESE of El Tambo. The area of interest occurs at the contact between granodiorite of the Zamora Batholith and pyritized ferruginous sandstone and limestone (locally altered to garnet-scapolite skarn) of the Chapiza Formation. Thirteen float and bedrock samples collected by Anglo during their initial 2004 program returned anomalous values for Au, Ag, Cu, Pb, Zn, As, Sn and W (Table 6). There is a positive correlation between Au and Ag, Cu & As and to a lesser extent between Sn & W. There is no consistent pattern between Pb & Zn or Pb & Zn and the other elements. Anglo reported high concentrations of manganese in some of the skarn exposures. Anglo’s primary target model for the Conaima 4 area is an oxidized gold skarn similar to Nambija.

El Conguime:

The El Conguime target area occurs adjacent to the El Hito porphyry prospect. Work carried out by Anglo was directed mainly toward evaluating the area along the eastern flank of the El Hito porphyry system on the Peruvian side of the border. The area is underlain by Jurassic volcanics and sediments intruded by small porphyry stocks. The test pit program exposed carbonate-altered diorite, hornfels and variable pyritized andesitic volcanics with weak Cu-Zn mineralization. Only two samples returned >1 ppm gold which were obtained from narrow, sulphide-rich veins.

The work by Anglo has probably ruled out the potential for a near-surface porphyry Cu-Au target, however there is a potential for an Aurelian-type epithermal Au-Ag deposit at depth. In the eastern part of the area a series of barren silicified pyritic ledges and pyritic silica breccias form prominent ridges around the summit of El Conguime peak that appear to be part of an extensive high-level, silica cap zone. This silica cap zone appears to be similar to the high-level silica alteration zone overlying the FDN deposit. The same host rocks (Misahualli volcanics) underlie both areas with essentially the same structural setting (early Mesozoic extensional basins located along a major north-northeast trending fault corridor). A sample of angular silica breccia float collected by Anglo from the area has a geochemical signature (anomalous Au-Ag-As-Sb-Ba) typical of high-level epithermal systems.

Cobra 1:

The Cobra 1 target was originally identified by the Anglo biogeochemistry and stream sediment surveys which defined an anomalous trend more than 4 km long. A follow-up test-pit program (bedrock sampling below the lateritic soil cover) was carried out along seven east-west lines spaced at 500 m intervals (50 m stations). This coarse sample grid identified a series of quartz-sericite-illite-pyrite alteration zones associated with a series of en-echelon, north to northnortheast trending faults and complex shear zones that cut Mesozoic intrusives, volcanics and sediments over the length of the grid area. Many of the pits bottomed in breccias, gossan, pyritic silicified zones and silica-rich leached cap (with vg in pit L21, 2750E). Alteration zones vary from less than 50 m (single station) to more than 400 m in width. More than 40 of the pits returned anomalous gold values ranging from 30 ppb to more than 1000 ppb that correlate well with the observed alteration

G.

SAMPLING AND ANALYSIS

Sampling Method and Approach

Nine rock samples were collected by the Author at El Tambo and submitted for gold and multielement ICP analyses. Sample descriptions and results are provided in Appendices D & E of the Technical Report. Samples consisted of representative grab samples of veins, breccia and alteration areas. The primary objectives were to verify earlier results obtained by Anglo and Metalfin from the highgrade vein mineralization and evaluate the breccias and alteration areas away from the main vein zones for their potential for hosting bulk tonnage disseminated mineralization. In the writer’s opinion the sampling program achieved these objectives.

Sample Preparation, Analyses and Security

Care was taken to ensure the integrity and security of each sample. All of the samples were collected by the Author and placed in standard sample bags with security tags attached to each bag. The samples remained in the possession of the Author on the property and during their transit back to Canada. In Canada, the samples were shipped by Greyhound directly to Acme Analytical Laboratories in Vancouver.

Acme Labs has a quality assurance program that operates according to the International Standards Organization (IOS) guidelines. The laboratory employs a comprehensive quality control program covering both sample preparation and analysis with regular internal audits undertaken to ensure compliance with documentation procedures required by the IOS. Laboratory standards and blanks are run routinely by Acme Labs to ensure quality control and lack of contamination.

Gold and a 36-element package were determined by ICP-MS from a 15 g sample using an aqua regia digestion. The lower detection limit for gold is 0.5 ppb and the upper detection limit is 100 ppm.

Data Verification

All of the assay data was checked against field notes to ensure that there were no unusual inconsistencies between the reported results and field observations. The Author is confident in the adequacy of the sample collection, handling, security, preparation and analytical procedures that have been carried out.

H.

DEPOSIT TYPES

The Cordillera del Condor region contains four general deposit types, which are summarized below:

Aurelian-type epithermal gold-silver mineralization: Aurelian Resources has a large number of concession blocks located along the Ecuadorian side of the border which partly adjoin Dorato’s concessions to the west. The main Aurelian block extends north of Chinapintza and encompasses their two main projects, Fruta del Norte (FDN) and Bonza-Las Penas (BLP). On October 4, 2007, Aurelian announced a 43-101 compliant initial inferred resource estimate by Micron International Limited for FDN of 58.9 million tonnes at an average grade of 7.23 g/t gold and 11.8 g/t silver (13.7 million oz Au, 22.4 million oz Ag). Earlier (December, 2005), the company released a similar report placing the initial inferred resource estimate for BLP at 15,030,000 million tonnes @ 1.07 g/t gold and 11.6 g/t silver (517,000 ounces of gold and 5,605,500 ounces of silver). Advanced exploration is continuing on both projects. On November 29, 2007, Aurelian announced follow-up drill results for FDN which included intersects of 216.6 m grading 12.85 g/t gold from infill drilling on the main zone and 13.5 m grading 16.86 g/t gold in step-out drilling to the south. In addition to the two main gold projects, Aurelian has identified more than 30 gold targets and 12 high priority porphyry copper prospects in the district (Company web site).

FDN is a blind deposit discovered by Aurelian Resources in 2006 while drill testing a high-level silica alteration zone associated with anomalous As, Sb, Hg +/- Au. The deposit occurs beneath >200 m of sedimentary cover (Suarez Formation) and is largely hosted by Misahualli andesitic volcanics. The deposit occurs in the northeast margin of an Early Mesozoic extensional basin that is approximately 8km x 2km in size. Mineralization was contemporaneous with development of the basin with compelling evidence that the deposit formed both before and during the deposition of the overlying sedimentary cover (Sillitoe, Feb., 2007).

The FDN deposit is classified as an intermediate-sulphidation epithermal Au-Ag type. The main part of the deposit, is characterized by an intense zone of Mn-bearing stockwork veining and brecciation which contains multiple generations of cruciform quartz-calcite-rhodochrosite-adularia veins and veinlets with pyrite and marcasite and subordinate base metal sulphides in a zone up to 125 m wide and more than 400 m long. Alteration consists of proximal silicification within a broad illite alteration zone that diminishes outward to a propylitic alteration zone. The basal part of the Suarez Formation is pervasively silicified with locally well-preserved sinter deposits. Pyrite and marcasite are present in the silicified cap in amounts up to 30%.

Note: Mineral resources are not mineral reserves and do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues. In addition, inferred resource estimates are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Nambija gold skarns: More than 1.0 million ounces of high-grade gold mineralization (+30 g/t) was mined near the town of Zamora at Nambija over a period of about 10 years. Mining was carried out in a primitive fashion by 100’s of garimpeiro miners with no assays for grade control. Material was essentially selected by the ability to see or pan gold from rocks exposed at the face of the tunnels.

Mineralization at Nambija occurs in tectonic and intrusive breccias, veins and shear zones that cut a complex skarn/hornfels assemblage located within an Upper Triassic sedimentary-volcanic roof pendant (Piuntza Group) intruded by alkalic phases of the Zamora Batholith. Mining was focused on about 30 separate areas along a linear trend, which suggests a strong structural control. Mineralization consists of mainly coarse free gold with chalcopyrite, sphalerite, galena, specularite, barite, pyrite & arsenopyrite. Silver values are generally low (< 3 ppm). Alteration minerals include garnet, chlorite (retrograde), calcite, rhodochrosite, epidote, actinolite, Kspar, apatite, quartz and clay. Mining was carried out over a vertical range of about 400 meters.

Corriente Porphyry Belt: The Corriente porphyry belt contains four main porphyry deposits and a number prospects in a belt about 100 km long. Mirador and Mirador Norte, located in the southern part of the trend have a combined total resource estimated at about 890 million tonnes averaging 0.56% Cu and 0.16 g/t Au. San Carlos and Panantza, located about 40 km north of Mirador contain a combined total resource estimated at 1.063 billion tonnes @ 0.62% Cu.

The deposits are classic calc-alkaline varieties related to the emplacement of late-stage, granodiorite to monzogranitic phases of the Zamora Batholith. The deposits contain a potassic core (Kspar-biotite) variably overprinted by phyllic and advanced alteration that grades outward to a pyritic propylitic alteration halo. Copper grades of >0.2% are restricted to the potassic core.

Mineralization consists of pyrite>chalcopyrite stockwork mineralization with local thin layers of supergene chalcocite enrichment. The deposits contain appreciable molybdenum (60-250 ppm) and locally gold.

The deposits occur at major fault intersections within a north-trending fault corridor. This is the same fault corridor that extends through the FDN and BLP deposits and continues south through the Afrodita concession block.

El Hito and Santa Barbara are two significant porphyry systems located south of Chinapintza. The deposits have not been dated but are probably the same age as the Corriente porphyries. El Hito is situated on the Peruvian border about 5 km south of Chinapintza; the Afrodita concessions cover the eastern part of the system. At El Hito, weak copper mineralization occurs in a quartz diorite to granodiorite stock that has intruded Misahualli andesites. There are several phases of stockwork veining associated with a central sericite-pyrite-clay alteration zone that grades outward to a propylitic halo. Mineralization in the inner core assays 0.1-0.3% Cu with spot values of up to 0.9% Cu. The porphyry system is about 2 km in diameter. In 2000, Valerie Gold drill four core holes in the central part of the deposit on the Ecuadorian side which returned intersections up to 300 meters long grading about 0.3% Cu with minor gold.

Santa Barbara is a high-level Cu-Au porphyry-skarn deposit located about 4 km west of El Hito.  TVX Gold discovered the deposit in the mid to late 1990’s. The property was optioned to Valerie Gold (along with El Hito) in 1999 and later acquired by Goldmarca Resources. Mineralization is described as occurring in stockwork zones in altered porphyry and within skarn zones in a roof pendant of Misahualli volcanics. The deposit contains an inner phyllic-argillic-copper core with elevated levels of zinc and gold surrounded by a pyrite-propylite alteration halo. Results of trenching and drilling by Valerie Gold indicate a potential resources of >700,000 oz Au (21 million tonnes @ approximately 1 g/t Au, 0.12% Cu).

Chinapintza Epithermal Au-Ag-Zn-Pb-Cu Veins and Breccia Pipes: The Chinapintza area (also referred to as the Pachicutza district) is underlain by a intensely altered and mineralized dacitic to rhyolitic porphyries, breccia pipes and associated felsic volcanic tuffs and flows that cover an area of about 16 km² straddling the border with Peru. The subvolcanic intrusive complex was emplaced in sheared basement intrusives and schists along the western edge of a graben infilled with Lower Jurassic volcanics and sediments. The age of the complex is uncertain but limited potassium-argon age dating suggests an upper Lower to Middle Cretaceous age.

The main prospects include Santore, Tres Cemitos, Yaguarzingo, Chinapintz, Pangui and Viche which are centered on the small mining community of Chinapintza, Ecuador, located just across the border from Peru. At Chinapintza and Viche a cluster of breccia pipes have been identified (San José, Pangui, Buena Esperanza, Los Cuyes) which carry disseminated mineralization and are cut by quartz-sulphide veins. Vein swarms and stockwork zones are developed around the pipes over an area 2.5 x 1.0 km in size. Porous acid tuffs adjacent to and overlying the pipes are pervasively mineralized with disseminated to semimassive pyrite.

The veins appear to largely post-date the breccia pipes and generally are considerably higher grade. The veins consist of massive to semimassive pyrite with variable amounts of quartz, native gold, electrum and base metals (Zn>Cu>Pb). Veins vary from <20 cm to occasionally more than 2.0 m in width. Gold grades range from less than 5 grams to more than 60 grams per tonne with an overall average of about 15 g/t. Wall rock alteration is extensive and characterized by illitesericite +/- quartz with a peripheral halo of illite-chlorite.

The surficial oxidized portions of the veins and stockwork zones have been extensively mined by informales who are believed to have recovered between 10 and 80 g/t gold/tonne to a depth of 5 to 10 meters. There are currently estimated to be more than 200 small-scale, independent miners working the area, some of which are mining the deeper, unoxidized portions of the deposits.

The earliest systematic exploration work in the area by was carried out by Prominex U.K. (1980), followed by TVX Gold, Noranda and Teck among others and most recently by Dynasty Metals and Goldmarca Ltd. Dynasty’s has carried out extensive drilling on their Jerusalem property located near the western edge of the Chinapintza complex. Mineralization is hosted in a swarm of north to northwest-trending veins along the western edge of a subvolcanic porphyry stock. A recent 43-101 compliant report released by Dynasty places the combined measured, indicated and inferred resource for Jerusalem at 3,393,000 tonnes grading approximately 12.0 g/t Au (1.3 million ounces) and 95 g/t Ag (10.7 million ounces).

Goldmarca has a large block of ground east of Dynasty and has been evaluating some of the original prospects in and around Chinapintza. Goldmarca have placed the combined resource for various veins, the Los Cuyes breccia and San José breccia at approximately 4.5 million tonnes @ 2.9 g/t gold (420,000 oz).

I.

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The property is at an early stage of exploration with no prior drilling.  A significant resource, if present, has yet to be established.

J.

INTERPRETATION AND CONCLUSIONS

Exploration work carried out by Anglo in 2003 and 2004 has identified a number of excellent exploration targets within the Afrodita concession block, none of which have been drill-tested to date. El Tambo and Casa Quemada are clearly extensions of the Chinapintza mineralized belt which hosts significant epithermal polymetallic vein and hydrothermal breccia deposits on the Ecuadorian side of the border including the Jerusalem project of Dynasty Metals. At El Tambo, mineralization occurs in a swarm of anastomosing vein sets, stockwork zones and hydrothermaltectonic breccias that are exposed over an area at least 500 x 600 meters in size. Veins appear to average about 10 to 11 g/t Au over widths of 10 to100 cm. The average silver grade is estimated to be at least 100 g/t and total base metals better than 2%.

The primary exploration target at El Tambo is high-grade vein mineralization but there is a significant potential for disseminated mineralization in the hydrothermal breccias, stockwork zones adjacent to veins and in the brecciated quartzite along the southern edge of the target area, which when combined with the higher-grade vein mineralization could produce a larger resource amenable to bulk mining. Due to a lack of continuous exposure in the area, the only practical way of evaluating this potential is by trenching or drilling.

El Conguime and Cobra 1 occur along a definite NNE trend which is interpreted to be a major fault zone. The primary target at El Conguime is an Aurelian-type epithermal Au-Ag deposit at depth below a high-level silica cap zone exposed along the eastern flank of El Conguime Peak. The only way of evaluating this target is by drilling.

The Cobra 1 target area is more than 4 km long and open along trend to the NNE. The target is defined by a series of sub-parallel faults associated with wide zones of hydrothermal alteration and anomalous gold geochemistry. The target type is an Aurelian-type deposit at or close to the present surface. The work carried out by Anglo was very coarse and preliminary in nature. Further work will be required in order to refine and prioritize targets prior to drilling.

Anglo was unable to carry out any follow-up work on the Conaime 4 target in 2004 because the concession had inadvertently been allowed to lapse. The concession area has been recovered and now forms part of the Afrodita concession block. Conaime 4 is a Nambija-type oxidized skarn target that occurs on interpreted parallel NNE-trending structure. Initial sampling by Anglo returned anomalous Au-Pb-Zn-W-Sn values in manganiferous skarn and ferruginous, carbonaceous sediments adjacent to the Zamora Batholith.

Very little is known about the other concession blocks (Lahaina, Maravilla, Vicmarama, Pamina). There has been no detailed mapping or documentation of any prior exploration in these areas. The south blocks appear to cover the projected southerly extension of the fault corridor. Remnants of Jurassic volcanics and sediments have been mapped in the area and a large block of Precambrian metamorphic rocks appears to represent a fault-bounded slice of basement preserved beneath a former (eroded) Mesozoic graben. Based on this apparent favourable structural setting, the southern block is considered by the Author to have an excellent exploration potential.

The northern block is underlain mainly by granitic rocks of the Zamora Batholith and is located some distance off of the main structural trend. The area is assigned a lower priority although an initial assessment of the area is warranted.

K.

WORK RECOMMENDATIONS

A two-phase exploration program estimate to cost US$4,460,000 is recommended for the Cordillera del Condor project which is in the opinion of the Author fully justified by the technical merits of the property.  Because of difficult terrain and difficult access, which will require the extensive use of helicopters during both phases of the recommended program, exploration costs will be significantly higher than would be expected in the road accessible areas in the same region.  In addition, due to a greater degree of uncertainty in the allowing for unforeseen costs and cost overruns, a 20% contingency allowance has been added to both phases of the program.

Phase I, estimated to cost US$2,354,000, consists of three parts:

1.

An initial helicopter-supported program of reconnaissance mapping, prospecting and stream sediment sampling to evaluate on a first-pass basis the Lahaina, Maravilla, Vicmarama and Pamina concessions.

2.

Detailed mapping and sampling on the El Conguime, Cobra 1 and Conaime 4 targets and detailed mapping and sampling of priority targets identified in other areas by the initial reconnaissance work.

3.

3D I.P./resistivity and ground magnetic surveys on El Tambo, El Conguime, Cobra 1, Conaime 4 and other targets of merit identified by the reconnaissance and follow-up work complted in stages 1 and 2.  The geophysical surveys will help refine and better define target areas prior to drilling (all of the deposit types in the district are associated with abundant sulphide and commonly contain abundant silica, e.g. FDN, which make I.P./resistivity a logical choice to evaluate target areas).

Phase II, which is contingent upon the results of Phase I, is a 6,000 metre initial diamond drill program estimated to cost US$2,106,000.  A minium 14 holes should be drilled to test the El Tambo, El Conguime, Conaima 4 and Cobra 1 targets with a contingent for an additional ten holes to test other targets developed during Phase I.  Drill hole priorities, hole locations and target depths would be determined after the completion of Phase I.

ARTICLE 1
INFORMATION CONCERNING THE RESULTING ISSUER

1.1

CORPORATE STRUCTURE

1.1.1

Name and Incorporation

The corporate name of the Resulting Issuer will remain Dorato Resources Inc. The head office and registered and records office will remain the same.

1.1.2

Intercorporate Relationships

The Resulting Issuer will have one subsidiary, Dorato Peru, S.A.C.

1.2

NARRATIVE DESCRIPTION OF THE BUSINESS

1.2.1

Stated Business Objectives

The intended business objective that the Resulting Issuer expects to accomplish, using the funds available as described in “Summary of Estimated Funds Available to the Resulting Issuer” is the acquisition and exploration of the Target Assets under the Option Agreements.

1.2.2

Milestones

In order to accomplish the business objectives described above, the following events must occur:

(a)

Complete the Change of Business and the Financing by April 30, 2008.

(b)

Complete the Phase I exploration program described under the heading “Target Assets – Cordillera del Condor Property”.

(c)

Plan and complete a Phase II exploration program for the Cordillera del Condor Property based on the results of the Phase I exploration program and take into account the cash available to the Resulting Issuer.

(d)

Complete cash payments and issue Common Shares under the Option Agreements as set forth under the heading “Section 1.2.1(b) Option Agreements”.

1.2.3

Exploration and Development for Resulting Issuer with Mineral Project

Reference is made to the heading “Target Assets – Cordillera del Condor Property” for information concerning the Phase I exploration program recommended for the property.

1.3

DESCRIPTION OF THE SECURITIES

After giving effect to the Change of Business and the Financing, the Resulting Issuer’s securities will be the same as set out under the heading “Issuer - Description of Securities”.

1.4

PRO FORMA CONSOLIDATED CAPITALIZATION

1.4.1

Pro Forma Consolidated Capitalization

Designation of Security	Amount Authorized	Amount Outstanding After Giving Effect To The Change of Business and the Financing (1)(2)(3)

Common Shares	100,000,000 Common Shares	27,943,187

Transaction	Amount Outstanding After Giving Effect To The Change of Business and the Financing

Issued Common Shares outstanding as at October 31, 2007	6,793,187
Issued under the Option Agreements as at the effective date of the Change of Business	4,150,000
Common Shares issued pursuant to the Financing	17,000,000
27,943,187

(1)

Pursuant to the Resulting Issuer's stock option plan, the total number of Common Shares issuable thereunder is fixed at 10% of the issued Common Shares outstanding at the time of any stock option grant, subject to the applicable rules and regulations of the Exchange.  The Resulting Issuer will have nil stock options outstanding.

(2)

The Resulting Issuer will issue those Common Shares described under the heading "Section 1.2.1(b) Option Agreements" if the Resulting Issuer seeks to continue to maintain any or all of the Option Agreements in full force and effect and/or to exercise any of the options thereunder.

(3)

17,000,000 Common Shares to be issued to the subscribers pursuant to the Financing.

Based on the Resulting Issuer’s pro-forma balance sheet, the Resulting Issuer’s deficit will be ($5,574,267).

1.4.2

Fully Diluted Share Capital

Designation of Security	Number	Percentage of Fully Diluted
Common Shares Outstanding as at October 31, 2007	6,793,187	24.31%
Common Shares to be issued pursuant to theNon-Brokered Private Placements	17,000,000	60.84%
Options to be granted upon closing of transaction	Nil	N/A
Securities issuable pursuant to the Option Agreements	4,150,000	14.85%
Total	27,943,187	100%

1.5

AVAILABLE FUNDS AND PRINCIPAL PURPOSES

1.5.1

Funds Available

As at February 29, 2008, the Issuer had working capital of $354,805.  On closing of the Financing, the Issuer will receive an additional $10,200,000.  The estimated funds available to the Issuer, after completion of the Change of Business, including the working capital of the Issuer, the proceeds from the Financing, net of expenses in connection with the Financing will be approximately $10,554,002. The principal purposes of those funds, after giving effect to the Change of Business to meet the financing conditions set forth in the Option Agreements.

Reference is made to the heading “Target Assets – Cordillera del Condor Property” for disclosure concerning the Phase I exploration program on the Cordillera del Condor Property

Principal Use of Funds	Amount
Estimated expenses of the Change of Business and the Financing	$ 130,000
General and administrative expenses for the 18 months following closing of the Change of Business and the Financing	250,000
Recommended Phase I exploration program on Properties for 18 months following closing of the Change of Business and the Financing	2,354,000
Property payments due on closing of the Change of Business and the Financing	1,920,000
Unallocated working capital	5,900,002
Total	$ 10,554,002

The Issuer intends to spend the funds available to it on the completion of the Change of Business as forth above.  There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary.

1.5.2

Dividends and Dividend Policy

There are no restrictions that could prevent the Resulting Issuer from paying dividends.  The Resulting Issuer does not expect to have the ability to pay dividends in the near future.  If the Resulting Issuer generates earnings in the future, it expects that earnings will be retained to finance further growth of the Resulting Issuer.  The Resulting Issuer’s dividend policy will be for the directors of the Resulting Issuer to determine if and when dividends should be declared and paid based upon its financial position at the relevant time.  All of the Common Shares of the Resulting Issuer shall be entitled to an equal share in any dividends declared and paid.  No decision has been made to change the intended dividend policy of the Resulting Issuer.

1.6

PRINCIPAL SECURITYHOLDERS

To the knowledge of management of the Issuer, upon completion of the Change of Business and the Financing and the issuance of 17,000,000 Common Shares pursuant to the Financing and the issuance of 10,150,000 Common Shares under the Option Agreements as set forth under the heading “Section 1.2.1(b) Option Agreements”, no person will beneficially own, directly or indirectly, or exercise control or direction over more than 10% of the Common Shares of the Resulting Issuer, except as follows:

Name and Municipality of Residence	Number of Common Shares Owned	Percentage
Carlos Ballon Barraza San Isidro, Peru	6,350,000	18.87%

1.7

DIRECTORS, OFFICERS AND PROMOTERS

1.7.1

Name, Address, Occupation and Security Holdings

The following are the names and municipalities of residence of each proposed director and officer of the Resulting Issuer, the positions and offices to be held with the Resulting Issuer, their respective principal occupations within the five preceding years and the number and percentage of Common Shares of the Resulting Issuer which will be held by each of them on completion of the Change of Business and the Financing.  Each director will hold office until the next annual meeting of the Resulting Issuer unless his office is earlier vacated in accordance with the Business Corporations Act (British Columbia) and the Notice of Articles and Articles of the Resulting Issuer.

Name and Residence of Proposed Directors/Officers and Present Offices Held	Principal Occupation and Period Serving as Director of Issuer	Number of Common Shares	Percentage
Anton J. Drescher C.E.O and Director	President and a director since 1993. Certified Management Accountant; President and director of Harbour Pacific Capital Corp. since 1998 and Westpoint Management Consultants Ltd since 1978. .	1,784,221	6.39%
Donna M. Moroney Corporate Secretary	Corporate Secretary and CFO since December 2004. President and director of Affari Management Services Inc.	60,000	<1%
Gerhard Drescher Director	Director since 2000. President and director of Python Technologies Inc.	37,000	<1%
Rowland Perkins Director	Director since January 2005. President and a director of eBackup Inc.	37,000	<1%
Jeffrey Pontius Proposed Director	Geologist; President and CEO of International Tower Hill Mines Ltd.	200,000	<1%

All of the directors and officers are ordinarily resident in Canada.

No proposed director of the Resulting Issuer is, or within the 10 years prior to the date of this Filing Statement, either:

(i)

has been a director or officer of any company that while that person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or an order that denied the relevant company access to any exemption under securities legislation, for more than 30 consecutive days; or

(c)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

None of the directors have entered into a non-competition or non-disclosure agreement with the Resulting Issuer.

Assuming completion of the Change of the Business and the Financing, the directors and officers of the Resulting Issuer, as a group, will own, directly or indirectly, 2,118,221 Common Shares of the Resulting Issuer, representing approximately 7.58% of the total issued and outstanding Common Shares of the Resulting Issuer.

The proposed board committees of the Resulting Issuer and the proposed members of each committee are as follows:

I.

Audit Committee

The proposed members of the Audit Committee of the Resulting Issuer are Anton J. Drescher, Rowland Perkins and Gerhard J. Drescher.

1.7.2

Management

The following are the biographies of the proposed members of management:

Anton J. Drescher – Proposed Chief Executive Officer.  Mr. Drescher, 52 years of age, is a Certified Management Accountant.  As CEO, Mr. Drescher business functions will include raising capital, strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of our expenses/taxes/activities, and reporting to the Board of Directors.  He will be an independent contractor and will be devoting approximately 30% of his time on the business of the Issuer.  Mr. Drescher has been President and director of Harbour Pacific Capital Corp. since 1998 and President and director of Westpoint Management Consultants Ltd. since 1978.  He has also been President and a director of Trevali Resources Corp. since May 2007; Chief Financial Officer and a director of USA Video Interactive Corp. since 1994; a director of International Tower Hill Mines Ltd. since 1991; and President and a director of Ravencrest Resources Inc. since April 2007.  Mr. Drescher has not entered into a non-competition or non-disclosure agreement with the Issuer.

Donna M. Moroney- Proposed Corporate Secretary. Ms. Moroney, 47 years of age, is an independent contractor.  As Corporate Secretary, Ms. Moroney business functions will include attending and acting as the recording secretary of all meetings of the Board, shareholders and committees of the Board; entering or causing to be entered in records kept for that purpose minutes of all proceedings; as and when instructed, preparation and dissemination of all notices to shareholders, Directors, officers, auditors and members of committees of the Board; assist in preparation of Management Discussion & Analysis, and managing stock option plan..  She will be an independent contractor and will be devoting approximately 30% of her time on the business of the Issuer.  She has over 20 years of legal experience in corporate and regulatory compliance for both Canadian and US companies.  She has been a consultant to public companies assisting with regulatory compliance since 1992 and has been an instructor of corporate/securities law for paralegals.  Ms. Moroney acts as Corporate Secretary for a number of US and Canadian public companies, including Ravencrest Resources Inc. Trevali Resources Corp., Greenshield Explorations Limited and Anglo-Canadian Uranium Corp.  Ms. Moroney has not entered into a non-competition or non-disclosure agreement with the Issuer.

1.7.3

Penalties or Sanctions

During the ten years prior to the date of this Filing Statement, no proposed director, officer or promoter of the Resulting Issuer or a securityholder anticipated to hold sufficient number of securities of the Corporation to affect materially the control of the Resulting Issuer, has, to the knowledge of the Issuer, been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud or has entered into a settlement agreement with a securities regulatory authority, or to the knowledge of the Issuer, has been subject to any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would likely be considered important to a reasonable securityholder making a decision about the Resulting Issuer.

1.7.4

Personal Bankruptcies

During the 10 years prior the date of this Filing Statement, no director, officer or promoter of the Resulting Issuer, or a securityholder anticipated to hold sufficient securities of the Resulting Issuer to affect materially the control of the Resulting Issuer, or a personal holding company of any such persons has, to the knowledge of the Issuer, been declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

1.7.5

Conflicts of Interest

Other than as disclosed elsewhere in this Filing Statement, there are no known existing or potential conflicts of interest among the Resulting Issuer and any of the proposed directors, officers or promoters of the Resulting Issuer, nor any associate or affiliate of the foregoing, which could reasonably be expected to affect a securityholder’s investment decision.

1.7.6

Other Reporting Issuer Experience

The following table sets out the proposed directors, officers and promoters of the Resulting Issuer that are, or have been within the last five years, directors, officers or promoters of other reporting issuers:

Name	Reporting Issuer Name	Name of Trading Market	Position	From	To
Anton J. Drescher	USA Video Interactive Corp.	Exchange	Corporate Secretary and Director	June 1993	President
	International Tower Hill Mines Ltd.	Exchange	Director	Oct. 1991	Present
	Trevali Resources Corp.	CDN	President and Director	May 2007	Present
	Ravencrest Resources Inc.	N/A	President and Director	April 2007	Present
	Amanta Resources Ltd.	Exchange	Director	Apr. 1993	Aug. 2004
	Landmark Minerals Inc.	Exchange	Director	Feb. 2003	July 2006
	Waymar Resources Ltd.	Exchange	President and Director	June 2005	Jan. 2007
Donna M. Moroney	Ravencrest Resources Inc.	N/A	Corporate Secretary &CFO	July 2007
	Greenshield Explorations Limited	NEX	Corporate Secretary &CFO	Aug. 2006	Present
	Anglo-Canadian Uranium Corp.	Exchange	Corporate Secretary	May 2007	Present
	International Tower Hill Mines Ltd.	Exchange	Corporate Secretary	May 1997	Sept. 2006
	Waymar Resources ltd.	Exchange	Corporate Secretary	June 2005	May 2007
	Landmark Minerals Inc.	Exchange	Corporate Secretary	Apr. 2005	Nov. 2005
	Accelrate Power Systems Inc.	Exchange	Corporate Secretary	Nov. 2004	Dec. 2005
	US Oil and Gas Resources Ltd.	Exchange	Corporate Secretary	Nov. 2003	Nov. 2006
Gerhard J. Drescher	Ravencrest Resources Inc.	N/A	Director	1995	April 2007
	Landmark Minerals Inc.	Exchange	Director	June 2004	Dec. 2004
	Amanta Resources Ltd.	Exchange	Director	Apr. 1994	Aug. 2004
	International Tower Hill Mines Ltd.	Exchange	Director	May 2000	May 2005
Rowland Perkins	International Tower Hill Mines Ltd.	Exchange	Director	Oct. 1998	Present
	USA Video Interactive Corp.	Exchange	Director	Jan 2005	Present
	Waymar Resources Ltd.	Exchange	Director	June 2005	Present
Jeffrey Pontius	International Tower Hill Mines Ltd.	Exchange	President & Director	Sept. 2006	Present
	Wealth Minerals Ltd.	Exchange	Director	Dec. 2006	Present
	Skygold Ventures Ltd.	Exchange	Director	Nov. 2006	Present

1.8

EXECUTIVE COMPENSATION

1.8.1

Executive Compensation

No cash or stock option compensation for the executive officers of the Reporting Issuer has been determined as at the date of this Filing Statement.  However, the Reporting Issuer anticipates that, based on the Reporting Issuer’s activities over the next 12 months, total cash compensation for all of the named executive officers of the Reporting Issuer will not exceed $100,000 for the next 12 months.  The Reporting Issuer expects that the named executive officers of the Reporting Issuer will receive stock options under the Reporting Issuer’s stock option plan in accordance with Exchange guidelines.

No other compensation is expected to be paid to the Reporting Issuer’s executive officers in the next 12 months.

1.9

INDEBTEDNESS OF DIRECTORS AND OFFICERS

No individual who is a director or officer of the Issuer or is proposed to be a director or officer of the Resulting Issuer, and each other individual who at any time during the most recently completed financial year of the Issuer was, a director or officer of the Issuer, and each associate of such individual, has been indebted to the Issuer.

1.10

INVESTOR RELATIONS ARRANGEMENTS

There is no written or oral agreement or understanding that has been reached with any person to provide any promotional or investor relations services for the Resulting Issuer.

1.11

OPTIONS TO PURCHASE SECURITIES

1.11.1

Outstanding Stock Options

As at the date of this Filing Statement, there are no stock options to purchase securities of the Resulting Issuer that will be held upon completion of the Change of Business and the Financing by:

(a)

all proposed officers of the Resulting Issuer as a group and all proposed directors of the Resulting Issuer who are not also officers as a group;

(b)

any other employees of the Resulting Issuer as a group;

(c)

all consultants of the Resulting Issuer as a group; and

(d)

any other person or company, including any agent or underwriter.

1.11.2

Stock Option Plan

Reference is made to the heading “Issuer – Stock Option Plan”.  The Resulting Issuer will retain the Issuer’s stock option plan.

1.12

ESCROWED SECURITIES

To the knowledge of the Issuer as of the date of this Filing Statement, the following table sets forth the name and municipality of residence of the securityholder, the number of securities of each class of securities of the of the Resulting Issuer, anticipated to be held in escrow after giving effect to the Change of Business and the Financing, and the percentage that number represents of the outstanding securities of that class.

		After Giving Effect to the Change of Business and the Financing
Name and Municipality of Residence of Securityholder	Designation of Class	Number of Securities to be Held in Escrow	Percentage of Class	Issue Date and Price Per Share at Issuance
Anton J. Drescher, Burnaby, BC	Common Shares	1,245,221	4.46%	1,122,132 @ $0.225 on Sept. 28, 2006 50,000 @ $0.14 on Apr. 5, 2005 73,089 purchased prior to July 2003
Rowland Perkins, Calgary, Alberta	Common Shares	25,000	<1%	12,500 @ $0.225 on Sept. 28, 2006 12,500 @ $0.30 on Sept. 27, 2007
Gerhard J. Drescher, Delta, BC	Common Shares	25,000	<1%	12,500 @ $0.225 on Sept. 28, 2006 12,500 @ $0.30 on Aug. 23, 2007
Donna M. Moroney, Vancouver, BC	Common Shares	45,000	<1%	25,000 @ $0.225 on Sept. 28, 2006 20,000 @ $0.30 on Aug. 28, 2007

In accordance with the Exchange Corporate Finance Policy 5.4, and pursuant to an escrow agreement to be entered into among each of the above noted insiders, directors, officers and the Resulting Issuer and based on the Resulting Issuer being an “emerging issuer”, the securities of each security holder will be escrowed securities pursuant to an 18-month escrow.  Twenty-five percent of the escrowed securities will be exempt from escrow effective on the receipt of notice confirming the listing of the approval of the Change of Business by the Exchange.  The balance of the escrowed securities will be released over 18 months in equal tranches at six month intervals from the date of the approval of the Change of Business by the Exchange, with 25% of the escrowed securities being released in each tranche.  The escrow release schedule is subject to acceleration in accordance with National Policy 46-201.

1.13

AUDITOR(S), TRANSFER AGENT(S) AND REGISTRAR(S)

BDO Dunwoody LLP, located at Suite 604, 750 West Pender Street Vancouver, B.C., V6C 2T7, will be the auditors of the Resulting Issuer.  Pacific Corporate & Trust Company at its principal offices in Vancouver, British Columbia will remain as the registrar and transfer agent of the Resulting Issuer’s Common Shares following completion of the Change of Business and the Financing.

ARTICLE 2
GENERAL MATTERS

2.1

SPONSORSHIP AND AGENT RELATIONSHIP

2.1.1

Sponsor

Canaccord Capital Corporation, Suite 2200, 609 Granville Street, Vancouver, B.C., V7Y 1H2, has agreed to act as Sponsor in regards Issuer’s Change of Business in accordance with Exchange policies.

2.1.2

Relationships

Other than set out above, the Issuer has not entered into any agreement with any registrant to provide sponsorship or corporate finance services, either now or in the future.

2.2

EXPERTS

2.2.1

Opinions

There are no experts responsible for opinions referred to in this Filing Statement, other than the author of the Cordillera del Condor Report.

2.2.2

Interest of Experts

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Filing Statement or as having prepared or certified a report or valuation described or included in this Filing Statement holds any beneficial interest, direct or indirect, in any property of the Resulting Issuer or of an associate or affiliate of the Resulting Issuer and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Resulting Issuer or of an associate or affiliate of the Resulting Issuer and no such person is a promoter of the Resulting Issuer or an associate or affiliate of the Issuer or the Resulting Issuer.

2.2.3

Expertised Reports

Other than the Cordillera del Condor Report., there is no expertised report prepared to support the recommendation(s) of the Board of Directors of the Issuer.

2.3

OTHER MATERIAL FACTS

2.3.1

Other Material Facts

There are no material facts about the Issuer, the Resulting Issuer or the Change of Business and the Financing that are not disclosed under the preceding items and are necessary in order for the Filing Statement to contain full, true and plain disclosure of all material facts relating to the Issuer and the Resulting Issuer, assuming completion of the Change of Business and the Financing.

2.4

BOARD APPROVAL

2.4.1

Board Approval

The Board of Directors of the Issuer have approved this Filing Statement.

ARTICLE 3
FINANCIAL STATEMENTS

DORATO RESOURCES INC.

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

January 31, 2007 and 2006

(Stated in US Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS

AMISANO HANSON

CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,

Dorato Resources Inc.

(A Development Stage Company)

We have audited the accompanying balance sheets of Dorato Resources Inc. (A Development Stage Company) as at January 31, 2007 and 2006 and the related statements of operations, cash flows and stockholders’ equity (deficiency) for each of the years then ended and for the period from February 1, 1997 (Date of Inception of Development Stage) to January 31, 2007.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Dorato Resources Inc. as at January 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years then ended and for the period from February 1, 1997 (Date of Inception of Development Stage) to January 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Vancouver, Canada	“AMISANO HANSON”
March 27, 2007	Chartered Accountants

750 WEST PENDER STREET, SUITE 604 TELEPHONE: 604-689-0188
VANCOUVER CANADA FACSIMILE: 604-689-9773
V6C 2T7 E-MAIL: amisan@telus.net

DORATO RESOURCES INC.

(A Development Stage Company)

BALANCE SHEETS

January 31, 2007 and 2006

(Stated in US Dollars)

ASSETS
	2007	2006

Current
Cash and cash equivalents	$ 361,726	$ 1,451
Amount receivable	1,055	1,820
Prepaid expenses	1,673	992

	364,454	4,263
Equipment – Note 3	803	1,950

	$ 365,257	$ 6,213

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$ 6,719	$ 16,240
Due to related parties – Note 6	-	193,399
Loans payable – Note 4	-	6,515

	6,719	216,154

STOCKHOLDERS’ EQUITY (DEFICIENCY)

Capital stock – Notes 1, 4, 5 and 6
Authorized:
100,000,000 common shares without par value
Issued:
4,618,187 common shares (2006: 1,262,562 common shares)	5,853,686	5,212,211
Deficit accumulated during the development stages	(5,463,341)	(5,383,958)
Accumulated other comprehensive loss	(31,807)	(38,194)

	358,538	(209,941)

	$ 365,257	$ 6,213

Nature of Operations – Note 1

APPROVED BY THE DIRECTORS:

“Anton J. Drescher”	Director	“Rowland Perkins”	Director
Anton J. Drescher		Rowland Perkins

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the years ended January 31, 2007 and 2006 and

for the period February 1, 1997 (Date of Inception of Development Stage) to January 31, 2007

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
			Stage) to
			January 31,
	2007	2006	2007

General and administrative expenses
Amortization of equipment	$ 1,147	$ 1,350	$ 15,825
Automobile expenses	-	-	1,672
Consulting fees – Note 6	26,411	36,849	392,764
Filing fees	8,714	6,894	52,975
Insurance	-	-	1,318
Management fees – Note 6	-	-	87,486
Office and general – Note 6	8,418	2,808	154,607
Printing	-	-	6,989
Professional fees – Note 6	21,611	15,713	250,679
Product marketing	-	-	46,315
Rent	12,171	11,447	123,791
Telephone	-	-	42,922
Transfer agent fees	5,685	3,240	35,048
Travel and entertainment	-	1,206	46,006
Website maintenance	-	-	51,311

Loss before non-operating items	(84,157)	(79,507)	(1,309,708)

Non-operating items
Gain on settlement of accounts payable	-	-	15,833
Equity share of loss from investment	-	-	(113,963)
Loss on write-down of investment and advances	-	-	(112,402)
Gain on sale of subsidiary	-	-	200
Interest income	4,774	-	8,354
Severance pay – Note 6	-	-	(50,000)
Loss on disposal of equipment	-	-	(4,318)

	4,774	-	(256,296)

Loss from continuing operations	(79,383)	(79,507)	(1,566,004)

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the years ended January 31, 2007 and 2006 and

for the period February 1, 1997 (Date of Inception of Development Stage) to January 31, 2007

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
			Stage) to
			January 31,
	2007	2006	2007

Loss from discontinued operations	-	-	(546,870)

Net loss for the period	(79,383)	(79,507)	(2,112,874)

Other comprehensive income (loss):
Foreign currency adjustments	6,387	(11,162)	(31,807)

Comprehensive loss	$ (72,996)	$ (90,669)	$ (2,144,681)

Basic loss per share	$ (0.03)	$ (0.07)

Weighted average number of shares outstanding	2,415,721	1,262,562

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended January 31, 2007 and 2006 and

for the period February 1, 1997 (Date of Inception of Development Stage) to January 31, 2007

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
			Stage) to
			January 31,
	2007	2006	2007

Operating Activities
Net loss for the period from continuing operations	$ (79,383)	$ (79,507)	$ (1,566,004)
Items not involving cash:
Amortization of equipment	1,147	1,350	15,825
Foreign exchange	-	-	(12,106)
Loss on disposal of equipment	-	-	4,318
Gain on settlement of accounts payable	-	-	(15,833)
Equity share of loss (income) from investment	-	-	113,963
Gain on sale of subsidiary	-	-	(200)
Loss on write-down of investment and advances	-	-	112,402
Changes in continuing operations non-cash working capital balances consist of:	-	-
Amount receivable	765	376	(25,450)
Prepaid expenses	(681)	(94)	(4,823)
Accounts payable and accrued liabilities	(9,521)	(20,083)	32,123
Advances to subsidiary	-	-	(81,556)

Net cash used in operating activities	(87,673)	(97,958)	(1,427,341)

Investing Activities:
Acquisition of investment	-	-	(488,424)
Due from related parties	-	-	(645,299)
Proceeds on disposal of equipment	-	-	5,210
Proceeds on sale of subsidiary	-	-	200
Purchase of capital assets	-	-	(21,064)
Repayment of (increase in) advance receivable	-	-	1,124
Repayment of notes receivable	-	-	-

Net cash used in investing activities	-	-	(1,148,253)

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

 (A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended January 31, 2007 and 2006 and

for the period February 1, 1997 (Date of Inception of Development Stage) to January 31, 2007

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
			Stage) to
			January 31,
	2007	2006	2007

Financing Activities:
Common shares issued for cash	420,561	-	2,271,550
Due to related parties	21,000	110,068	291,877
Loans payable	-	443	6,515

Net cash provided by financing activities	441,561	110,511	2,569,942

Effect of foreign currency translation	6,387	(11,162)	(31,807)

Increase (decrease) in cash during the period from continuing operations	360,275	1,391	(37,459)

Cash flows from discontinued operations	-	-	395,272

Net increase in cash	360,275	1,391	357,813

Cash, beginning of the period	1,451	60	3,913

Cash and cash equivalents, end of the period	$ 361,726	$ 1,451	$ 361,726

Cash and cash equivalents consist of:
Cash	$ 17,455	$1,451	$ 17,455
Term deposits	344,271	-	344,271

	$ 361,726	$1,451	$ 361,726

Non-cash Transactions – Note 10

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to January 31, 2007

(Stated in US Dollars)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued on incorporation 1983	494	$ 48.56	$ 23,989	$ -	$ -	$ 23,989
Escrow shares issued for resource property 1983	1,875	3.24	6,073	-	-	6,073
Issued for prospectus 1984	2,500	50.00	125,000	-	-	125,000
Issued for private placement 1987	1,140	181.03	206,464	-	-	206,464
Exercise of share purchase warrants 1987	1,000	75.42	75,420	-	-	75,420
Exercise of share purchase options 1987	237	138.77	32,959	-	-	32,959
Issued for settlement of debt 1987	554	90.51	50,142	-	-	50,142
Exercise of share purchase options 1988	282	162.50	45,905	-	-	45,905
Issued for settlement of debt 1988	264	772.77	204,011	-	-	204,011
Issued for private placement 1989	250	84.44	21,111	-	-	21,111
Exercise of share purchase options 1989	62	331.02	20,689	-	-	20,689
Issued for settlement of debt 1989	616	168.87	104,023	-	-	104,023
Exercise of share purchase warrants 1990	250	154.24	38,560	-	-	38,560
Issued for private placement 1990	50	171.38	8,569	-	-	8,569
Exercise of share purchase options 1990	478	336.09	160,650	-	-	160,650
Issued for settlement of debt 1990	328	548.81	180,009	-	-	180,009
Issued for private placement 1991	1,563	181.53	283,645	-	-	283,645
Exercise of share purchase options 1991	1,221	97.75	119,396	-	-	119,396
Issued for settlement of debt 1991	517	348.99	180,600	-	-	180,600
Exercise of share purchase options 1992	3,075	16.55	50,898	-	-	50,898
Exercise of share purchase options 1993	2,000	15.51	31,013	-	-	31,013
Issued for private placement 1993	5,000	15.51	77,531	-	-	77,531
Issued for settlement of debt 1993	2,454	31.01	76,082	-	-	76,082
Exercise of share purchase options 1994	2,425	15.51	37,603	-	-	37,603
Issued for private placement 1994	5,000	29.28	146,424	-	-	146,424
Exercise of share purchase warrants 1994	5,000	29.28	146,424	-	-	146,424
Issued for acquisition of subsidiary company 1994	11,250	14.64	164,727	-	-	164,727
Issued for settlement of debt 1994	2,488	29.29	72,848	-	-	72,848

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to January 31, 2007

(Stated in US Dollars)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued for private placement 1995	2,500	29.14	72,854	-	-	72,854
Issued for private placement 1995	15,000	14.57	218,563	-	-	218,563
Exercise of share purchase warrants 1995	1,250	14.57	18,214	-	-	18,214
Exercise of share purchase warrants 1995	1,000	29.14	29,142	-	-	29,142
Exercise of share purchase warrants 1995	188	29.14	5,464	-	-	5,464
Exercise of share purchase warrants 1995	500	14.57	7,285	-	-	7,285
Issued for private placement 1996	6,563	14.48	95,014	-	-	95,014
Exercise of share purchase warrants 1996	1,875	18.10	33,934	-	-	33,934
Exercise of share purchase warrants 1996	1,313	36.20	47,507	-	-	47,507
Exercise of share purchase warrants 1997	6,563	14.45	94,806	-	-	94,806
Exercise of share purchase options 1997	8,250	5.78	47,674	-	-	47,674
Net loss from inception to January 31, 1997	-		-	(3,350,470)	-	(3,350,470)
Other comprehensive income from inception to January 31, 1997	-		-		3	3

Balance January 31, 1997	97,375		3,361,222	(3,350,470)	3	10,755
Issued for cash:
Private placement	25,000	11.49	287,294		-	287,294
Share purchase options	4,812	14.36	69,130		-	69,130
Share subdivision – 2 shares for 1 share	-		-		-
Issued for cash:
Private placement	15,625	11.49	179,559		-	179,559
Net loss for year	-		-	(574,492)	-	(574,492)
Other comprehensive loss for the year	-		-	-	(12,347)	(12,347)

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to January 31, 2007

(Stated in US Dollars)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Balance January 31, 1998	142,812		3,897,205	(3,924,962)	(12,344)	(40,101)
Issued for cash:
Share purchase warrants	24,687	12.35	304,866	-	-	304,866
Share purchase warrants	6,250	10.74	67,114	-	-	67,114
Share purchase options	5,688	13.42	76,342	-	-	76,342
	-
Net loss for year	-		-	(491,105)	-	(491,105)
Other comprehensive loss for the year	-		-	-	(15,396)	(15,396)

Balance January 31, 1999	179,437		4,345,527	(4,416,067)	(27,740)	(98,280)
Issued for cash	-
Share purchase warrants	9,688	12.43	120,451	-	-	120,451
Net loss for the year	-		-	(101,300)	-	(101,300)
Other comprehensive income for the year	-		-	-	2,484	2,484

Balance, January 31, 2000	189,125		4,465,978	(4,517,367)	(25,256)	(76,645)
Share consolidation – 1 share for 2 shares			-	-	-	-
Issued for cash:
Private placement	750,000	0.53	399,148	-	-	399,148
Share purchase warrants	3,125	0.53	1,663	-	-	1,663
Net loss for the year	-		-	(166,240)	-	(166,240)
Other comprehensive income for the year	-		-	-	8,357	8,357

Balance, January 31, 2001	942,250		4,866,789	(4,683,607)	(16,899)	166,283

…/cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

STATEMENTS OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to January 31, 2007

(Stated in US Dollars)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued for cash:
Private placement	125,000	2.00	247,316	-	-	247,316
Share purchase warrants	196,250	0.50	98,106	-	-	98,106
Escrow cancellation	(938)		-	-	-	-
Net loss for the year	-		-	(297,808)	-	(297,808)
Other comprehensive loss for the year	-		-	-	(5,878)	(5,878)

Balance January 31, 2002	1,262,562		5,212,211	(4,981,415)	(22,777)	208,019
Net loss for the year	-		-	(196,710)	-	(196,710)
Other comprehensive income for the year	-		-	-	3,535	3,535

Balance, January 31, 2003	1,262,562		5,212,211	(5,178,125)	(19,242)	14,844
Net loss for the year	-		-	(64,852)	-	(64,852)
Other comprehensive income for the year	-		-	-	(1,366)	(1,366)

Balance, January 31, 2004	1,262,562		5,212,211	(5,242,977)	(20,608)	(51,374)
Net loss for the year	-		-	(61,474)	-	(61,474)
Other comprehensive income for the year	-		-	-	(6,424)	(6,424)

Balance, January 31, 2005	1,262,562		5,212,211	(5,304,451)	(27,032)	(119,272)
Net loss for the year	-		-	(79,507)	-	(79,507)
Other comprehensive income for the year	-		-	-	(11,162)	(11,162)

Balance, January 31, 2006	1,262,562		5,212,211	(5,383,958)	(38,194)	(209,941)
Private placement	2,200,000	0.19	420,561	-	-	420,561
Debt settlements	1,155,625	0.19	220,914	-	-	220,914
Net loss for the year	-		-	(79,383)	-	(79,383)
Other comprehensive income for the year	-		-	-	6,387	6,387

Balance, January 31, 2007	4,618,187		$5,853,686	$(5,463,341)	$ (31,807)	$358,538

*

The number of shares issued and outstanding have been restated to give retroactive effect to various consolidations and a forward split of its share capital     (Note 1).

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

January 31, 2007 and 2006

(Stated in U.S. Dollars)

Note 1

Nature of Operations

Dorato Resources Inc. (the “Company”) is a public company in the development stage and is listed on the NEX Board of the TSX Venture Exchange.  During the year ended January 31, 2005, the shareholders approved a change of the Company’s primary business focus of developing its Jackalope Audio Website to other business opportunities, including the acquisition, exploration and development of natural resource properties.  Although the Company is actively seeking a resource property, no decision has been made to date.

Dorato Resources Inc.’s corporate jurisdiction is the Province of British Columbia.  The Company was incorporated in British Columbia, Canada on May 26, 1981 as Force Energy Ltd.  On September 10, 1981 the Company changed its name to Force Resources Ltd.  On December 1, 1994 the Company changed its name to Force Technologies Inc. and consolidated its common shares on a five old for one new basis.  On October 1, 1997 the Company changed its name to Glassmaster Industries Inc. and forward split its common shares on a one old for two new basis.  On April 24, 1998 the Company continued its corporate jurisdiction into the state of Wyoming, United States of America.  On January 19, 2000, the Company changed its name to Interlink Systems Inc. and consolidated its common shares on a ten old for one new basis.  On August 14, 2000, the Company changed its name to iQuest Networks Inc. and consolidated its common shares on a two old for one new basis.  On October 28, 2003, the Company changed its name to Quest Ventures Inc. and consolidated its common shares on a four old for one new basis.  On October 9, 1997 the Company incorporated its wholly-owned subsidiary Glassmaster Industries Inc. (“Glassmaster”) in the State of Nevada, United States of America.  On January 15, 2001, the Company sold 100% of its interest in Glassmaster.  On March 1, 2001, the Company incorporated a wholly-owned subsidiary, Jackalope Audio Inc, under the Yukon Business Corporations Act.  On March 31, 2005, the Company sold 100% of its interest in Jackalope Audio Inc.  On April 24, 2006, the Company changed its name to Dorato Resources Inc. and consolidated its common shares on two old shares for one new basis.

On August 21, 2006, the Company continued its corporate jurisdiction from the State of Wyoming into the Province of British Columbia.  As a result of the Company’s continuation of its incorporation from Wyoming into British Columbia and as it meets the criteria of a “foreign private issuer”, as defined under Rule 3b-4 of the United States Securities Exchange of 1934 (the “Exchange Act”), in lieu of filing in the United States of America as a domestic issuer under Section 13 or 15(d) the Exchange Act, the Company will now be filing as a foreign private issuer under Section 13 or 15(d) of the Exchange Act.  The Company files in Canada as a Securities and Exchange issuer in accordance with National Instrument 52-107, Part 4.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2007 and 2006

(Stated in US Dollars) – Page 2

Note 2

Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.  Actual results may differ from these estimates.

The financial statements, in management’s opinion, have been properly prepared within the framework of the significant accounting policies summarized below:

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards (“FAS”) No. 7.  For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only those losses for the period from February 1, 1997 to January 31, 2007, the period in which the Company has undertaken a new development stage activity.

Cash Equivalents

Cash equivalents are highly liquid Canadian dollar investments in term deposits with a major financial institution that are readily convertible to cash with maturities of three months or less.

Equipment and Amortization

Equipment consists of office equipment and is recorded at cost.  The Company provides for amortization using the declining balance method at the rate of 20% per annum.

Impairment of Long-lived Assets

The Company reports the impairment of long-lived assets and certain intangibles in accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.  Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Accordingly, the impairment loss is recognised in the period it is determined.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2007 and 2006

(Stated in US Dollars) – Page 3

Note 2

Summary of Significant Accounting Policies – (cont’d)

Foreign Currency Translation

The Company translates amounts into the functional currency, Canadian dollars, and the reporting currency, United States dollars in accordance with FAS No. 52. “Foreign Currency Translation.”  At each balance sheet date, recorded balances that are denominated in a currency other than U.S. dollars are adjusted to reflect the current exchange rate which may give rise to a translation adjustment which is reported as a component of other comprehensive income in the equity section of the balance sheet.

Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or the liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses on transactions denominated in currencies other than the functional currency are included in the determination of net income (loss) for the period.

Website Maintenance

Website maintenance costs are expensed as incurred.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to FAS No. 109 "Accounting for Income Taxes”.  Under the assets and liability method of FAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Basic Loss per Share

The Company reports basic loss per share in accordance with FAS No. 128,  “Earnings per Share”.  Basic loss per share is computed using the weighted average number of common shares outstanding during the years less shares subject to repurchase.  Diluted loss per share has not been provided as it would be antidilutive.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2007 and 2006

(Stated in US Dollars) – Page 4

Note 2

Summary of Significant Accounting Policies – (cont’d)

Financial Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments.  Due to related parties and loans payable also approximate fair value.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Comprehensive Loss

FAS No. 130 “Reporting Comprehensive Income” establishes guidelines for the reporting and display of comprehensive income and its components in financial statements.  Comprehensive loss includes foreign currency translation adjustments.  Upon adoption, all years presented were restated to show the reclassification of other comprehensive income from net loss.

Note 3

Equipment

		2007
		Accumulated
	Cost	Amortization	Net

Office equipment	$12,606	$11,803	$803

		2006
		Accumulated
	Cost	Amortization	Net

Office equipment	$12,606	$10,656	$1,950

Note 4

Loans Payable

During the year ended January 31, 2007, the Company settled loans payable totalling $6,515 by issuing 33,493 common shares at $0.19 (CDN$0.225) per share.

Note 5

Capital Stock – Notes 4 and 6

On September 26, 2006, the Company issued 2,200,000 units of $0.19 (CDN$0.225) per unit for total proceeds of $420,561.  Each unit consists of one common share and one share purchase warrant.  Each warrant entitles the holder the right to purchase one common share of the Company at $0.25 (CDN$0.30) per share. These warrants expire on September 27, 2007.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2007 and 2006

(Stated in US Dollars) – Page 5

Note 6

Related Party Transactions

The Company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the Company and companies with directors in common with the Company as follows:

			February 1,
			1997 (Date of
			Inception of
			Development
			Stage) to
			January 31,
	2007	2006	2007

Consulting fees	$ 26,411	$ 25,936	$ 345,297
Management fees	-	-	87,486
Office and general	-	-	5,387
Professional fees	9,876	3,028	50,679
Severance pay	-	-	50,000

	$ 36,287	$ 28,964	$ 538,849

Included in accounts payable at January 31, 2007 is $1,216 (2006:  $1,338) with respect to fees and expenses due to directors of the Company and companies controlled by directors of the Company.

Due to related parties consist of advances from a director of the Company.  These amounts are unsecured, non-interest bearing and have no specific terms for repayment.  During the year ended January 31, 2007, the Company settled this debt owing to a director of the Company totalling $214,399 by issuing 1,122,132 common shares at $0.19 (CDN$0.225) per share.

Note 7

Deferred Tax Assets

The following table summarizes the significant components of the Company’s deferred tax assets:

	2007	2006

Deferred tax assets
Net operating loss carryforward	$ 457,961	$ 435,281

Gross deferred tax assets	$457,961	$435,281
Valuation allowance for deferred tax asset	(457,961)	(435,281)

	$ -	$ -

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2007 and 2006

(Stated in US Dollars) – Page 6

Note 7

Deferred Tax Assets – (cont’d)

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards, which is more likely-than-not to be realized from future operations.  The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry, due to sustained losses from operations.  Management believes that it is more likely-than-not that the carryforwards will expire and will not be realized from future operations.

Note 8

Income Taxes

No provision for income taxes has been provided in these financial statements due to the net loss.  At January 31, 2007, the Company has net operating loss carryforwards, which expire commencing in 2019, totalling approximately $1,346,710 the potential tax benefit of which has not been recorded in the financial statements.

Note 9

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FAS Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its financial position or results of operations.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2007 and 2006

(Stated in US Dollars) – Page 7

Note 9

New Accounting Standards – (cont’d)

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its financial position or results from operations.

In December 2006, the FASB issued FAS Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”.  This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies”.  This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that re entered into or modified subsequent to December 31, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 31, 2006, the guidance in the FSP is effective January 1, 2006 for the Company.  The Company does not believe that this FSP will have a material impact on its financial position or results from operations.

On February 15, 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  FAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of FAS No. 159 might have on its financial position or results of operations.

Note 10

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows:

a)

During the year ended January 31, 2007, the Company settled loans payable totalling $6,515 by issuing 33,493 common shares at $0.19 (CDN$0.225) per share (Note 4).

b)

During the year ended January 31, 2007, the Company settled the debt owing to a director of the Company totalling $214,399 by issuing 1,122,132 common shares at $0.19 (CDN$0.225) per share (Note 6).

These transactions were excluded from the statements of cash flows.

DORATO RESOURCES INC.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

REPORT AND FINANCIAL STATEMENTS

January 31, 2006 and 2005

(Stated in US Dollars)

A PARTNERSHIP OF INCORPORATED PROFESSIONALS	AMISANO HANSON
CHARTERED ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders,

Dorato Resources Inc.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

We have audited the accompanying balance sheets of Dorato Resources Inc. (formerly Quest Ventures Inc.) (A Development Stage Company) as of January 31, 2006 and 2005 and the related statements of operations, cash flows and stockholders’ deficiency for each of the years then ended and for the period from inception of the development stage, February 1, 1997 to January 31, 2006.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Dorato Resources Inc. as of January 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years then ended and for the period from inception of the development stage, February 1, 1997 to January 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company is in the development stage, and has no established source of revenue and is dependent on its ability to raise capital from stockholders or other sources to sustain operations.  These factors, along with other matters as set forth in Note 1, raise substantial doubt that the Company will be able to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Vancouver, Canada	amisan@telus.net
March 22, 2006, except as to Note 1, which is as of April 24, 2006	Chartered Accountants
750 WEST PENDER STREET, SUITE 604 TELEPHONE: 604-689-0188
VANCOUVER CANADA FACSIMILE: 604-689-9773
V6C 2T7 E-MAIL: amisan@telus.net

DORATO RESOURCES INC.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

BALANCE SHEETS

January 31, 2006 and 2005

(Stated in US Dollars)

ASSETS	2006	2005

Current
Cash	$ 1,451	$ 60
Amount receivable	1,820	2,196
Prepaid expenses	992	898

	4,263	3,154
Equipment – Note 3	1,950	3,300

	$ 6,213	$ 6,454

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 6	$ 16,240	$ 36,323
Due to related parties – Note 6	193,399	83,331
Loans payable – Note 5	6,515	6,072

	216,154	125,726

STOCKHOLDERS DEFICIENCY

Capital stock – Note 1
Authorized:
100,000,000 common shares without par value
Issued:
1,262,562 common shares (2005: 1,262,562 common shares)	5,212,211	5,212,211
Deficit accumulated during the development stages	(5,383,958)	(5,304,451)
Accumulated other comprehensive loss	(38,194)	(27,032)

	(209,941)	(119,272)

	$ 6,213	$ 6,454

Nature and Continuance of Operations – Note 1

Subsequent Events – Note 10

APPROVED BY THE DIRECTORS:

“Anton J. Drescher”	Director	“Rowland Perkins”	Director
Anton J. Drescher		Rowland Perkins

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the years ended January 31, 2006 and 2005

and February 1, 1997 (Date of Inception of Development Stage) to January 31, 2006

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
			Stage) to
			January 31,
	2006	2005	2006

General and Administrative Expenses
Amortization of equipment	$ 1,350	$ 1,570	$ 14,678
Automobile expenses	-	-	1,672
Consulting fees – Note 6	36,849	23,152	366,353
Filing fees	6,894	5,695	44,261
Insurance	-	-	1,318
Management fees – Note 6	-	-	87,486
Office and general – Note 6	2,808	2,933	146,189
Printing	-	-	6,989
Professional fees – Note 6	15,713	11,737	229,068
Product marketing	-	-	46,315
Rent	11,447	10,650	111,620
Telephone	-	-	42,922
Transfer agent fees	3,240	3,562	29,363
Travel and entertainment	1,206	998	46,006
Website maintenance	-	-	51,311

Loss before non-operating items	(79,507)	(60,297)	(1,225,551)

Non-operating items
Gain on settlement of accounts payable	-	-	15,833
Equity share of loss from investment – Note 4	-	-	(113,963)
Loss on write-down of investment and advances – Note 4	-	(1,177)	(112,402)
Gain on sale of subsidiary	-	-	200
Interest income	-	-	3,580
Severance pay – Note 6	-	-	(50,000)
Loss on disposal of equipment	-	-	(4,318)

	-	(1,177)	(261,070)

Loss from continuing operations	(79,507)	(61,474)	(1,486,621)

…/Cont’d.

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

 (formerly Quest Ventures Inc.)

(A Development Stage Company)

STATEMENTS OF OPERATIONS

for the years ended January 31, 2006 and 2005

and February 1, 1997 (Date of Inception of Development Stage) to January 31, 2006

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
			Stage) to
			January 31,
	2006	2005	2006

Loss from discontinued operations	-	-	(546,870)

Net loss for the period	(79,507)	(61,474)	(2,033,491)

Other comprehensive income (loss):
Foreign currency adjustments	(11,162)	(6,424)	(38,194)

Comprehensive loss	$ (90,669)	$ (67,898)	$ (2,071,685)

Basic loss per share	$ (0.07)	$ (0.05)

Weighted average shares outstanding	1,262,562	1,262,562

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended January 31, 2006 and 2005

and February 1, 1997 (Date of Inception of Development Stage) to January 31, 2006

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
			Stage) to
			January 31,
	2006	2005	2006

Cash flow used in operating activities
Net loss for the period from continuing operations	$ (79,507)	$ (61,474)	$ (1,486,621)
Items not involving cash:
Amortization of equipment	1,350	1,570	14,678
Foreign exchange	-	-	(12,106)
Loss on disposal of equipment	-	-	4,318
Gain on settlement of accounts payable	-	-	(15,833)
Equity share of loss (income) from investment	-	-	113,963
Gain on sale of subsidiary	-	-	(200)
Loss on write-down of investment and advances	-	1,177	112,402
Changes in continuing operations non-cash working capital balances consist of:
Amount receivable	376	(1,007)	(26,215)
Due from related parties	-	-	(645,299)
Prepaid expenses	(94)	31	(4,142)
Accounts payable	(20,083)	20,668	41,644
Advances to subsidiary	-	-	(81,556)
Due to related parties	110,068	42,906	270,877

Net cash provided by (used in) operating activities	12,110	3,871	(1,714,090)

Cash flow provided by (used in) investing activities:
Acquisition of investment	-	-	(488,424)
Proceeds on disposal of equipment	-	-	5,210
Proceeds on sale of subsidiary	-	-	200
Purchase of capital assets	-	-	(21,064)
Repayment of (increase in) advance receivable	-	(26)	1,124
Repayment of notes receivable	-	-	-

Net cash provided by (used in) investing activities	-	(26)	(502,954)

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

 (formerly Quest Ventures Inc.)

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

for the years ended January 31, 2006 and 2005

and February 1, 1997 (Date of Inception of Development Stage) to January 31, 2006

(Stated in US Dollars)

			February 1, 1997
			(Date of
			Inception of
			Development
			Stage) to
			January 31,
	2006	2005	2006

Cash flow provided by financing activities:
Common shares issued for cash	-	-	1,850,989
Loans payable	443	2,304	6,515

Net cash provided by financing activities	443	2,304	1,857,504

Effect of foreign currency translation	(11,162)	(6,424)	(38,194)

Decrease in cash during the period from continuing operations	1,391	(275)	(397,734)

Cash flows from discontinued operations	-	-	395,272

Net decrease in cash	1,391	(275)	(2,462)

Cash, beginning of the period	60	335	3,913

Cash, end of the period	$ 1,451	$ 60	$ 1,451

Non-cash Transaction – Note 9

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to January 31, 2006

(Stated in US Dollars)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued on incorporation 1983	494	$ 48.56	$ 23,989	$ -	$ -	$ 23,989
Escrow shares issued for resource property 1983	1,875	3.24	6,073	-	-	6,073
Issued for prospectus 1984	2,500	50.00	125,000	-	-	125,000
Issued for private placement 1987	1,140	181.03	206,464	-	-	206,464
Exercise of share purchase warrants 1987	1,000	75.42	75,420	-	-	75,420
Exercise of share purchase options 1987	237	138.77	32,959	-	-	32,959
Issued for settlement of debt 1987	554	90.51	50,142	-	-	50,142
Exercise of share purchase options 1988	282	162.50	45,905	-	-	45,905
Issued for settlement of debt 1988	264	772.77	204,011	-	-	204,011
Issued for private placement 1989	250	84.44	21,111	-	-	21,111
Exercise of share purchase options 1989	62	331.02	20,689	-	-	20,689
Issued for settlement of debt 1989	616	168.87	104,023	-	-	104,023
Exercise of share purchase warrants 1990	250	154.24	38,560	-	-	38,560
Issued for private placement 1990	50	171.38	8,569	-	-	8,569
Exercise of share purchase options 1990	478	336.09	160,650	-	-	160,650
Issued for settlement of debt 1990	328	548.81	180,009	-	-	180,009
Issued for private placement 1991	1,563	181.53	283,645	-	-	283,645
Exercise of share purchase options 1991	1,221	97.75	119,396	-	-	119,396
Issued for settlement of debt 1991	517	348.99	180,600	-	-	180,600
Exercise of share purchase options 1992	3,075	16.55	50,898	-	-	50,898
Exercise of share purchase options 1993	2,000	15.51	31,013	-	-	31,013
Issued for private placement 1993	5,000	15.51	77,531	-	-	77,531
Issued for settlement of debt 1993	2,454	31.01	76,082	-	-	76,082
Exercise of share purchase options 1994	2,425	15.51	37,603	-	-	37,603
Issued for private placement 1994	5,000	29.28	146,424	-	-	146,424
Exercise of share purchase warrants 1994	5,000	29.28	146,424	-	-	146,424
Issued for acquisition of subsidiary company 1994	11,250	14.64	164,727	-	-	164,727
Issued for settlement of debt 1994	2,488	29.29	72,848	-	-	72,848

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

 (formerly Quest Ventures Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to January 31, 2006

 (Stated in US Dollars)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued for private placement 1995	2,500	29.14	72,854	-	-	72,854
Issued for private placement 1995	15,000	14.57	218,563	-	-	218,563
Exercise of share purchase warrants 1995	1,250	14.57	18,214	-	-	18,214
Exercise of share purchase warrants 1995	1,000	29.14	29,142	-	-	29,142
Exercise of share purchase warrants 1995	188	29.14	5,464	-	-	5,464
Exercise of share purchase warrants 1995	500	14.57	7,285	-	-	7,285
Issued for private placement 1996	6,563	14.48	95,014	-	-	95,014
Exercise of share purchase warrants 1996	1,875	18.10	33,934	-	-	33,934
Exercise of share purchase warrants 1996	1,313	36.20	47,507	-	-	47,507
Exercise of share purchase warrants 1997	6,563	14.45	94,806	-	-	94,806
Exercise of share purchase options 1997	8,250	5.78	47,674	-	-	47,674
Net loss from inception to January 31, 1997	-		-	(3,350,470)	-	(3,350,470)
Other comprehensive income from inception to January 31, 1997	-		-	-	3	3

Balance January 31, 1997	97,375		3,361,222	(3,350,470)	3	10,755
Issued for cash:
Private placement	25,000	11.49	287,294		-	287,294
Share purchase options	4,812	14.36	69,130		-	69,130
Share subdivision – 2 shares for 1 share	-		-		-
Issued for cash:
Private placement	15,625	11.49	179,559		-	179,559
Net loss for year	-		-	(574,492)	-	(574,492)
Other comprehensive loss for the year	-		-	-	(12,347)	(12,347)

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

 (formerly Quest Ventures Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to January 31, 2006

(Stated in US Dollars)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total
Balance January 31, 1998	142,812		3,897,205	(3,924,962)	(12,344)	(40,101)
Issued for cash:
Share purchase warrants	24,687	12.35	304,866	-	-	304,866
Share purchase warrants	6,250	10.74	67,114	-	-	67,114
Share purchase options	5,688	13.42	76,342	-	-	76,342
	-
Net loss for year	-		-	(491,105)	-	(491,105)
Other comprehensive loss for the year	-		-	-	(15,396)	(15,396)

Balance January 31, 1999	179,437		4,345,527	(4,416,067)	(27,740)	(98,280)
Issued for cash	-
Share purchase warrants	9,688	12.43	120,451	-	-	120,451
Net loss for the year	-		-	(101,300)	-	(101,300)
Other comprehensive income for the year	-		-	-	2,484	2,484

Balance, January 31, 2000	189,125		4,465,978	(4,517,367)	(25,256)	(76,645)
Share consolidation – 1 share for 2 shares			-	-	-	-
Issued for cash:
Private placement	750,000	0.53	399,148	-	-	399,148
Share purchase warrants	3,125	0.53	1,663	-	-	1,663
Net loss for the year	-		-	(166,240)	-	(166,240)
Other comprehensive income for the year	-		-	-	8,357	8,357

Balance, January 31, 2001	942,250		4,866,789	(4,683,607)	(16,899)	166,283

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

 (formerly Quest Ventures Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to January 31, 2006

(Stated in US Dollars)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total
Issued for cash:
Private placement	125,000	2.00	247,316	-	-	247,316
Share purchase warrants	196,250	0.50	98,106	-	-	98,106
Escrow cancellation	(938)		-	-	-	-
Net loss for the year	-		-	(297,808)	-	(297,808)
Other comprehensive loss for the year	-		-	-	(5,878)	(5,878)

Balance January 31, 2002	1,262,562		5,212,211	(4,981,415)	(22,777)	208,019
Net loss for the year	-		-	(196,710)	-	(196,710)
Other comprehensive income for the year	-		-	-	3,535	3,535

Balance, January 31, 2003	1,262,562		5,212,211	(5,178,125)	(19,242)	14,844
Net loss for the year	-		-	(64,852)	-	(64,852)
Other comprehensive income for the year	-		-	-	(1,366)	(1,366)

Balance, January 31, 2004	1,262,562		5,212,211	(5,242,977)	(20,608)	(51,374)
Net loss for the year	-		-	(61,474)	-	(61,474)
Other comprehensive income for the year	-		-	-	(6,424)	(6,424)

Balance, January 31, 2005	1,262,562		5,212,211	(5,304,451)	(27,032)	(119,272)
Net loss for the year	-		-	(79,507)	-	(79,507)
Other comprehensive income for the year	-		-	-	(11,162)	(11,162)

Balance, January 31, 2006	1,262,562		$5,212,211	$(5.383,958)	$ (38,194)	$ (209,941)

*

The number of shares issued and outstanding have been restated to give retroactive effect to various consolidations and a forward split of its share capital (Note 1).

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

January 31, 2006 and 2005

(Stated in U.S. Dollars)

Note 1

Nature and Continuance of Operations

Dorato Resources Inc. (the “Company”) is a public company in the development stage and is listed on the NEX Board of the TSX Venture Exchange.  During the year ended January 31, 2005, the shareholders approved a change of the Company’s primary business focus of developing its Jackalope Audio Website to other business opportunities, including the acquisition, exploration and development of natural resource properties.  Although the Company is actively seeking a resource property, no decision has been made to date.

Dorato Resources Inc.’s corporate jurisdiction is the State of Wyoming, and it is extra-provincially registered in British Columbia and Alberta, Canada.  The Company was incorporated in British Columbia, Canada on May 26, 1981 as Force Energy Ltd.  On September 10, 1981 the Company changed its name to Force Resources Ltd.  On December 1, 1994 the Company changed its name to Force Technologies Inc. and consolidated its common shares on a five old for one new basis.  On October 1, 1997 the Company changed its name to Glassmaster Industries Inc. and forward split its common shares on a one old for two new basis.  On April 24, 1998 the Company continued its corporate jurisdiction into the state of Wyoming, United States of America.  On January 19, 2000, the Company changed its name to Interlink Systems Inc. and consolidated its common shares on a ten old for one new basis.  On August 14, 2000, the Company changed its name to iQuest Networks Inc. and consolidated its common shares on a two old for one new basis.  On October 28, 2003, the Company changed its name to Quest Ventures Inc. and consolidated its common shares on a four old for one new basis.  On October 9, 1997 the Company incorporated its wholly-owned subsidiary Glassmaster Industries Inc. (“Glassmaster”) in the State of Nevada, United States of America.  On January 15, 2001, the Company sold 100% of its interest in Glassmaster.  On March 1, 2001, the Company incorporated a wholly-owned subsidiary, Jackalope Audio Inc, under the Yukon Business Corporations Act.  On March 31, 2005, the Company sold 100% of its interest in Jackalope Audio Inc. (Note 4).  On April 24, 2006, the Company changed its name to Dorato Resources Inc. and consolidated its common shares on two old shares for one new basis.

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next fiscal year.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At January 31, 2006, the Company had not yet achieved profitable operations, has accumulated losses of $5,383,958 since its inception, has a working capital deficiency of $211,891 and expects to incur further losses in the

Dorato Resources Inc.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2006 and 2005

(Stated in US Dollars) – Page 2

Note 1

Nature and Continuance of Operations (continued)

development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management has no formal plan in place to address this concern but considers that the Company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funding being available.

Note 2

Summary of Significant Accounting Principles

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates, which have been made using careful judgement.  Actual results may differ from these estimates.

The financial statements, in management’s opinion, have been properly prepared within the framework of the significant accounting policies summarized below:

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards (“FAS”) No. 7.  For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only those losses for the period from February 1, 1997 to January 31, 2006, the period in which the Company has undertaken a new development stage activity.

Principles of Consolidation

The January 31, 2005 consolidated financial statements included the accounts of the Company and its wholly-owned inactive subsidiary, Jackalope Audio Inc. (“Jackalope”).  All significant intercompany transactions and balances have been eliminated on consolidation.

The January 31, 2006 financial statements include Jackalope to March 31, 2005, the date of its disposal.

Dorato Resources Inc.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2006 and 2005

(Stated in US Dollars) – Page 3

Note 2

Summary of Significant Accounting Principles – (continued)

Equipment and Amortization

Equipment consists of office equipment and is recorded at cost.  The Company provides for amortization using the declining balance method at the rate of 20% per annum.

Investment

The Company’s 46 2/3% investment in the issued and outstanding shares of iNoize.com Software Ltd.  (“iNoize”) (Note 4), is accounted for by the equity method.  Under this method, the investment is initially recorded at cost and is increased for the proportionate share of any post acquisition earnings and is decreased by any post acquisition losses and dividends received.  The excess of the cost of equity investment over the underlying book value at the date of acquisition is amortized over the estimated useful lives of the underlying assets to which it is attributed.  A loss in value of an investment which is other than a temporary decline would be recognized the same as a loss in value of other long-lived assets.  Evidence of a loss in value might include, but would not necessarily be limited to, absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity which would justify the carrying amount of the investment.

Impairment of Long-lived Assets

The Company reports the impairment of long-lived assets and certain intangibles in accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.  Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Accordingly, the impairment loss is recognised in the period it is determined.

Foreign Currency Translation

The Company translates amounts into the functional currency, Canadian dollars, and the reporting currency, United States dollars in accordance with FAS No. 52. “Foreign Currency Translation.”  At each balance sheet date, recorded balances that are denominated in a currency other than U.S. dollars are adjusted to reflect the current exchange rate which may give rise to a translation adjustment which is reported as a component of other comprehensive income in the equity section of the balance sheet.

Dorato Resources Inc.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2006 and 2005

(Stated in US Dollars) – Page 4

Note 2

Summary of Significant Accounting Principles – (continued)

Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or the liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses on transactions denominated in currencies other than the functional currency are included in the determination of net income (loss) for the period.

Revenue Recognition

Revenue from advertising and e-commerce links will be recognized when it is earned, upon receipt of a non-cancellable contract and collectibility is reasonably assured.  Revenue recognition from these sales are net of applicable provisions for refunds, discounts and allowances.  Revenues from subscriptions to affiliates’ websites will be recorded in the same manner as revenue from advertising and e-commerce links, net of an allowance for estimated terminated subscriptions.

Website Maintenance

Website maintenance costs are expensed as incurred.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to FAS No. 109 "Accounting for Income Taxes”.  Under the assets and liability method of FAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Basic Loss per Share

The Company reports basic loss per share in accordance with FAS No. 128,  “Earnings per Share”.  Basic loss per share is computed using the weighted average number of common shares outstanding during the years less shares subject to repurchase.  Diluted loss per share has not been provided as it would be antidilutive.  These figures have been calculated giving retroactive effect for all forward and reverse stock splits.

Dorato Resources Inc.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2006 and 2005

(Stated in US Dollars) – Page 5

Note 2

Summary of Significant Accounting Principles – (continued)

Financial Instruments

The carrying value of cash and accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments.  Due to related parties and loans payable also approximate fair value.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Comprehensive Loss

FAS No. 130 “Reporting Comprehensive Income”, was adopted during the year ended January 31, 2001.  The standard establishes guidelines for the reporting and display of comprehensive income and its components in financial statements.  Comprehensive loss includes foreign currency translation adjustments.  Upon adoption, all years presented were restated to show the reclassification of other comprehensive income from net loss.

New Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting standards if currently adopted could have a material effect on the accompanying financial statements.

Note 3

Equipment

2006
Accumulated
	Cost	Amortization	Net

Office equipment	$ 12,606	$ 10,656	$ 1,950

2005
Accumulated
	Cost	Amortization	Net

Office equipment	$ 12,606	$ 9,306	$ 3,300

Dorato Resources Inc.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2006 and 2005

(Stated in US Dollars) – Page 6

Note 4

Investment

By an agreement dated September 28, 2000, the Company acquired 2,500,000 common shares (33 1/3%) of iNoize by the payment of $166,889.  By an agreement dated May 25, 2001, the Company acquired an additional 1,875,000 common shares (13 1/3%) of iNoize for $66,665.  At January 31, 2005, the Company owned a total of 4,375,000 common shares of iNoize, representing 46 2/3% of the issued and outstanding shares of iNoize.

iNoize is developing various software applications to enable locating and sharing of personal music collections by broadband streaming over the internet.

The difference between the amount of the cost of the investment and the amount of underlying equity in net assets at the time of the acquisitions as noted above, was $267,418.  This amount was amortized on the straight-line basis over three years.  The investment was written-down to $1 during the year ended January 31, 2003 because there was an absence of an ability to recover the carrying amount of the investment and the inability of iNoize to sustain an earnings capacity which would justify the carrying amount of the investment.

During the year ended January 31, 2005, the Company wrote-off the $1 investment and the advance receivable of $1,177 as the advance was uncollectible and the Company indicated its intention to sell its interest in iNoize.

	2006	2005

Opening balance	$ -	$ 1
Equity share of income	-	-
Write-down of investment	-	(1)
Foreign exchange	-	-

Net carrying amount	$ -	$ -

On March 31, 2005, the Company disposed of its 100% interest in the 4,375,000 Class B voting shares of iNoize, its 100% interest in Jackalope and assigned its rights to a license agreement, all to a related company.  The consideration for this transaction is $1 and the assumption of all debts and liabilities of the Company related to these assets.  The Company is related to this assignee, as the controlling shareholder of the assignee is a director of the Company.

Dorato Resources Inc.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2006 and 2005

(Stated in US Dollars) – Page 7

Note 4

Investment – (continued)

Summarized financial information for this investment at January 31, 2006 and 2005 and for the years then ended is as follows:

	2006	2005

Current assets	$ -	$ 83
Capital assets	-	5,664

Total assets	$ -	$ 5,747

Current liabilities	$ -	$ 16,905
Total shareholders’ equity (deficiency)	-	(11,158)

Total liabilities and shareholders’ equity	$ -	$ 5,747

Net sales	$ -	$ -
SR & ED expense recovery	-	-
General and administrative expenses	-	(12,691)

Net loss for the year	$ -	$(12,691)

Note 5

Loans Payable

Loans payable are unsecured, non-interest bearing and have no specific terms for repayment.

Note 6

Related Party Transactions – Note 4

The Company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the Company and companies with directors in common with the Company as follows:

Dorato Resources Inc.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2006 and 2005

(Stated in US Dollars) – Page 8

Note 6

Related Party Transactions (continued)

			February 1,
			1997 (Date of
			Inception of
			Development
			Stage) to
			January 31,
	2006	2005	2006

Consulting fees	$ 25,936	$ 23,152	$ 318,886
Management fees	-	-	87,486
Office and general	-	-	5,387
Professional fees	3,028	2,818	40,803
Severance pay	-	-	50,000

	$ 28,964	$ 25,970	$ 502,562

Note 6

Related Party Transactions – Note 4 – (cont’d)

Included in accounts payable at January 31, 2006 is $1,338 (2005:  $5,541) with respect to fees and expenses due to directors of the Company and companies controlled by directors of the Company.

Due to related parties consist of advances from a director and an insider of the Company.  These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

Note 7

Deferred Tax Assets

The following table summarizes the significant components of the Company’s deferred tax assets:

	2006	2005
Deferred Tax Assets
Net operating loss carryforward	$ 435,281	$ 408,700

Gross deferred tax assets	$ 435,281	$ 408,700
Valuation allowance for deferred tax asset	(435,281)	(408,700)

	$ -	$ -

Dorato Resources Inc.

(formerly Quest Ventures Inc.)

(A Development Stage Company)

Notes to the Financial Statements

January 31, 2006 and 2005

(Stated in US Dollars) – Page 9

Note 7

Deferred Tax Assets (continued)

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards, which is more likely-than-not to be realized from future operations.  The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry, due to sustained losses from operations.  Management believes that it is more likely-than-not that the carryforwards will expire and will not be realized from future operations.

Note 8

Income Taxes

No provision for income taxes has been provided in these consolidated financial statements due to the net loss.  At January 31, 2006, the Company has net operating loss carryforwards, which expire commencing in 2019, totalling approximately $1,280,200 the potential tax benefit of which has not been recorded in the financial statements.

Note 9

Non-cash Transaction

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended January 31, 2002, the Company issued 31,250 common shares pursuant to the exercise of share purchase warrants at $0.50, for subscriptions of $16,631 paid for during the year ended January 31, 2001.  This transaction has been excluded from the statements of cash flows.

Note 10

Subsequent Events – Note 1

Subsequent to January 31, 2006, a director of the Company advanced a total of $7,200 to the Company as unsecured, non-interest bearing loans with no specific terms of repayment.

DORATO RESOURCES INC.

(A Development Stage Company)

#507, 837 West Hastings Street

Vancouver, BC  V6C 3N6

Tel:  604.685.1017

Fax:  604.685.5777

email:  ajd@harbourpacific.com

Interim Consolidated Financial Statements

For the nine months ended October 31, 2007 and October 31, 2006

(Stated in US Dollars)

(Unaudited)

(Prepared by Management)

The accompanying unaudited interim consolidated financial statements of Dorato Resources Inc. for the nine months ended October 31, 2007 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.  These interim consolidated financial statements have not been reviewed by the Company’s external auditors.

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

October 31, 2007 and January 31, 2007

(Stated in US Dollars)

(Unaudited)

		October 31,	January 31,
ASSETS		2007	2007
Current
Cash and cash equivalents		$ 728,427	$ 361,726
Amount receivable		7,975	1,055
Prepaid expenses		2,080	1,673

		738,482	364,454
Equipment – Note 3		13,610	803
Mineral property – Note 10		260,088	-

		$1,012,180	$ 365,257

LIABILITIES

Current
Accounts payable and accrued liabilities – Note 5		$ 25,899	$ 6,719

STOCKHOLDERS’ EQUITY

Capital stock – Notes 1, 4 and 10
Authorized:
100,000,000	common shares without par value
Issued:
6,793,187	common shares (2006: 4,618,187 common shares)	6,522,759	5,853,686
Shares subscribed – Note 4		7,690	-
Deficit accumulated during the development stages		(5,574,267)	(5,463,341)
Accumulated other comprehensive gain (loss)		30,099	(31,807)

		986,281	358,538

		$1,012,180	$ 365,257

Nature of Operations and Ability to Continue as a Going Concern– Note 1

Commitments - Note 10

Subsequent Events – Note 10

APPROVED BY THE DIRECTORS:

“Anton J. Drescher”	Director	“Rowland Perkins”	Director
Anton J. Drescher		Rowland Perkins

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the three and nine months ended October 31, 2007 and 2006 and for the period from February 1, 1997 (Date of Inception of Development Stage) to October 31, 2007

(Stated in US Dollars)

(Unaudited)

					February 1, 1997
					(Date of Incep-
					tion of Develop-
	Three months ended		Nine months ended		ment Stage) to
	October 31,		October 31,		October 31,
	2007	2006	2007	2006	2007

General and Administrative Expenses
Amortization of equipment	$ 333	$ 293	$ 825	$ 865	$ 16,650
Automobile expenses	-	-	-	-	1,672
Consulting fees – Note 5	7,323	6,689	20,785	19,920	413,549
Filing fees	1,311	610	8,197	8,534	61,172
Insurance	-	-	-	-	1,318
Interest and bank charges	-	(12,707)	-	-	-
Management fees – Note 5	-	-	-	-	87,486
Office and general	189	2,776	1,310	7,846	155,917
Printing	-	-	-	-	6,989
Professional fees – Note 5	5,054	6,022	14,732	17,321	265,411
Product marketing	-	-	-	-	46,315
Rent	3,369	3,099	9,561	9,185	133,352
Telephone	-	-	-	-	42,922
Transfer agent fees	1,317	1,196	3,244	5,128	38,292
Travel and entertainment	4,728	-	4,728	-	50,734
Website maintenance	-	-	-	-	51,311

Loss before non-operating items	(23,624)	(7,978)	(63,382)	(68,799)	(1,373,090)

Non-operating items
Gain on settlement of accounts payable	-	-	-	-	15,833
Equity share of loss from investment	-	-	-	-	(113,963)
Loss on write-down of investment	-	-	-	-	(112,402)
Gain on sale of subsidiary	-	-	-	-	200
Interest income	3,754	1,233	10,541	1,233	18,895
Severance pay – Note 5	-	-	-	-	(50,000)
Property investigation expense	(22,482)	-	(58,085)	-	(58,085)
Loss on disposal of equipment	-	-	-	-	(4,318)

Loss from continuing operations	(42,352)	(6,745)	(110,926)	(67,566)	(1,676,930)
Loss from discontinued operations – Schedule 1	-	-	-	-	(546,870)

Net loss for the period	(42,352)	(6,745)	(110,926)	(67,566)	(2,223,800)
Other comprehensive income (loss):
Foreign currency adjustments	23,143	(296)	61,906	(5,598)	30,099

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

for the three and nine months ended October 31, 2007 and 2006 and for the period from  February 1, 1997 (Date of Inception of Development Stage) to October 31, 2007

(Stated in US Dollars)

(Unaudited)

					February 1, 1997
					(Date of Incep-
					tion of Develop-
	Three months ended		Nine months ended		ment Stage) to
	October 31,		October 31,		October 31,
	2007	2006	2007	2006	2007

Comprehensive loss	$(19,209)	$(7,041)	$(49,020)	$(73,164)	$(2,193,701)

Loss per share from continuing operations	$(0.003)	$(0.000)	$(0.02)	$(0.04)

Loss per share from discontinued operations	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Basic loss per share	$(0.00)	$(0.00)	$(0.00)	$(0.00)

Weighted average shares outstanding	5,520,279	1,673,498	4,922,189	1,673,498

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and nine months ended October 31, 2007 and 2006 and for the period from February 1, 1997 (Date of Inception of Development Stage) to October 31, 2007

(Stated in US Dollars)

(Unaudited)

					February 1, 1997
					(Date of Incep-
					tion of Develop-
	Three months ended		Nine months ended		ment Stage) to
	October 31,		October 31,		October 31,
	2007	2006	2007	2006	2007

Cash flow used in operating activities
Net loss for the period from continuing operations	$ (42,352)	$ (6,745)	$(110,926)	$ (67,566)	$(1,676,930)
Items not involving cash:
Amortization of equipment	333	293	825	865	16,650
Donated interest expense	-	(12,608)	-	-	-
Foreign exchange	-	-	-	-	(12,106)
Loss on disposal of equipment	-	-	-	-	4,318
Gain on settlement of accounts payable	-	-	-	-	(15,833)
Equity share of loss (income) from investment	-	-	-	-	113,963
Gain on sale of subsidiary	-	-	-	-	(200)
Loss on write-down of investment	-	-	-	-	112,402
Changes in continuing operations non-cash working capital balances consist of:
Amount receivable	(3,809)	(52)	(6,920)	377	(32,370)
Prepaid expenses	(196)	-	(407)	258	(5,230)
Accounts payable and accrued liabilities	13,877	(4,370)	19,180	(1,929)	51,303
Advances to subsidiary	-	-	-	-	(81,556)

Net cash used in operating activities	(32,148)	(23,482)	(98,248)	(67,995)	(1,525,589)

Cash flow used in investing activities:
Acquisition of investment	-	-	-	-	(488,424)
Mineral property costs	(260,088)	-	(260,088)	-	(260,088)
Due from related parties	-	-	-	-	(645,299)
Proceeds on disposal of equipment	-	-	-	-	5,210
Proceeds on sale of subsidiary	-	-	-	-	200
Purchase of equipment	(13,632)	-	(13,632)	-	(34,696)
Advance receivable	-	-	-	-	1,124

Net cash used in investing activities	(273,720)	-	(273,720)	-	(1,421,973)

Cash flow provided by financing activity:
Common shares issued for cash	669,073	669,162	669,073	669,162	2,940,623
Common shares subscribed	7,690	-	7,690	-	7,690
Due to related parties	-	(242,349)	-	(193,399)	291,877
Loans payable	-	(6,671)	-	(6,515)	6,515
Net cash provided by (used in) financing activity	676,763	(420,142)	676,763	(469,248)	3,246,705

Effect of foreign currency translation	23,143	(296)	61,906	(5,598)	30,099

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

for the three and  nine months ended October 31, 2007 and 2006 and for the period from February 1, 1997 (Date of Inception of Development Stage) to October 31, 2007

(Stated in US Dollars)

(Unaudited)

					February 1, 1997
					(Date of Incep-
					tion of Develop-
	Three months ended		Nine months ended		ment Stage) to
	October 31,		October 31,		October 31,
	2007	2006	2007	2006	2007

Increase in cash and cash equivalents during the period from continuing operations	394,038	396,364	366,701	395,655	329,242
Cash flows from discontinued operations	-	-	-	-	395,272

Net increase in cash and cash equivalents	394,038	396,364	366,701	395,655	724,514
Cash and cash equivalents, beginning of the period	334,389	742	361,726	1,451	3,913

Cash and cash equivalents, end of the period	$ 728,427	$ 397,106	$ 728,427	$ 397,106	$ 728,427

Cash and cash equivalents consist of:
Cash	$ 112,148	$ -	$ 112,148	$ -
Term deposits	616,289	-	616,289	-

	$ 728,437	$ -	$ 728,437	$ -

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -	$ -	$ -	$ -

Income taxes	$ -	$ -	$ -	$ -

Non-cash Transaction – Note 9

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to October 31, 2007

(Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued on incorporation 1983	494	$ 48.56	$ 23,989	$ -	$ -	$ 23,989
Escrow shares issued for resource property 1983	1,875	3.24	6,073	-	-	6,073
Issued for prospectus 1984	2,500	50.00	125,000	-	-	125,000
Issued for private placement 1987	1,140	181.03	206,464	-	-	206,464
Exercise of share purchase warrants 1987	1,000	75.42	75,420	-	-	75,420
Exercise of share purchase options 1987	237	138.77	32,959	-	-	32,959
Issued for settlement of debt 1987	554	90.51	50,142	-	-	50,142
Exercise of share purchase options 1988	282	162.50	45,905	-	-	45,905
Issued for settlement of debt 1988	264	772.77	204,011	-	-	204,011
Issued for private placement 1989	250	84.44	21,111	-	-	21,111
Exercise of share purchase options 1989	62	331.02	20,689	-	-	20,689
Issued for settlement of debt 1989	616	168.87	104,023	-	-	104,023
Exercise of share purchase warrants 1990	250	154.24	38,560	-	-	38,560
Issued for private placement 1990	50	171.38	8,569	-	-	8,569
Exercise of share purchase options 1990	478	336.09	160,650	-	-	160,650
Issued for settlement of debt 1990	328	548.81	180,009	-	-	180,009
Issued for private placement 1991	1,563	181.53	283,645	-	-	283,645
Exercise of share purchase options 1991	1,221	97.75	119,396	-	-	119,396
Issued for settlement of debt 1991	517	348.99	180,600	-	-	180,600
Exercise of share purchase options 1992	3,075	16.55	50,898	-	-	50,898
Exercise of share purchase options 1993	2,000	15.51	31,013	-	-	31,013
Issued for private placement 1993	5,000	15.51	77,531	-	-	77,531
Issued for settlement of debt 1993	2,454	31.01	76,082	-	-	76,082
Exercise of share purchase options 1994	2,425	15.51	37,603	-	-	37,603
Issued for private placement 1994	5,000	29.28	146,424	-	-	146,424
Exercise of share purchase warrants 1994	5,000	29.28	146,424	-	-	146,424
Issued for acquisition of subsidiary company 1994	11,250	14.64	164,727	-	-	164,727
Issued for settlement of debt 1994	2,488	29.29	72,848	-	-	72,848

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to October 31, 2007

 (Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total

Issued for private placement 1995	2,500	29.14	72,854	-	-	72,854
Issued for private placement 1995	15,000	14.57	218,563	-	-	218,563
Exercise of share purchase warrants 1995	1,250	14.57	18,214	-	-	18,214
Exercise of share purchase warrants 1995	1,000	29.14	29,142	-	-	9,142
Exercise of share purchase warrants 1995	188	29.14	5,464	-	-	5,464
Exercise of share purchase warrants 1995	500	14.57	7,285	-	-	7,285
Issued for private placement 1996	6,563	14.48	95,014	-	-	95,014
Exercise of share purchase warrants 1996	1,875	18.10	33,934	-	-	33,934
Exercise of share purchase warrants 1996	1,313	36.20	47,507	-	-	47,507
Exercise of share purchase warrants 1997	6,563	14.45	94,806	-	-	94,806
Exercise of share purchase options 1997	8,250	5.78	47,674	-	-	47,674
Net loss from inception to January 31, 1997	-		-	(3,350,470)	-	(3,350,470)
Other comprehensive income from inception to January 31, 1997	-	-	-	-	3	3

Balance January 31, 1997	97,375		3,361,222	(3,350,470)	3	10,755
Issued for cash:
Private placement	25,000	11.49	287,294	-	-	287,294
Share purchase options	4,812	14.36	69,130	-	-	69,130
Share subdivision – 2 shares for 1 share	-	-	-	-	-
Issued for cash:
Private placement	15,625	11.49	179,559	-	-	179,559
Net loss for year	-	-	-	(574,492)	-	(574,492)
Other comprehensive loss for the year	-	-	-	-	(12,347)	(12,347)

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to October 31, 2007

 (Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total
Balance January 31, 1998	142,812		3,897,205	(3,924,962)	(12,344)	(40,101)
Issued for cash:
Share purchase warrants	24,687	12.35	304,866	-	-	304,866
Share purchase warrants	6,250	10.74	67,114	-	-	67,114
Share purchase options	5,688	13.42	76,342	-	-	76,342
	-
Net loss for year	-		-	(491,105)	-	(491,105)
Other comprehensive loss for the year	-		-	-	(15,396)	(15,396)

Balance January 31, 1999	179,437		4,345,527	(4,416,067)	(27,740)	(98,280)
Issued for cash	-
Share purchase warrants	9,688	12.43	120,451	-	-	120,451
Net loss for the year	-		-	(101,300)		(101,300)
Other comprehensive income for the year	-		-	-	2,484	2,484

Balance, January 31, 2000	189,125		4,465,978	(4,517,367)	(25,256)	(76,645)
Share consolidation – 1 share for 2 shares			-	-	-	-
Issued for cash:
Private placement	750,000	0.53	399,148	-	-	399,148
Share purchase warrants	3,125	0.53	1,663	-	-	1,663
Net loss for the year	-		-	(166,240)	-	(166,240)
Other comprehensive income for the year	-		-	-	8,357	8,357

Balance, January 31, 2001	942,250		4,866,789	(4,683,607)	(16,899)	166,283

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to October 31, 2007

 (Stated in US Dollars)

(Unaudited)

				Deficit
				Accumulated	Accumulated
		Common		During the	Other
	Number	Stock		Development	Comprehensive
	of Shares	Price	Amount	Stages	Income (loss)	Total
Issued for cash:
Private placement	125,000	2.00	247,316	-	-	247,316
Share purchase warrants	196,250	0.50	98,106	-	-	98,106
Escrow cancellation	(938)		-	-	-	-
Net loss for the year	-		-	(297,808)	-	(297,808)
Other comprehensive loss for the year	-		-	-	(5,878)	(5,878)

Balance January 31, 2002	1,262,562		5,212,211	(4,981,415)	(22,777)	208,019
Net loss for the year	-		-	(196,710)	-	(196,710)
Other comprehensive income for the year	-		-	-	3,535	3,535

Balance, January 31, 2003	1,262,562		5,212,211	(5,178,125)	(19,242)	14,844
Net loss for the year	-		-	(64,852)	-	(64,852)
Other comprehensive income for the year	-		-	-	(1,366)	(1,366)

Balance, January 31, 2004	1,262,562		5,212,211	(5,242,977)	(20,608)	(51,374)
Net loss for the year	-		-	(61,474)	-	(61,474)
Other comprehensive income for the year	-		-	-	(6,424)	(6,424)

Balance, January 31, 2005	1,262,562		5,212,211	(5,304,451)	(27,032)	(119,272)
Net loss for the year	-		-	(79,507)	-	(79,507)
Other comprehensive income for the year	-		-	-	(11,162)	(11,162)

Balance, January 31, 2006	1,262,562		5,212,211	(5,383,958)	(38,194)	(209,941)
Private placement	2,200,000	0.19	420,561	-	-	420,561
Debt settlement	1,155,625	0.19	220,914	-	-	220,914
Net loss for the year	-		-	(79,383)	-	(79,383)
Other comprehensive income for the year	-		-	-	6,387	6,387

Balance, January 31, 2007	4,618,187		$ 5,853,686	$ (5,463,341)	$ (31,807)	$ 358,538

…/Cont’d

SEE ACCOMPANYING NOTES

Continued

DORATO RESOURCES INC.

(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY (DEFICIENCY)

for the period ended January 31, 1982 to October 31, 2007

(Stated in US Dollars)

(Unaudited)

					Deficit
					Accumulated	Accumulated
		Common			During the	Other
	Number	Stock		Shares	Development	Comprehensive
	of Shares	Price	Amount	Subscribed	Stages	Income (loss)	Total
Balance, January 31, 2007	4,618,187		$ 5,853,686	$ -	$ (5,463,341)	$ (31,807)	$ 358,538
Share purchase warrants	2,175,000	0.31	669,073	-	-	-	669,073
Shares Subscribed	-		-	7,690	-	-	7,690
Net loss for the period	-		-	-	(110,926)	-	(110,926)
Other comprehensive income for the period	-		-	-	-	61,906	61,906

Balance, October 31, 2007	6,793,187		$ 6,522,759	$ 7,690	$ (5,574,267)	$ 30,099	$ 986,281

•

The number of shares issued and outstanding have been restated to give retroactive effect to various consolidations and a forward split of its share capital (Note 1).

SEE ACCOMPANYING NOTES

DORATO RESOURCES INC.

(A Development Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

October 31, 2007 and 2006

(Stated in U.S. Dollars)

(Unaudited)

Note 1

Nature of Operations and Ability to Continue as a Going Concern – (cont’d)

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for its next 12 months.  Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At October 31, 2007, the Company had not yet achieved profitable operations, has accumulated losses of $5,574,267 since inception, had working capital of $712,583 which may not be sufficient to sustain operations over the next twelve months and expects to incur further losses in the development of its business, all of which casts substantial doubt about the Company’s ability to continue as a going concern.  The Company’s ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. Management has no formal in place to address this concern but considers that the company will be able to obtain additional funds by equity financing and/or related party advances, however there is no assurance of additional funds being available.

Note 2

Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment.  Actual results may differ from these estimates.

The financial statements, in management’s opinion, have been properly prepared within the framework of the significant accounting policies summarized below:

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Dorato Peru S.A.C., incorporated by the Company on April 25, 2007.  All inter-company transactions have been eliminated.

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards (“FAS”) No. 7.  For the purpose of providing cumulative amounts for the consolidated statements of operations and cash flows, these amounts consider only those losses for the period from February 1, 1997 to July 31, 2007, the period in which the Company has undertaken a new development stage activity.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

October 31, 2007 and 2006

(Stated in US Dollars) – Page 2

Note 2

Summary of Significant Accounting Policies – (cont’d)

Cash Equivalents

Cash equivalents are highly liquid Canadian dollar investments in term deposits with a major financial institution that are readily convertible to cash with maturities of three months or less.

Equipment and Amortization

Equipment consists of office equipment and is recorded at cost.  The Company provides for amortization using the declining balance method at the rate of 20% per annum.

Mineral Property

Costs of acquiring mineral properties are capitalized by the project area.  Costs maintain mineral rights and leases are expensed as incurred.  When a property reaches the production state, the related capitalized costs are amortized using the unit of production method on the basis of annual estimates of ore reserves.  Management reviews the carrying value of mineral properties at least annually and will recognize impairment in value based upon current exploration results, and any impairment or subsequent losses are charged to operations at the time of impairment.  If a property is abandoned or sold, its capitalized costs are charged to operation.

Exploration costs are expensed as incurred.

Impairment of Long-lived Assets

The Company reports the impairment of long-lived assets and certain intangibles in accordance with FAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”.  Certain long-lived assets and identifiable intangibles held by the Company are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.  Accordingly, the impairment loss is recognised in the period it is determined.

Foreign Currency Translation

The Company translates amounts into the functional currency, Canadian dollars, and the reporting currency, United States dollars in accordance with FAS No. 52. “Foreign Currency Translation.”  At each balance sheet date, recorded balances that are denominated in a currency other than U.S. dollars are adjusted to reflect the current exchange rate which may give rise to a translation adjustment which is reported as a component of other comprehensive income in the equity section of the balance sheet.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

October 31, 2007 and 2006

(Stated in US Dollars) – Page 3

Note 2

Summary of Significant Accounting Policies – (cont’d)

Foreign Currency Translation – (cont’d)

Monetary assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the end of the year.  Non-monetary assets and liabilities are translated at the exchange rate prevailing when the assets were acquired or the liabilities assumed.  Revenues and expenses are translated at the rate approximating the rate of exchange on the transaction date.  All exchange gains and losses on transactions denominated in currencies other than the functional currency are included in the determination of net income (loss) for the period.

Website Maintenance

Website maintenance costs are expensed as incurred.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes pursuant to FAS No. 109 "Accounting for Income Taxes”.  Under the assets and liability method of FAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Basic Loss per Share

The Company reports basic loss per share in accordance with FAS No. 128, “Earnings per Share”.  Basic loss per share is computed using the weighted average number of common shares outstanding during the years less shares subject to repurchase.  Diluted loss per share has not been provided as it would be antidilutive.

Financial Instruments

The carrying value of cash and cash equivalents and accounts payable and accrued liabilities approximate fair value because of the short maturity of those instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Comprehensive Loss

FAS No. 130 “Reporting Comprehensive Income” establishes guidelines for the reporting and display of comprehensive income and its components in financial statements.  Comprehensive loss includes foreign currency translation adjustments.  Upon adoption, all years presented were restated to show the reclassification of other comprehensive income from net loss.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

October 31, 2007 and 2006

(Stated in US Dollars) – Page 4

Note 3

Equipment

October 31,
2007
Accumulated
	Cost	Amortization	Net

Office equipment	$ 13,740	$ 12,628	$ 1,112
Computer equipment	12,498	-	12,498

	$ 26,238	$ 12,628	$ 13,610

January 31, 2007
Accumulated
	Cost	Amortization	Net

Office equipment	$ 12,606	$ 11,803	$ 803

Note 4

Capital Stock – Note 10

At January 31, 2007 there were 2,200,000 share purchase warrants outstanding and exercisable at $0.31(CDN$0.30) per share, expiring on September 27, 2007.

During the nine months ended October 31, 2007, 2,175,000 of these warrants were exercised and subsequent to October 31, 2007 the remaining 25,000 warrants were exercised.

Note 5

Related Party Transactions

The Company has incurred expenses paid to directors, former directors, officers, companies controlled by directors of the Company and companies with directors in common with the Company as follows:

			February 1,
			1997 (Date of
			Inception of
			Development
	Nine months ended		Stage) to
	October 31,		October 31,
	2007	2006	2007

Consulting fees	$ 20,785	$ 19,920	$ 366,082
Management fees	-	-	87,486
Office and general	-	-	5,387
Professional fees	1,032	2,500	51,711
Severance pay	-	-	50,000

	$ 21,817	$ 22,420	$ 560,666

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

October 31, 2007 and 2006

(Stated in US Dollars) – Page 5

Note 5

Related Party Transactions – (cont’d)

Included in accounts payable at October 31, 2007 is $1,032 (January 31, 2007:  $1,216) with respect to fees and expenses due to directors of the Company and companies controlled by directors of the Company.

Note 6

Deferred Tax Assets

The following table summarizes the significant components of the Company’s deferred tax assets at January 31, 2007 and 2006:

	2007	2006

Deferred tax assets
Net operating loss carryforward	$ 457,961	$ 435,281

Gross deferred tax assets	$ 457,961	$ 435,281
Valuation allowance for deferred tax asset	(457,961)	(435,281)

	$ -	$ -

The amount taken into income as deferred tax assets must reflect that portion of the income tax loss carryforwards, which is more likely-than-not to be realized from future operations.  The Company has chosen to provide an allowance of 100% against all available income tax loss carryforwards, regardless of their time of expiry, due to sustained losses from operations.  Management believes that it is more likely-than-not that the carryforwards will expire and will not be realized from future operations.

Note 7

Income Taxes

No provision for income taxes has been provided in these consolidated financial statements due to the net loss.  At January 31, 2007, the Company has net operating loss carryforwards, which expire commencing in 2019, totalling approximately $1,346,710 the potential tax benefit of which has not been recorded in the consolidated financial statements.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

October 31, 2007 and 2006

(Stated in US Dollars) – Page 6

Note 8

New Accounting Standards

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FAS Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”.  The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”.  Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition of uncertain tax position.  The interpretation is effective for fiscal years beginning after December 15, 2006.  The adoption of FIN 48 is not expected to have a material impact on the Company’s consolidated financial position, results of operations or cash flows; however, the Company is still analyzing the effects of FIN 48.

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”.  This Statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosure related to the use of fair value measures in financial statements.  The Statement is to be effective for the Company’s financial statements issued in 2008; however, earlier application is encouraged.  The Company is currently evaluating the timing of adoption and the impact that adoption might have on its consolidated financial position or results of operations.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108 (“SAB 108”).  Due to diversity in practice among registrants, SAB 108 expressed SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether financial statement restatement is necessary.  SAB 108 is effective for fiscal years ending after November 15, 2006, and early application is encouraged.  The Company does not believe SAB 108 will have a material impact on its consolidated financial position or results from operations.

In December 2006, the FASB issued FAS Staff Position (“FSP”) EITF 00-19-2, “Accounting for Registration Payment Arrangements”.  This FSP specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement should be separately recognized and measured in accordance with FAS No. 5, “Accounting for Contingencies”.  This FSP is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that re entered into or modified subsequent to December 31, 2006.  For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to December 31, 2006, the guidance in the FSP is effective January 1, 2006 for the Company.  The Company does not believe that this FSP will have a material impact on its consolidated financial position or results from operations.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

October 31, 2007 and 2006

(Stated in US Dollars) – Page 7

Note 8

New Accounting Standards – (cont’d)

On February 15, 2007, the FASB issued FAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities”.  This Statement establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities.  FAS No. 159 is effective for the Company’s financial statements issued in 2008.  The Company is currently evaluating the impact that the adoption of FAS No. 159 might have on its consolidated financial position or results of operations.

Note 9

Non-cash Transactions

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the consolidated statements of cash flows.

a)

During the nine months ended October 31, 2007, the Company settled loans payable totalling $Nil (2006:  $6,515) by issuing Nil (2006:  33,493) common shares at $0.19 (CDN$0.225) per share.

b)

During the nine months ended October 31, 2007, the Company settled the debt owing to a director of the Company totalling $Nil (2006:  $214,399) by issuing Nil (2006:  1,122,132) common shares at $0.19 (CDN$0.225) per share.

These transactions were excluded from the consolidated statements of cash flows.

Note 10

Subsequent Events – Note 4

Subsequent to October 31, 2007 the Company entered into five option agreements to earn a 100% interest in 64 mineral claims and certain mining concessions located in Peru (the “Mineral Claims”).  As consideration for the mineral claims, the Company agreed to issue 10,150,000 common shares in stages and pay a total of US $9,220,000 as follows:

i)

The Company has the option to earn 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 16,158 hectares (the “Vicmarama Property”).  In order to earn a 100% interest in the Vicmarama Property, the Company agreed to issue a total of 750,000 common shares.  Upon acceptance by the TSX Venture Exchange (the “Exchange”) 250,000 shares will be issued and the remaining 500,000 shares will be issued over the following 24 months.  The Company also agreed to pay $250,000 as consideration for the Vicmarama Property.  Upon the acceptance by the Exchange, $150,000 will be paid and the remaining $100,000 will be paid over the following year.

ii)

The Company has the option to earn 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 14,500 hectares (the “Maravilla Property”).  In order to earn a 100% interest in the Maravilla Property, the Company agreed to issue a total of 1,500,000 common shares.  Upon acceptance by the Exchange, 250,000 of these shares will be issued and the remaining 1,250,000 shares will be issued over the following 24 months.  The Company also agreed to pay $300,000 as consideration for the Maravilla Property upon acceptance by the Exchange.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Consolidated Financial Statements

October 31, 2007 and 2006

(Stated in US Dollars) – Page 8

Note 10

Subsequent Events – Note 4 – (cont’d)

iii)

The Company has the option to earn 100% interest in 11 mineral claims located in Peru, comprising an aggregate of 9,659 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, the Company agreed to issue a total of 1,500,000 common shares.  Upon acceptance by the Exchange, 250,000 of these shares will be issued and the remaining 1,250,000 shares will be issued over the following 24 months.  The Company also agreed to pay $400,000 as consideration for the Lahaina 2 Property.  Upon acceptance by the Exchange, $200,000 will be paid and the remaining $200,000 will be paid over the following year.

i)

The Company has the option to earn 100% interest in 17 mineral claims located in Peru, comprising an aggregate of 15,468 hectares (the “Lahaina 1 Property”).  In order to earn a 100% interest in the Lahaina 1 Property, the Company agreed to issue 3,400,000 common shares.  Upon acceptance by the Exchange, 400,000 of these shares will be issued and the remaining 3,000,000 shares will be issued over the following 36 months.  The Company also agreed to pay $270,000 as consideration for the Lahaina 1 Property upon acceptance by the Exchange.

v)

The Company entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the Mineral Claims.  Under the terms of the agreement, the Company was granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 common shares of the Company upon acceptance by the Exchange and the payment of $8,000,000 payable over 36 months.

In accordance with the policies of the Exchange, the Company’s acquisition of the Mineral Claims will constitute a change of business to the mining sector and the Company will be required to satisfy applicable Exchange requirements, including shareholder approval and preparation of a Filing statement.

At October 31, 2007, the Company has advanced a total of $260,088 for due diligence and costs related to the acquisition of the Mineral Claims.

The Company has received subscription agreements for a private placement of 17,000,000 common shares at $0.60 per share.  These agreements are also subject to regulatory and shareholder approval.

Dorato Resources Inc.

(A Development Stage Company)

PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited)

October 31, 2007

                                 BDO Dunwoody LLP

#604 – 750 West Pender Street

                                            Chartered Accountants

Vancouver, BC, Canada V6C 2T7

                                    Telephone:  (604) 689-0188

                                    Fax:  (604) 689-9773

COMPILATION REPORT

To the Directors of

Dorato Resources Inc.

(A Development Stage Company)

We have read the accompanying unaudited pro forma consolidated balance sheet of Dorato Resources Inc. as at October 31, 2007 and have performed the following procedures:

1.

Compared the figures in the column captioned “Dorato Resources Inc.” to the unaudited financial statements of  Dorato Resources Inc. as at October 31, 2007 and found them to be in agreement.

2.

Made enquiries of certain officials of Dorato Resources Inc. who have responsibility for financial and accounting matters about:

(a)

the basis for determination of the pro forma adjustments; and

(b)

whether the pro forma balance sheet complies as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

The officials:

(a)

described to us the basis for determination of the pro form adjustments, and

(b)

stated that the pro forma balance sheet complies as to form in all material respects with the regulatory requirements of the various securities commissions and similar regulatory authorities in Canada.

1.

Read the notes to the pro forma balance sheet, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

2.

Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the column captioned “Dorato Resources Inc.” as at October 31, 2007 and found the amounts in the column captioned “Pro forma” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma balance sheet, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

(signed) “BDO Dunwoody LLP”

Chartered Accountants

Vancouver, Canada,

February 20, 2008

Dorato Resources Inc.

(A Development Stage Company)

PRO FORMA CONSOLIDATED BALANCE SHEET

(Stated in United States Dollars)

As at October 31, 2007

Unaudited

	Dorato Resources Inc. $	Pro forma adjustments $	Note	Pro forma $

ASSETS
Current
Cash and cash equivalents	728,427	10,737,540	[2b]	9,415,967
		(130,000)	[2c]
		(1,920,000	[2a]
Accounts receivable	7,975	-		7,975
Prepaid expenses	2,080	-		2,080
	738,482	8,687,540		9,426,022

Resource properties	260,088	2,621,223	[2a]	4,801,311
		1,920,000	[2a]
Equipment	13,610	-		13,610
	1,012,180	13,228,763		14,240,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current

Accounts payable and accrued liabilities	25,899	-		25,899

Shareholders’ equity
Share capital [note 3]	6,522,759	10,737,540	[2b]	19,751,522
		2,621,223	[2a]
		(130,000)	[2c]

Subscriptions received in advance	7,690			7,690

Accumulated other comprehensive income	30,099			30,099

Deficit	(5,574,267)			(5,574,267)

Total shareholders’ equity	986,281	13,228,763		14,215,044
	1,012,180	13,228,763		14,240,943

See accompanying notes to pro forma consolidated balance sheet.

Dorato Resources Inc.

(A Development Stage Company)

NOTES TO THE PRO-FORMA CONSOLIDATED BALANCE SHEET

October 31, 2007

(Unaudited)

(Stated in United States Dollars)

1. BASIS OF PRESENTATION

The accompanying pro forma consolidated balance sheet has been prepared by management of Dorato Resources Inc. (“Dorato”) for inclusion in the Filing Statement of Dorato dated April 3, 2008 with respect to Dorato’s proposed Change of Business to the mining sector under the policies of the TSX Venture Exchange (the “Exchange”).  The pro forma consolidated balance sheet gives effect to the completion of five agreements whereby Dorato will have the option to earn a 100% interest in several mineral claims located in Peru (the “Transactions”).  All financial amounts are shown in United States dollars, except where noted.

The accompanying pro forma consolidated balance sheet has been derived from the unaudited interim financial statements of Dorato as at October 31, 2007.  The accounting policies used in the preparation of the pro forma consolidated balance sheet are those disclosed in Dorato’s audited financial statements.

The pro forma consolidated balance sheet is not necessarily indicative of the financial position that actually would have been achieved if the Transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future.

In the opinion of Dorato’s management, the unaudited pro forma consolidated balance sheet has been prepared in accordance with generally accepted accounting principles in the United States of America and include all adjustments necessary for the fair presentation of the acquisition Transactions.

The pro forma consolidated balance sheet and accompanying notes should be read in conjunction with the description of the transaction in the Filing Statement, the audited and unaudited financial statements of Dorato, including the notes thereto, included elsewhere in the Filing Statement.

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The pro forma consolidated balance sheet gives effect to the completion of the proposed Transactions contemplated by the Option Agreements (the “Agreements”) as more fully described in the Filing Statement, as if they had occurred on October 31, 2007. A summary of the proposed Transactions is as follows:

a)

Option Agreements

Dorato has the option to earn a 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 16,158 hectares (the “Vicmarama Property”).  In order to earn a 100% interest in the Vicmarama Property, Dorato has agreed to issue a total of 750,000 common shares of Dorato.  Upon acceptance by the Exchange, 250,000 shares will be issued and the remaining 500,000 shares will be issued over the following 24 months.  Dorato has also agreed to pay $250,000 as consideration for the Vicmarama Property.  Upon acceptance by the Exchange, $150,000 will be paid and the remaining $100,000 will be paid over the following year.

Dorato has the option to earn a 100% interest in 18 mineral claims located in Peru, comprising an aggregate of 14,500 hectares (the “Maravilla Property”).  In order to earn a 100% interest in the Maravilla Property, Dorato has agreed to issue a total of 1,500,000 common shares of Dorato.  Upon acceptance by the Exchange, 250,000 of these shares will be issued and the remaining 1,250,000 shares will be issued over the following 24 months.  Dorato has also agreed to pay $300,000 as consideration for the Maravilla Property upon acceptance by the Exchange.

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Pro-Forma Consolidated Balance Sheet

October 31, 2007

(Stated in US Dollars) – Page 2

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

a)

Option Agreements (continued)

Dorato has the option to earn a 100% interest in 11 mineral claims located in Peru, comprising an aggregate of 9,659 hectares (the “Lahaina 2 Property”).  In order to earn a 100% interest in the Lahaina 2 Property, Dorato has agreed to issue a total of 1,500,000 common shares of Dorato.  Upon acceptance by the Exchange, 250,000 of these shares will be issued and the remaining 1,250,000 shares will be issued over the following 24 months.  Dorato has also agreed to pay $400,000 as consideration for the Lahaina 2 Property.  Upon acceptance by the Exchange, $200,000 will be paid and the remaining $200,000 will be paid over the following year.

Dorato has the option to earn a 100% interest in 17 mineral claims located in Peru, comprising an aggregate of 15,468 hectares (the “Lahaina 1 Property”).  In order to earn a 100% interest in the Lahaina 1 Property, Dorato has agreed to issue a total of 3,400,000 common shares of Dorato.  Upon acceptance by the Exchange, 400,000 of these shares will be issued and the remaining 3,000,000 shares will be issued over the following 36 months.  Dorato has also agreed to pay $270,000 as consideration for the Lahaina 1 Property upon acceptance by the Exchange.

Dorato Peru S.A.C., a wholly-owned subsidiary of Dorato incorporated on April 25, 2007, has also entered into an agreement with the sole shareholders of Compania Minera Afrodita S.A.C., (“Afrodita”), a company registered in Lima, Peru which owns certain mining concessions in the area of the above-noted 64 mineral claims.  Under the terms of the agreement, Dorato Peru S.A.C. has been granted the option to purchase all of the shares of Afrodita in return for the issuance of 3,000,000 common shares of Dorato upon acceptance by the Exchange and the payment of $8,000,000 payable over 36 months as follows:

-

$50,000, upon execution of the agreements

-

$950,000, upon the earlier of acceptance by the Exchange or February 29, 2008;

-

$2,000,000 on the first anniversary of the date of subscription;

-

$2,500,000 on the second anniversary of the date of subscription;

-

$2,500,000 on the third anniversary of the date of subscription.

A summary of the cash payments and Common Share deliveries under all of the Option Agreements is set forth below.  The total common shares issuable together with required cash payments amount to 10,150,000 common shares and $9,200,000, if all options were exercised.  On Exchange approval, Dorato is obligated to issue 4,150,000 common shares and pay the optionors $1,920,000.  The additional obligations to issue shares or make further payments are solely at the option of Dorato and will be based upon the results of its continued due diligence and its exploration activities on each of the option properties.

Project	Common Shares Issuable if Option Exercised	Cash Payment if Option Exercised
Vicmarama Property	750,000	US $250,000
Maravilla Property	1,500,000	US $300,000
Lahaina 2 Property	1,500,000	US $400,000
Lahaina 1 Property	3,400,000	US $270,000
Afrodita Property	3,000,000	US $8,000,000
Total, if options exercised	10,150,000	US $9,220,000
Total due on closing	4,150,000	US$1,920,000

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Pro-Forma Consolidated Balance Sheet

October 31, 2007

(Stated in US Dollars) – Page 3

2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS (Continued)

b)

Financing

Dorato will offer a private placement of up to 17,000,000 common shares at CDN$0.60 per share for total proceeds of CDN$10,200,000.  In addition to the statutory four month hold period, the subscribers will voluntarily agree that the shares be held in escrow for one year with 50% of the shares being released after four months, a further 25% being released after eight months and the final 25% being released after one year.

This transaction is subject to regulatory approval.

Transaction costs are estimated to be $130,000 in cash.

The Afrodita option involves the acquisition of the related mineral claims through Dorato’s Peruvian subsidiary, Dorato Peru S.A.C., and further, through the acquisition of 100% of the outstanding shares of Compania Minera Afrodita S.A.C.  As both of these companies have no other assets or liabilities other than the interest in the Afrodita mineral claims, they have not been recognized for consolidation purposes in the preparation of the pro forma consolidated balance sheet.

The following adjustments have been made to reflect the transaction described above:

[a]

To reflect the acquisition of the mineral properties represented by the Option Agreements on the basis of those obligations payable by Dorato on closing of the transactions.  Common shares issuable on closing have been reflected at a value CDN$0.60 per share, being the fair value of the related financing.

[b]

To reflect the proceeds of the proposed private placement financing of CDN$10,200,000 (17,000,000 shares at CDN$0.60 per share) at its US dollar equivalent of $10,737,540.

[c]

To reflect estimated transaction costs of $130,000.

Project	Common Shares Issuable	Fair value of shares (CDN$0.60)	Cash Payment on closing (USD)
Vicmarama Property	250,000	$150,000	$150,000
Maravilla Property	250,000	$150,000	$300,000
Lahaina 1 Property	250,000	$150,000	$200,000
Lahaina 2 Property	400,000	$240,000	$270,000
Afrodita Property	3,000,000	$1,800,000	$1,000,000

Foreign exchange		131,223
Total due on closing	4,150,000	US$2,621,223	US$1,920,000

Dorato Resources Inc.

(A Development Stage Company)

Notes to the Pro-Forma Consolidated Balance Sheet

October 31, 2007

(Stated in US Dollars) – Page 4

3. SHARE CAPITAL

After giving effect to the transactions contemplated by the Filing Statement, the Company would have share capital as at October 31, 2007 as follows:

[a]

Authorized

Unlimited number of common shares without par value, voting

[b]

Issued and outstanding

		$
		(US Dollars)
Common shares
Balance outstanding at October 31, 2007	6,793,187	6,522,759
Issued pursuant to the Transactions on closing	4,150,000	2,621,223
Issued for cash pursuant to financing	17,000,000	10,737,540

Less share issue costs		(130,000)

	27,943,187	19,751,522

CERTIFICATE OF THE ISSUER

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities of DORATO RESOURCES INC., assuming completion of the Change of Business and the Financing.

DATED this 3rd day of  April, 2008.

(signed) Anton J. Drecher President	(signed) Donna Moroney Corporate Secretary

ON BEHALF OF THE BOARD OF DIRECTORS

(signed) Anton J. Drecher	(signed) Gerhard Drescher

PERSONAL INFORMATION

Dorato Resources Inc. hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(a)

the disclosure of Personal Information by Dorato Resources Inc to the Exchange pursuant to the Exchange’s Form 3B2 – Information Required in a Filing Statement For A Qualifying Transaction; and

(b)

the collection, use and disclosure of Personal Information by the Exchange for the purposes described in the Exchange’s Appendix 6B or as otherwise identified by the Exchange, from time to time.

DATED this 3rd day of April , 2008.

(signed)

Anton J. Drescher

President

APPENDIX 1

FORM 3D2 - INFORMATION REQUIRED IN A FILING STATEMENT FOR A REVERSE TAKE-OVER OR CHANGE OF BUSINESS

Definitions

“Affiliate” means a Company that is affiliated with another Company as described below.

A Company is an “Affiliate” of another Company if one of them is the subsidiary of the other, or each of them is controlled by the same Person.

A Company is “controlled” by a Person if voting securities of the Company are held, other than by way of security only, by or for the benefit of that Person, and the voting securities, if voted, entitle the Person to elect a majority of the directors of the Company.

A Person beneficially owns securities that are beneficially owned by:

(c)

a Company controlled by that Person, or

(d)

an Affiliate of that Person or an Affiliate of any Company controlled by that Person.

“Arm’s Length Transaction” means a transaction which is not a Related Party Transaction.

“Associate” when used to indicate a relationship with a Person, means an issuer of which the Person beneficially owns or controls, directly or indirectly, voting securities entitling him to more than 10% of the voting rights attached to outstanding securities of the issuer, any partner of the Person, any trust or estate in which the Person has a substantial beneficial interest or in respect of which a Person serves as trustee or in a similar capacity, in the case of a Person, who is an individual; that Person’s spouse or child, or any relative of the Person or of his spouse who has the same residence as that Person; but where the Exchange determines that two Persons shall, or shall not, be deemed to be associates with respect to a Member firm, Member corporation or holding company of a Member corporation, then such determination shall be determinative of their relationships in the application of Rule D with respect to that Member firm, Member corporation or holding company.

“Change of Business” or “COB” means a transaction or series of transactions which will redirect an Issuer’s resources and which changes the nature of its business, for example, through the acquisition of an interest in another business which represents a material amount of the issuer’s market value, assets or operations, or which becomes the principal enterprise of the issuer.

“Change of Control” includes situations where after giving effect to the contemplated transaction and as a result of such transaction:

(e)

any one Person holds a sufficient number of the Voting Shares of the Issuer or Resulting Issuer to affect materially the control of the Issuer or Resulting Issuer, or

(f)

any combination of Persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding hold in total a sufficient number of the Voting Shares of the Issuer or Resulting Issuer to affect materially the control of the Issuer or Resulting Issuer; where such Person or combination of Persons did not previously hold a sufficient number of Voting Shares to affect materially the control of the Issuer or Resulting Issuer.  In the absence of evidence to the contrary, any Person or combination of Persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, hold more than 20% of the Voting Shares of the Issuer or Resulting Issuer is deemed to materially affect the control of the Issuer or Resulting Issuer.

“Company” unless specifically indicated otherwise, means a corporation, incorporated association or organization, body corporate, partnership, trust, association or other entity other than an individual.

“Completion Date” means the date of the Final Exchange Bulletin.

“Control Person” means any Person that holds or is one of a combination of Persons that holds a sufficient number of any of the securities of an issuer so as to affect materially the control of that issuer, or that holds more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holder of those securities does not materially affect the control of the issuer.

“Exchange” means the TSX Venture Exchange Inc.

“Final Exchange Bulletin” means the bulletin issued by the Exchange following closing of the COB or RTO and the submission of all Post-Approval Documents which evidences the final Exchange acceptance of the COB or RTO.

“Insider” if used in relation to an issuer, means:

(g)

a director or senior officer of the issuer;

(h)

a director or senior officer of the Company that is an insider or subsidiary of the issuer;

(i)

a Person that beneficially owns or controls, directly or indirectly, Voting Shares carrying more than 10% of the voting rights attached to all outstanding Voting Shares of the Issuer; or

(j)

the Issuer itself if it holds any of its own securities.

“Non Arm’s Length Party” means in relation to a Company, a promoter, officer, director, other Insider or Control Person of that Company (including an issuer) and any Associates or Affiliates of any of such Persons. In relation to an individual, means any Associate of the individual or any Company of which the individual is a promoter, officer, director, Insider or Control Person.

“Person” means a Company or individual.

“Post-Approval Documents” mean the documents prescribed as such in Policy 5.2 – Changes of Business and Reverse Take-Overs.

“Related Party Transaction” has the meaning ascribed to that term under Appendix 5B – OSC Rule 61-501, and includes a related party transaction that is determined by the Exchange, to be a Related Party Transaction.  The Exchange may deem a transaction to be a Related Party Transaction where the transaction involves Non Arms Length Parties, or other circumstances exist which may compromise the independence of the issuer with respect to the transaction.

“Resulting Issuer” means the issuer existing on the Completion Date.

“Reverse Take Over or RTO” means a transaction or series of transactions, involving an acquisition by the issuer or of the issuer, and a securities issuance by an issuer that results in:

(k)

new shareholders holding more than 50% of the outstanding voting securities of the issuer, and

(l)

a Change of Control of the issuer.

The Exchange may deem a transaction to have resulted in a Change of Control by aggregating the shares of a vendor group and/or incoming management group, but does not include any transaction or series of transactions whereby the newly issued securities are to be issued to shareholders of an issuer listed on TSX or another senior exchange under a formal take over bid made pursuant to Securities Laws.

A transaction or series of transactions may include an acquisition of a business or assets, an amalgamation, arrangement or other reorganization.

Any securities issued pursuant to a private placement effected concurrently, contingent upon, or otherwise linked to a transaction or series of transactions, may be used in order to determine whether a transaction or series of transactions satisfies (a) and/or (b), above.

“Sponsor” has the meaning specified in Exchange Policy 2.2 – Sponsorship and Sponsorship Requirements.

“Target Assets” means the assets, business, property or interest therein, being purchased, optioned or otherwise acquired in connection with the COB or RTO.

“Target Company” means a Company to be acquired in connection with the COB or RTO, or the Vendors of the Target Assets.

“Vendors” means the beneficial owner(s) of the Target Assets.